BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

[redacted]

RECEIVED
2009 MAY 18 A 3:46

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

12-31-08
AR/S

30 April 2009

Dear Sirs

BBA Aviation plc - Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i):

Copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	30 April 2009	Form 123	Notice of increase in nominal capital
2	30 April 2009		Special Resolutions passed at the AGM on 30 April 2009
3	19 March 2009	Form 88(2)	Return of Allotment of Shares

Documents filed with the United Kingdom Listing Authority viewing facilities

	Date	Description
4	30 April 2009	Resolutions relating to special business passed at AGM on 30 April 2009
5	24 March 2009	Annual Report and Accounts 2008, Chairman's Letter and Notice of AGM, AGM Proxy Card, Scrip Dividend Scheme Circular, Scrip Dividend Mandate Form, Notice of Availability of BBA Aviation plc 2008 Annual Report and Notice of Annual General Meeting, Letter to shareholders about shareholders communications and Reply Card and Warning to Shareholders about Boiler Room Scams

Yours faithfully

Alice Hammond
Assistant Company Secretary

Enclosures

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

RECEIVED

2009 MAY 18 A 3:46

CHFP055

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

(Address overleaf)

For official use

Company Number

53688

Name of Company

* insert full name of company

*** BBA AVIATION PLC**

gives notice in accordance with section 123 of the above Act that by resolution of the company

§ the copy must be printed or in some other form approved by the registrar

dated 30 April 2009 the nominal capital of the company has been increased by £75,000,000.00 beyond the registered capital of £150,250,000.00

A copy of the resolution authorising the increase is attached. §

The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

To rank pari passu in all respects with the existing ordinary 29 16/21pence shares in the capital of the Company

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Please tick here if continued overleaf ☐

Signed Allan Stone Designation ‡ Group Secretary Date 30 April 2009

Presentor's name address, telephone number and reference (if any):

Mrs A Hammond
BBA Aviation plc
20 Balderton Street
London W1K 6TL

For official use

General Section

Post room

ICSA SOFTWARE

BLUEPRINT
Company Secretary

COMPANY NUMBER 53688

BBA AVIATION PLC

At the Annual General Meeting of BBA Aviation plc, (the "Company") duly convened and held at No. 4 Hamilton Place, London W1J 7BQ on Thursday 30 April 2009 at 10.00am, the following resolution was passed:

<u>As an Ordinary Resolution:</u>

THAT the authorised share capital of the Company be increased by £75,000,000 by the creation of 252,000,000 additional ordinary shares of $29^{16/21}$p each

Z STONE
GROUP SECRETARY

Registered Office:
20 Balderton Street
London
W1K 6TL

COMPANY NUMBER 53688

RESOLUTIONS OF
BBA AVIATION PLC

IN ACCORDANCE WITH SECTIONS 378 & 380 OF THE COMPANIES ACT 1985

At the Annual General Meeting of BBA Aviation plc, (the "Company") duly convened and held at No. 4 Hamilton Place, London W1J 7BQ on Thursday 30 April 2009 at 10.00am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised:

(A) to exercise the power contained in Article 135 of the Articles of Association so that, to the extent and in the manner determined by the directors, the holders of ordinary shares in the Company are permitted to elect to receive new ordinary shares, credited as fully paid, instead of all (or at the discretion of the directors, part) of any dividends paid by the Company after the passing of this resolution and before the earlier of (i) 30 June 2013 and (ii) the annual general meeting in 2013; and

(B) to capitalise the appropriate nominal amount of the new ordinary shares in the Company, falling to be allotted pursuant to any elections made pursuant to paragraph (A) above out of the amount for the time being standing to the credit of any reserve accounts (including any share premium account and capital redemption reserve) or to the credit of the profit and loss account (in each case, whether or not such amounts are available for distribution), to apply that sum in paying up such new ordinary shares in full and to allot such new ordinary shares to the shareholders of the Company validly making such elections.

As an Ordinary Resolution:

THAT the authorised share capital of the Company be increased by £75,000,000 by the creation of 252,000,000 additional ordinary shares of $29^{18/21}$p each

As an Ordinary Resolution:

THAT the directors be and are hereby authorised to allot relevant securities (as defined in the Companies Act 1985):

(A) up to a nominal amount of £40,937,995: and

(B) comprising equity securities (as defined in the Companies Act 1985) up to a nominal amount of £81,875,989 (including within such limit any relevant securities allotted under paragraph (A) above) in connection with an offer by way of a rights issue:
(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
(ii) to holders of other equity securities as required by the rights of those securities or as the directors otherwise consider necessary,
and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter,

such authorities to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 30 June 2010) but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the directors may allot relevant securities under any such offer or agreement as if the authority had not ended..

As a Special Resolution:

THAT the directors be and are hereby given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment is treated as an allotment of equity securities under section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited:

(A) to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under paragraph (B) of resolution 11, by way of a rights issue only):
  (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
  (ii) to holders of other equity securities, as required by the rights of those securities or, as the directors otherwise consider necessary,

  and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B) in the case of the authority granted under paragraph (A) of resolution 11 and/or in the case of any transfer of treasury shares which is treated as an allotment of equity securities under section 94(3A) of the Companies Act 1985, to the allotment (otherwise than under paragraph (A) above) of equity securities up to a nominal amount of £6,140,699,

such power to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 30 June 2010) but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the directors may allot equity securities under any such offer or agreement as if the power had not ended.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of $29^{16/21}$p each in the capital of the Company ("ordinary shares") provided that:

(A) the maximum aggregate number of ordinary shares authorised to be purchased is 61,856,982 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

(B) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29^{16/21}$p;

(C) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;

(D) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2010, unless such authority is renewed, varied or revoked prior to such time;

(E) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(F) all ordinary shares purchased pursuant to the said authority shall either:

(i) be cancelled immediately upon completion of the purchase; or
(ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As a Special Resolution:

THAT a general meeting of the Company other than an annual general meeting may be called on not less than 14 clear days' notice.

BY ORDER OF THE BOARD

Z STONE
GROUP SECRETARY

Registered Office:
20 Balderton Street
London
W1K 6TL

RECEIVED
2009 MAY 13 A 3:46

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	00053688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	10	03	2009
To			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	202,127		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 202,127
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Zillah Stone Date 19 March 2009

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P Issued on 10-MAR-2009

Name and Address of Shareholder		Holding
BRUCE VAN ALLEN	32245 EQUESTRIAN TRAIL SORRENTO FL 32776 USA	23,919
YOEL AMONI	20022 PINEHURST TRAIL DR HUMBLE TX 73746 USA	3,981
STEVE BANKS	907 N BROOK FORREST DERBY KS 67037 USA	1,465
GARY BOEKENKAMP	8627 SOUTHBAY DR ORLANDO FL 32819 USA	8,169
RUSSELL CATHEY	113 BAREFIELD DR HAPHZIBAH GA 30815 USA	5,453
IAN CHEYNE	2200 TARLETON COURT COLLEYVILLE TX 76034 USA	3,531
DAVID COOLER	8600 SAMANTHA COURT WAXHAW NC 28173 USA	3,273
MIKE CUMNOCK	525 SOUTHEND TR SOUTHLAKE TX 76092 USA	3,965
MR DENNIS DIMARCO	3508 MAPLEWOOD COURT BEDFORD TEXAS USA 76021	3,795
CY FARMER	8793 WELLINGTON VIEW DR WEST PALM BEACH FL 33411 USA	4,925

Registration Number 53688 ORDINARY SHARES OF 29 16/21P Issued on 10-MAR-2009

Name and Address of Shareholder		Holding
MR ROBERT P FRESE	1221 VIA DEL MAR WINTER PARK FLORIDA 32789 USA	11,959
JOE GIBNEY	14192 WEYMOUTH RUN ORLANDO FL 32828 USA	2,927
JOE GOLDSTEIN	9169 BAY HILL BLVD ORLANDO FL 32819 USA	6,242
WILLY HARMON	203 CHURCH ST GRAPEVINE TX 76051 USA	3,779
DORIS HASTINGS	6801 RAINTREE PLACE FLOWER MOUND TX 75022 USA	5,003
GEOFF HECK	3053 LOON LANE EAGAN MN 55121 USA	3,686
ERIC HIETALA	10597 BLENHEIM AVENUE LAS VEGAS NV 89135 USA	3,641
STEVE LEE	2071 MOHICAN TRAIL MAITLAND FL 32751 USA	10,208
NANDU MADIREDDI	1230 LAKEWAY DRIVE SOUTHLAKE TX 76092 USA	8,525
MR DAN MARCINIK	7 TALLOWOOD LANE AMESBURY MA 01913	6,025

BBA AVIATION PLC

USA

BBA AVIATION PLC

Registration Number 53688

ORDINARY SHARES OF 29 16/21P Issued on 10-MAR-2009

Name and Address of Shareholder		Holding
FRANCIS MARTIN	2803 BUENA VISTA CT CARROLLTON TX 75007 USA	3,547
MIKE MCCAULEY	4408 AUBURN DRIVE FLOWER MOUND TX 75028 USA	4,415
HUGH MCELROY	8200 FIRESTONE DR FLOWER MOUND TX 75022 USA	13,127
DOUG MEADOR	2801 WATERVIEW LANE FLOWER MOUND TX 75022 USA	7,172
MARY MILLER	914 ROLFE PLACE ALEXANDRIA VA 22314 USA	2,961
TIM RAMSEY	13392 SUNSET LAKES CIRCLE WINTER GARDEN FL 34787 USA	5,499
ANDY REEVES	1529 CATHERINE STREET NO 32 ORLANDO FL 32801 USA	4,678
ALICIA RODITES	1327 GLENWICK DR WINDERMERE FL 34786 USA	2,199
GENE ROY	12147 S SHADY TREE LANE ARLINGTON TN 38002 USA	3,129
BRENT RUSSELL	9125 ROYAL GATE DRIVE WINDERMERE FL 34786	3,609

BBA AVIATION PLC

USA

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P Issued on 10-MAR-2009

Name and Address of Shareholder		Holding
KEITH RYAN	1825 LAKE ROBERTS WINDERMERE FL 34786 USA	12,078
DAN SELLAS	1233 SHARON PLACE WINTER PARK FL 32789 USA	5,855
SILVIO TANO	1508 HEIGHTS LANE LONGWOOD FL 32750 USA	3,733
RON ZUNK	1010 WINDERLY PLACE UNIT 149 MAITLAND FL 32751 USA	5,654

COMPANY NUMBER 53688

RESOLUTIONS OF
BBA AVIATION PLC

IN ACCORDANCE WITH THE LISTING RULES LR 9.6.2R

At the Annual General Meeting of BBA Aviation plc, (the "Company") duly convened and held at No. 4 Hamilton Place, London W1J 7BQ on Thursday 30 April 2009 at 10.00am, the following resolutions were passed:

<u>As an Ordinary Resolution:</u>

THAT the directors be and are hereby generally and unconditionally authorised:

(A) to exercise the power contained in Article 135 of the Articles of Association so that, to the extent and in the manner determined by the directors, the holders of ordinary shares in the Company are permitted to elect to receive new ordinary shares, credited as fully paid, instead of all (or at the discretion of the directors, part) of any dividends paid by the Company after the passing of this resolution and before the earlier of (i) 30 June 2013 and (ii) the annual general meeting in 2013; and

(B) to capitalise the appropriate nominal amount of the new ordinary shares in the Company, falling to be allotted pursuant to any elections made pursuant to paragraph (A) above out of the amount for the time being standing to the credit of any reserve accounts (including any share premium account and capital redemption reserve) or to the credit of the profit and loss account (in each case, whether or not such amounts are available for distribution), to apply that sum in paying up such new ordinary shares in full and to allot such new ordinary shares to the shareholders of the Company validly making such elections.

<u>As an Ordinary Resolution:</u>

THAT the authorised share capital of the Company be increased by £75,000,000 by the creation of 252,000,000 additional ordinary shares of $29^{16/21}$p each

<u>As an Ordinary Resolution:</u>

THAT the directors be and are hereby authorised to allot relevant securities (as defined in the Companies Act 1985):

(A) up to a nominal amount of £40,937,995: and

(B) comprising equity securities (as defined in the Companies Act 1985) up to a nominal amount of £81,875,989 (including within such limit any relevant securities allotted under paragraph (A) above) in connection with an offer by way of a rights issue:
(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
(ii) to holders of other equity securities as required by the rights of those securities or as the directors otherwise consider necessary,
and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter,

such authorities to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 30 June 2010) but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require

Registered Office:
20 Balderton Street
London
W1K 6TL

relevant securities to be allotted after the authority ends and the directors may allot relevant securities under any such offer or agreement as if the authority had not ended.

As a Special Resolution:

THAT the directors be and are hereby given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment is treated as an allotment of equity securities under section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited:

(A) to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under paragraph (B) of resolution 11, by way of a rights issue only):
   (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
   (ii) to holders of other equity securities, as required by the rights of those securities or, as the directors otherwise consider necessary,

   and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B) in the case of the authority granted under paragraph (A) of resolution 11 and/or in the case of any transfer of treasury shares which is treated as an allotment of equity securities under section 94(3A) of the Companies Act 1985, to the allotment (otherwise than under paragraph (A) above) of equity securities up to a nominal amount of £6,140,699,

such power to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 30 June 2010) but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the directors may allot equity securities under any such offer or agreement as if the power had not ended.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of $29^{16/21}$p each in the capital of the Company ("ordinary shares") provided that:

(A) the maximum aggregate number of ordinary shares authorised to be purchased is 61,856,982 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

(B) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29^{16/21}$p;

(C) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;

(D) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2010, unless such authority is renewed, varied or revoked prior to such time;

(E) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

Registered Office:
20 Balderton Street
London
W1K 6TL

(F) all ordinary shares purchased pursuant to the said authority shall either:

(i) be cancelled immediately upon completion of the purchase; or
(ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As a Special Resolution:

THAT a general meeting of the Company other than an annual general meeting may be called on not less than 14 clear days' notice.

BY ORDER OF THE BOARD

Z STONE
GROUP SECRETARY

Registered Office:
20 Balderton Street
London
W1K 6TL

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc (the "Company"), please hand this document and the accompanying form of proxy to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

BBA Aviation plc
(incorporated and registered in England under number 53688)

Registered Office:
20 Balderton Street
London
W1K 6TL

BBA Aviation

Notice of Annual General Meeting

24 March 2009

Dear Shareholder,

Chairman's Explanatory Letter and Notice of Annual General Meeting

I am writing to inform you that the annual general meeting of the Company will be held at 10am on Thursday 30 April 2009 at No. 4 Hamilton Place, London W1J 7BQ. The notice of annual general meeting is set out on pages 4, 5 and 6 of this document. The ordinary business of the meeting includes the consideration and approval of the 2008 Report and Accounts, the declaration of a dividend and the reappointment of the auditors and approval of their fees. In accordance with the Company's Articles of Association and the Combined Code, all directors are required to submit themselves for re-election at regular intervals and directors appointed since the last AGM are required to stand for election at this AGM. Further details are contained in the Directors' Corporate Governance Statement on page 56 of the 2008 Report and Accounts. Directors' biographical details are set out on page 51 of the 2008 Report and Accounts. I would also like to explain a number of special matters to be dealt with.

1. Resolution 8 – Scrip dividend scheme

It is proposed that the Company replace the existing dividend reinvestment plan with a scrip dividend scheme, subject to the passing of this resolution. The scrip dividend scheme offers shareholders the option to receive dividends in the form of ordinary shares of the Company instead of cash on an ongoing basis. This resolution authorises the directors to issue new ordinary shares in lieu of cash in respect of a dividend and to capitalise the appropriate nominal amount out of reserve accounts to facilitate such issue of new ordinary shares. Details of how the Scheme operates and how you may elect to receive shares rather than a cash dividend are set out in a separate circular to shareholders, also dated today.

2. Resolution 10 – Increase in authorised share capital

This resolution proposes that the authorised share capital of the Company be increased from £150,250,000 to £225,250,000, representing a percentage increase of approximately 50%. This increase is being sought in order to give the Company sufficient authorised share capital to take full advantage of the ability to allot ordinary shares under the authorities proposed in resolution 11.

3. Resolution 11 - Authority to allot shares

Paragraph (A) of this resolution would give the directors the authority to allot ordinary shares up to an aggregate nominal amount equal to £40,937,995 (representing 137,551,662 ordinary shares of $29\frac{16}{21}$p each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at 18 March 2009, the latest practicable date prior to publication of this Notice.

In line with recent guidance issued by the Association of British Insurers, paragraph (B) of this resolution would give the directors authority to allot ordinary shares in connection with a rights issue in favour of ordinary shareholders up to an aggregate nominal amount equal to £81,875,989 (representing 275,103,324 ordinary shares), as reduced by the nominal amount of any shares issued under paragraph (A) of this resolution. This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital of the Company as at 18 March 2009, the latest practicable date prior to publication of this Notice.

The authorities sought under paragraphs (A) and (B) of this resolution will expire at the earlier of 30 June 2010 and the conclusion of the annual general meeting of the Company held in 2010.

The directors have no present intention to exercise either of the authorities sought under this resolution, except, under paragraph (A), to satisfy awards under the Company's share schemes and under the proposed scrip dividend scheme.

As at the date of this Notice, no ordinary shares are held by the Company in treasury.

4. Resolution 12 - Disapplication of pre-emption rights

Resolution 12 would give the directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers and offers to holders of other equity securities if required by the rights of those shares or as the board otherwise considers necessary, or otherwise up to an aggregate nominal amount of £6,140,699 (representing 20,632,749 ordinary shares). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of the Company as at 18 March 2009, the latest practicable date prior to publication of this Notice.

In respect of this aggregate nominal amount, the directors confirm their intention to follow the provisions of the Pre-Emption Group's Statement of Principles regarding cumulative usage of authorities within a rolling 3-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders.

The authority will expire at the earlier of 30 June 2010 and the conclusion of the annual general meeting of the Company held in 2010.

5. Resolution 13 - Authority to purchase own shares

Resolution 13 deals with the directors' recommendation that the shareholders authorise the Company to make market purchases of up to 14.99 per cent of the existing issued ordinary share capital at prices of no less than $29^{16}/_{21}$p and not more than 5 per cent above the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days before purchase.

Having the authority to buy back some of its shares provides the Company with flexibility in managing its capital base. The Company seeks to renew the current authority, which will expire at the conclusion of this year's annual general meeting unless renewed. Accordingly, a special resolution will be proposed to the forthcoming annual general meeting. The directors intend to keep under review the potential to buy back ordinary shares, taking into account other investment and funding opportunities. The directors will only make purchases of the Company's own shares if it will result in an increase in the earnings per share and when it is considered in the best interests of the shareholders generally.

The shares purchased as a result of resolution 13 may be cancelled or held in treasury pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations'). The Regulations allow companies to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required. If the Company were to purchase any of its own shares pursuant to resolution 13, it would consider holding them as treasury stock, pursuant to the authorisations conferred by this resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The total number of options to subscribe for ordinary shares outstanding at 13 March 2009 (being the latest practicable date prior to the publication of this document) was 7,353,040. This represents 1.78 per cent of the issued ordinary share capital at that date. If the Company was to buy back the maximum number of ordinary shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for shares outstanding at 13 March 2009 would represent 2.10 per cent of the reduced issued ordinary share capital.

6. Resolution 14 - Approval of Directors' Remuneration Report

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002, resolution 14 is an ordinary resolution which asks the shareholders to approve the Directors' Remuneration Report as set out on pages 62 to 69 of the 2008 Report and Accounts. As mentioned in such report, this is an advisory vote.

7. Resolution 15 – Notice of General Meetings

The Shareholder Rights Directive is intended to be implemented in the UK in August this year. One of the requirements of the Directive is that all general meetings must be held on 21 days' notice unless the shareholders agree to a shorter notice period. We are currently able to call general meetings (other than annual general meetings) on 14 days' notice and would like to preserve this ability. In order to be able to do so after August 2009, shareholders must have approved the calling of meetings on 14 days' notice. Resolution 15 seeks such approval. The approval will be effective until the Company's next annual general meeting, when it is intended that a similar resolution will be proposed. The Company will also need to meet the requirements for electronic voting under the Directive before it can call a general meeting on 14 days' notice after August 2009.

Notes

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a member of the Company. Forms of proxy, if used, must be lodged at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10am on 28 April 2009. Alternatively, you may record your proxy vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service. The return of a completed proxy form or any CREST Proxy Instruction (as described in paragraph 2 below) will not prevent a shareholder attending the annual general meeting and voting in person if he/she wishes to do so.

2. If you would like to submit your form of proxy using the web-based voting facility go to www.capitaregistrars.com and choose the shareholders page. You will be asked to enter your unique investor code from the proxy card sent to you before you can lodge your vote. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CREST Co's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CREST Co does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only ordinary shareholders are entitled to attend and vote at the annual general meeting.

4. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

5. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between them and the shareholder by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the annual general meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

   Nominated Persons should contact the shareholder by whom they were nominated if they have any questions in respect of these arrangements.

6. The statement of the rights of ordinary shareholders in relation to the appointment of proxies in paragraph 1 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by ordinary shareholders of the Company.

7. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 28 April 2009 or, in the event the annual general meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the annual general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on 28 April 2009, or in the event that the annual general meeting is adjourned less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the annual general meeting.

8. As at 18 March 2009 (being the latest practicable date prior to the publication of this document) the Company's issued share capital consists of 412,654,986 ordinary shares with one vote each and 199,332 5 per cent Cumulative Preference Shares, with no right to vote at the above meeting. No shares are held by the Company in treasury. The total number of voting rights in the Company is 412,654,986.

8. Action to be taken

Shareholders will find enclosed with this letter a form of proxy for use in relation to the annual general meeting. Forms of proxy should be completed and returned in accordance with the instructions printed on the forms so that they arrive at the Company's registrars, Capita Registrars, as soon as possible and in any event not later than 48 hours before the meeting. Completion and return of a form of proxy will not prevent shareholders from attending and voting at the annual general meeting. Alternatively, you may appoint a proxy or proxies and record your vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service; full details of how to do so are set out in the notes to the notice of meeting at the end of this document.

9. Recommendation

Your directors believe that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour as the directors intend to do in respect of their own beneficial holdings.

Yours sincerely,



Michael Harper
Chairman

Inspection of documents

The following documents will be available for inspection at BBA Aviation plc's registered office at 20 Balderton Street, London W1K 6TL from 24 March 2009 until the time of the AGM and at No. 4 Hamilton Place, London W1J 7BQ from 15 minutes before the AGM until it ends:

- Copies of the executive directors' service contracts
- Copies of letters of appointment of the non-executive directors

Notice of Meeting

Notice is hereby given that the annual general meeting of the Company will be held at 10am on Thursday 30 April 2009 at No. 4 Hamilton Place, London W1J 7BQ for the purpose of considering and, if thought fit, passing the following resolutions, as ordinary resolutions in respect of resolutions 1 to 11 and 14, and as special resolutions in respect of resolutions 12, 13 and 15:

1. To receive and adopt the audited financial statements of the Company for the year ended 31 December 2008 together with the reports of the directors and auditors thereon.
2. To elect Peter Ratcliffe as a director.
3. To re-elect Michael Harper as a director.
4. To re-elect Hansel Tookes as a director.
5. To re-elect John Roques as a director.
6. To re-appoint Deloitte LLP as auditors.
7. To authorise the directors to fix the auditors' remuneration.
8. That the directors be generally and unconditionally authorised:
   (A) to exercise the power contained in Article 135 of the Articles of Association so that, to the extent and in the manner determined by the directors, the holders of ordinary shares in the Company are permitted to elect to receive new ordinary shares, credited as fully paid, instead of all (or at the discretion of the directors, part) of any dividends paid by the Company after the passing of this resolution and before the earlier of (i) 30 June 2013 and (ii) the annual general meeting in 2013; and
   (B) to capitalise the appropriate nominal amount of the new ordinary shares in the Company, falling to be allotted pursuant to any elections made pursuant to paragraph (A) above out of the amount for the time being standing to the credit of any reserve accounts (including any share premium account and capital redemption reserve) or to the credit of the profit and loss account (in each case, whether or not such amounts are available for distribution), to apply that sum in paying up such new ordinary shares in full and to allot such new ordinary shares to the shareholders of the Company validly making such elections.
9. To declare a dividend of 5.3p per share on the ordinary shares of the Company.
10. The authorised share capital of the Company be increased by £75,000,000 by the creation of 252,000,000 additional ordinary shares of $29^{16}/_{21}$p each.
11. The directors be authorised to allot relevant securities (as defined in the Companies Act 1985):
   (A) up to a nominal amount of £40,937,995; and
   (B) comprising equity securities (as defined in the Companies Act 1985) up to a nominal amount of £81,875,989 (including within such limit any relevant securities allotted under paragraph (A) above) in connection with an offer by way of a rights issue:
      (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
      (ii) to holders of other equity securities as required by the rights of those securities or as the directors otherwise consider necessary,

   and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter,

   such authorities to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 30 June 2010) but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the directors may allot relevant securities under any such offer or agreement as if the authority had not ended.
12. That if resolution 11 is passed, the directors be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment is treated as an allotment of equity securities under section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited:
   (A) to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under paragraph (B) of resolution 11, by way of a rights issue only):
      (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
      (ii) to holders of other equity securities, as required by the rights of those securities or, as the directors otherwise consider necessary,

   and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
   (B) in the case of the authority granted under paragraph (A) of resolution 11 and/or in the case of any transfer of treasury shares which is treated as an allotment of equity securities under section 94(3A) of the Companies Act 1985, to the allotment (otherwise than under paragraph (A) above) of equity securities up to a nominal amount of £6,140,699,

   such power to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 30 June 2010) but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the directors may allot equity securities under any such offer or agreement as if the power had not ended.

13. That the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of $29^{16}/_{21}$p each in the capital of the Company ("ordinary shares") provided that:
   (A) the maximum aggregate number of ordinary shares authorised to be purchased is 61,856,982 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);
   (B) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29^{16}/_{21}$p;
   (C) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;
   (D) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2010, unless such authority is renewed, varied or revoked prior to such time;
   (E) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and
   (F) all ordinary shares purchased pursuant to the said authority shall either:
      (i) be cancelled immediately upon completion of the purchase; or
      (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.
14. That the Directors' Remuneration Report as set out on pages 62 to 69 of the 2008 Report and Accounts be approved.
15. That a general meeting of the Company other than an annual general meeting may be called on not less than 14 clear days' notice.

By order of the Board
Zillah Stone
Group Secretary
24 March 2009

Registered Office: 20 Balderton Street, London W1K 6TL
Registered in England Company number: 53688

ATTENDANCE CARD
BBA AVIATION PLC - ANNUAL GENERAL MEETING

You may submit your proxy electronically using The Share Portal service at www.capitaregistrars.com/shareholders

If not already registered for The Share Portal, you will need your Investor Code below.

RECEIVED
2009 MAY 18 A 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To be held at 10am on Thursday 30 April 2009 at No. 4 Hamilton Place, London W1J 7BQ

If you wish to attend this meeting in your capacity as a holder of Ordinary Shares, please sign this card and on arrival hand it in.

Signature of person attending

Barcode:

Investor Code:

Registered office: 20 Balderton Street, London W1K 6TL Registered in England. Company number 53688.

Notes

1 To appoint as a proxy a person other than the Chairman of the meeting insert their full name and address in the space provided. The alteration must be initialled. A proxy need not be a member of the Company.

2 A duly appointed proxy may attend the meeting, speak, vote on a show of hands and vote on a poll. To appoint more than one proxy, complete a photocopy of this proxy form or obtain additional forms from Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA Telephone: 0871 664 0300 (calls cost 10p per minute plus network charges) Telephone from outside the UK: +44 20 8639 3399. Please also indicate by ticking the relevant box if the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope.

3 Enter the number of shares in relation to which your proxy is authorised in the box provided or leave box blank to authorise your proxy to act in relation to your full voting entitlement.

4 In the case of a corporation, the proxy must be executed under its seal or under the hand of its duly authorised representatives or attorney.

5 In the case of joint holders, the vote of the senior who tenders the vote whether in person or by proxy will be accepted to the exclusion of all other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members.

6 The form of proxy below (together with any power of attorney or other authority under which it is signed) must arrive not later than 10am on 28 April 2009 at the office of the Company's registrars: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU during usual business hours.

7 The form of proxy is for use in respect of the shareholder account specified above only and should not be amended or submitted in respect of a different account.

8 Completion and return of the form of proxy will not preclude ordinary shareholders attending and voting at the meeting should they subsequently wish to do so.

9 Shares held in uncertified form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual and should refer to note 2 in the Notice of AGM.

FORM OF PROXY for use of ordinary shareholders
BBA AVIATION PLC - ANNUAL GENERAL MEETING

Bar Code:

Investor Code:

Event Code:

I/We being a member of BBA Aviation plc entitled to attend and vote at the AGM hereby appoint the Chairman of the meeting or (see note 1)

(see note 3)

as my/our proxy to vote for me/us on my/our behalf in the manner indicated below at the Annual General Meeting of the Company to be held on 30 April 2009 and at any adjournment thereof. If you want your proxy to vote in a certain way on the resolutions specified, please place a mark in the relevant boxes. If you select 'discretionary' or fail to select any of the given options, your proxy can vote as he or she chooses or can decide not to vote at all. The vote withheld option is provided to enable you to instruct your proxy not to vote on any particular resolution. However it should be noted that a vote withheld in this way is not a 'vote' in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

☐ Please tick here if this proxy is one of multiple appointments being made (see note 2)

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

	Resolution	For	Against	Vote Withheld	Discretionary
1	To receive and adopt the 2008 Report and Accounts	☒	☒	☒	☒
2	To elect Peter Ratcliffe as a director	☒	☒	☒	☒
3	To re-elect Michael Harper as a director	☒	☒	☒	☒
4	To re-elect Hansel Tookes as a director	☒	☒	☒	☒
5	To re-elect John Roques as a director	☒	☒	☒	☒
6	To re-appoint Deloitte LLP as auditors	☒	☒	☒	☒
7	To authorise the directors to fix the auditors' remuneration	☒	☒	☒	☒
8	To grant the directors authority to offer a scrip dividend scheme	☒	☒	☒	☒

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

	Resolution	For	Against	Vote Withheld	Discretionary
9	To declare a final dividend	☒	☒	☒	☒
10	To increase authorised share capital	☒	☒	☒	☒
11	To grant the directors authority to allot relevant securities	☒	☒	☒	☒
12	To approve the disapplication of pre-emption rights	☒	☒	☒	☒
13	To authorise the Company to make market purchases of ordinary shares	☒	☒	☒	☒
14	To approve the Directors' Remuneration Report	☒	☒	☒	☒
15	To approve notice period for certain general meetings	☒	☒	☒	☒

You may submit your proxy electronically at www.capitaregistrars.com

Signature

Date

Business Reply
Licence Number
MB 122

1

Capita Registrars
Proxies Department
PO Box 25
Beckenham
Kent
BR3 4BR

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc, please hand this document and any accompanying mandate form to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

BBA Aviation plc
(incorporated and registered in England under number 53688)

Registered Office:
20 Balderton Street
London
W1K 6TL

Scrip Dividend Scheme

24 March 2009

Dear Shareholder,

Subject to the passing of the necessary resolutions at the annual general meeting of the Company to be held on 30 April 2009 (**"AGM"**), notice of which is set out in the separate circular also dated today, the directors are proposing to offer a scrip dividend scheme (**"Scrip Dividend Scheme"**) to enable shareholders to choose whether to receive the whole or part of their dividend in new fully paid ordinary shares of the Company (**"new shares"**) instead of cash for the proposed final dividend of 5.30p per share for the year ended 31 December 2008 (**"2008 final dividend"**) and for future dividends during the period when the Scrip Dividend Scheme is in effect. This means shareholders can increase their shareholding in the Company without incurring dealing costs or stamp duty. At the same time, the Company also derives an advantage through the retention of cash for reinvestment in the business which would otherwise be paid as a dividend.

The current dividend reinvestment plan (**"DRIP"**) will be withdrawn and any mandates relating to the DRIP will be cancelled. DRIP participants will receive a separate notice from Capita Registrars of the termination of the DRIP.

To implement the Scrip Dividend Scheme, a resolution will be proposed at the AGM to authorise the directors to issue new shares in lieu of cash in respect of dividends for a period of five years, in accordance with the Company's Articles of Association, and to capitalise the appropriate nominal amount out of reserve accounts to facilitate such issue of new shares. Further details of the terms and conditions of the Scrip Dividend Scheme are included in the Appendix. If, after reading the notes in the Appendix, you are in any doubt about what course of action to take, you should consult an independent financial adviser. The attention of shareholders not resident in the United Kingdom is drawn to paragraph 10 of the Appendix.

Your attention is drawn to paragraph 4 of the Appendix which explains the basis of calculating your entitlement to new shares. For the 2008 final dividend if you elect to take up the scrip offer in full and subject to the satisfaction of the conditions referred to in the paragraph below, you will receive approximately one new share for every 13.80 ordinary shares you held as at 13 March 2009.

The completion of allotments of new shares under the Scrip Dividend Scheme is subject to several conditions, namely, the relevant authorising resolutions being passed at the AGM and the admission of the new shares to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange. If any of these conditions are not met, no new shares will be issued under the Scrip Dividend Scheme and dividends will be paid in cash to all shareholders. For your protection, the directors may (and absent mitigating circumstances intend to) disregard scrip dividend mandates and pay a cash dividend instead, if in respect of a relevant dividend, the middle market price for ordinary shares of the Company on the final date for elections in respect of a relevant dividend has fallen by 15 per cent or more from the calculation price. (The calculation price is the average of the middle market quotations of an ordinary share, as derived from the London Stock Exchange Daily Official List for the five consecutive dealing days commencing on the day on which the ordinary shares are first quoted ex-dividend for the future dividend.)

If all shareholders choose to receive the 2008 final dividend in cash, the total cash dividend payable by the Company will be approximately £21,870,714.26. The applicable tax credit will be £2,430,079.36.

If all shareholders choose to receive new shares in respect of their entire holding in lieu of cash for the 2008 final dividend, the Company would issue approximately 29,902,535 new shares, an increase of approximately 7.25 per cent of its existing issued ordinary share capital as at 18 March 2009.

Action to be taken

1. **If you wish to receive your entire dividend in new shares instead of cash:**

   If you hold shares in certificated form, you should complete, sign and date the scrip dividend mandate form ("**Mandate Form**") enclosed with this circular and return it to the Company's registrars.

   If you hold your shares in CREST you should complete a Dividend Election Input Message in accordance with the CREST procedures. Please see paragraph 3 of the Appendix for further details.

2. **If you wish to receive your dividend in a combination of new shares and cash:**

   If you hold shares in certificated form, insert in Box 2 of the Mandate Form the number of ordinary shares in respect of which you wish to receive new shares (e.g. if you hold 1,000 shares but wish to receive new shares under the Scrip Dividend Scheme in respect of only 700 of your existing shares, write 700 in Box 2). Complete, sign and date the Mandate Form and return it to the Company's registrars.

   If you hold your shares in CREST you should complete a Dividend Election Input Message in accordance with the CREST procedures. Please see paragraph 3 of the Appendix for further details.

3. **If you wish to receive your dividend entirely in cash:**

   You need take no action.

All Mandate Forms and Dividend Election Input Messages must be received by the Company's registrars no later than 5:00 pm on Thursday 23 April 2009 to be valid for the 2008 final dividend. If the Company's Registrars do not receive your Mandate Form or Dividend Election Input Message by this date and time, the 2008 final dividend will be paid in cash in respect of all the ordinary shares registered in your name on 13 March 2009.

You may cancel or amend your mandate at any time by writing to the Company's registrars or by following the appropriate CREST procedure. Please see paragraph 14 of the Appendix for further details.

Yours sincerely,



Michael Harper
Chairman

EXPECTED TIMETABLE OF EVENTS FOR 2008 FINAL DIVIDEND

Wednesday, 11 March 2009	Ordinary Shares quoted ex-dividend
Friday, 13 March 2009	Record date for proposed final dividend for 2008
Thursday, 23 April 2009, 5:00pm (London time)	Final date for receipt of Mandate Forms and Dividend Election Input Messages
Thursday, 30 April 2009	AGM
Thursday, 21 May 2009	Dividend warrants and share certificates despatched
Friday, 22 May 2009	Dividend payment date
	Cash dividends to be credited to bank accounts and CREST member accounts credited with new shares
Friday, 22 May 2009	First day of dealing in new shares. The new shares will not be registered under the United States Securities Act of 1933 or under the laws of any state in the US and may not be sold or transferred to anyone in the US unless an exemption from registration is available.

Appendix

BBA Aviation plc Scrip Dividend Scheme
Terms and Conditions

1. Introduction

Subject to the shareholders approving the Scrip Dividend Scheme at the 2009 annual general meeting, the Scrip Dividend Scheme will enable shareholders, if they so wish, to receive new shares instead of cash dividends they would otherwise receive in respect of some or all of their total holding of shares in the Company.

2. Who can join the Scrip Dividend Scheme?

All shareholders resident in the UK can join the Scrip Dividend Scheme. For details regarding shareholders resident outside the UK, please see paragraph 10 below.

3. How do I join the Scrip Dividend Scheme?

If you hold your shares in certificated form you can join the Scrip Dividend Scheme by completing the enclosed Mandate Form and returning it to Capita Registrars, New Issues Dept, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. No acknowledgement will be issued. Your mandate will remain in force for all future dividends during the period the Scrip Dividend Scheme is in effect until cancelled by you in writing. For further details please see paragraph 14 below.

If you hold your shares in uncertificated form in CREST you can only elect to join the Scrip Dividend Scheme by means of the CREST procedures to effect such an election. **Mandate Forms will not be valid for shares held in CREST.** If you are a CREST personal member or other CREST sponsored member, you should consult your CREST sponsor, who will be able to take the appropriate action on your behalf. The CREST procedures require the use of the Dividend Election Input Message in accordance with the CREST Manual. The message should be correctly completed in order for a valid election to be made. The Company and/or Capita Registrars reserves the right to treat as valid an election which is not complete in all respects. A valid election made by means of a Dividend Election Input Message will, to the extent it relates to shares held in uncertificated form at the record date for the relevant dividend, supersede all previous written elections made in respect of holdings in the same member account. By inputting a Dividend Election Input Message as described above, you confirm your election to participate in the Scrip Dividend Scheme in accordance with the details input and with the terms and conditions of the Scrip Dividend Scheme as amended from time to time. There is no facility to amend an election which has been made by Dividend Election Input Message, if you wish to change your election details, you must first delete the existing election and then input a new Dividend Election Input Message with the required new details. **As a CREST holder you will need to submit a Dividend Election Input Message on each future dividend where you wish to receive new ordinary shares where a scrip dividend is offered. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.**

If part of your shareholding is in uncertificated form and part is in certificated form, you will need to complete, separately, a Dividend Election Input Message in respect of your shares held in uncertificated form and a Mandate Form in respect of your shares held in certificated form.

4. How many new shares will I receive?

Your entitlement to new shares in respect of each future dividend during the period the Scrip Dividend Scheme is in effect will be calculated on the basis of the amount of the cash dividend to which you are entitled (disregarding any tax credit) and a price per ordinary share (the "**calculation price**"). The calculation price will be the average of the middle market quotations of an ordinary share, as derived from the London Stock Exchange Daily Official List for the five consecutive dealing days commencing on the day on which the ordinary shares are first quoted ex-dividend for that future dividend.

The formula used in calculating your entitlement to new shares is as follows:

$$\frac{\text{(Number of ordinary shares held at the dividend record date in respect of which you elected to receive new shares x cash dividend rate)} + \text{cash balance (if any)}}{\text{calculation price}}$$

Fractions of new shares will not be issued. If you elect to receive your dividend in new shares in respect of your entire existing shareholding, any cash balance will be carried forward, without interest, and added to your next dividend for the purposes of calculating your entitlement to new shares in lieu of that dividend pursuant to the Scrip Dividend Scheme. If you elect to receive only part of your dividend as new shares, you will receive the cash balance as a cash dividend.

The following examples of how the entitlement to new shares is calculated are for illustrative purposes only:

The cash dividend is 5 pence per ordinary share, your shareholding is 1,000 ordinary shares, and the calculation price is £0.75.

Example 1: You choose to receive all of your dividend in new shares.

- Total value of dividend: 1,000 x 5p = £50
- Number of new shares: £50 ÷ 0.75 = 66.66, rounded down to 66 shares.
- Value of new shares: 66 x 0.75 = £49.50, leaving a surplus cash balance of £0.50 which would be carried forward to the next dividend payment.

If on any occasion your dividend entitlement, together with any surplus cash brought forward from previous dividends, is insufficient to acquire at least one new share, you will not be issued with any new shares. You will, however, receive a statement explaining that no new shares have been issued to you under the Scrip Dividend Scheme and showing how much surplus cash has been carried forward to the next dividend.

Example 2: You choose to receive your dividend in new shares on only 700 of your existing ordinary shares.

- Total value of dividend: 1,000 x 5p = £50
- Value of dividend in new shares: 700 x 5p = £35
- Number of new shares: £35 ÷ 0.75 = 46.66, rounded down to 46 shares.
- Value of new shares: 46 x 0.75 = £34.50, leaving a surplus cash balance of £0.50 which will be added to your cash dividend.
- Cash dividend = (£50 - £35) + 0.50 = £15.50

If on any occasion the dividend entitlement in respect of the part of your existing holding for which you have elected to receive new shares is insufficient to acquire at least one new share, you will not be issued with any new shares and your entire dividend entitlement will be paid in cash.

For your protection, the directors may (and absent mitigating circumstances intend to) disregard scrip dividend mandates and pay a cash dividend instead, if in respect of a relevant dividend, the middle market price for ordinary shares of the Company on the final date for elections in respect of a relevant dividend has fallen by 15 per cent or more from the calculation price.

5. How will I know how many new shares I have received?

You will receive a statement with your share certificate showing the number of new shares you have received instead of the cash dividend and any cash balance carried forward to the next dividend payment. The statement will also contain details of the calculation price and notional amount of tax that is deemed to have been paid, which you will need for your tax return.

6. What will you do with the cash balance?

When calculating your new share entitlement, it is unlikely that this will give rise to an exact number of new shares. As fractions of new shares cannot be issued, an entitlement to their cash value at the calculation price (the "**cash balance**") will be carried forward, without interest, and added to your next dividend when it will be included in the calculation of your new share entitlement.

If you elect to receive only part of your dividend as new shares, you will receive the cash balance as a cash dividend.

If you withdraw from the Scrip Dividend Scheme or sell or transfer your entire holding of ordinary shares or if the Company terminates the Scrip Dividend Scheme or if you (being the sole shareholder) die, become bankrupt, go into liquidation or suffer from mental incapacity, any cash balance (provided this is above £3) will be paid to you or your estate or trustee entitled as soon as reasonably practicable. Any cash balances that are below £3 will be donated to a registered charity chosen by the Company.

7. When will I receive my shares?

Subject to the new shares being admitted to the Official List of the UK Listing Authority and trading on the London Stock Exchange, dealings in the new shares are expected to begin on the relevant dividend payment date. If you hold your shares in certificated form, share certificates for the new shares will be posted, at your risk, on or about the same day as the dividend cheques are posted to those shareholders who are receiving their dividends in cash. If you hold your shares in uncertificated form your CREST member account will be credited directly with new shares on the dividend payment date. On issue, the new shares will rank equally in all respects with the existing ordinary shares.

In the unlikely event that the new shares are not admitted to listing and trading, the dividend for shareholders who have chosen to receive new shares will be paid in cash as soon as reasonably practicable.

8. Does the Scrip Dividend Scheme apply to shares in joint names?

Yes, but all joint shareholders must sign the Mandate Form.

9. Can I complete a Mandate Form for part of my holding?

Yes. You may choose to receive your dividend partly in new shares and partly in cash. If you choose to receive new shares for only some of your dividend, the rest of that dividend will be paid to you in cash. Please complete on the Mandate Form (or for CREST shareholders, on the Dividend Election Input Message) the number of your existing shares in respect of which you want to receive new shares. If you do not specify on the Mandate Form the number of your existing shares in which you are making an election to receive new shares, or if you make the election in respect of a greater number of shares than your existing holding, your election will be deemed to be in respect of your entire holding.

10. Can overseas shareholders join the Scrip Dividend Scheme?

Shareholders who are resident outside the United Kingdom may only elect to receive new shares if the new shares can lawfully be offered to and accepted by them under the laws of the relevant jurisdiction(s) and in both cases without any further obligation on the part of the Company. It is the responsibility of any shareholder resident outside the United Kingdom wishing to elect to receive new shares to be satisfied as to the full observance of the laws of the relevant jurisdiction(s), including obtaining any government or other consents which may be required and observing any other formalities in such jurisdiction(s).

The Scrip Dividend Scheme is available to certain shareholders who live in the United States (**"US"**) subject to the following:

> The Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the **"Securities Act"**) or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act.

Shareholders resident in California, Georgia or Oregon may not receive the new shares pursuant to the Scrip Dividend Scheme except as follows:

> Any entity located in California that chooses to elect to receive new shares in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account); qualified institutional buyer as defined in Rule 144A of the Securities Act; or 501(c)(3) organisation that has total assets of not less than US$5 million, any corporation with a net worth on a consolidated basis of not less than US$14 million, any wholly-owned subsidiary of any of the foregoing federal, state and local governments, government agencies and instrumentalities.
>
> Any entity located in Georgia that chooses to elect to receive new shares in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account); or a real estate investment trust or small business investment corporation (SBIC).
>
> Any entity located in Oregon that chooses to elect to receive new shares in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account); qualified institutional buyer as defined in Rule 144A of the Securities Act; or a mortgage banker, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Government National Mortgage Association.

11. What happens if I buy more shares after I have completed a Mandate Form?

Any additional ordinary shares which you buy and which are registered in your name prior to the relevant dividend record date will be covered by the Mandate Form you have completed. If your mandate is in respect of your entire holding, you will receive new shares instead of cash dividends on the whole of your increased holding. If your mandate is in respect of only part of your holding, the mandate will continue to apply in respect of that part only and a cash dividend will apply to any additional ordinary shares you buy.

If you buy additional ordinary shares on or after the date on which shares are first quoted ex-dividend, you will not be entitled to receive that dividend in respect of them.

12. What happens if I sell part of my holding?

If you hold your shares in certificated form your mandate will continue to apply to your remaining holding. If your mandate is in respect of a greater number of shares than your remaining holding, your election will be deemed to be in respect of your entire remaining holding. To cancel or amend your mandate, please see further paragraph 14 below.

If you are a CREST holder you will, in any event, need to submit a new Dividend Election Input Message on each future dividend where you wish to receive new ordinary shares where a scrip dividend is offered. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.

13. What happens if I have more than one holding?

If your ordinary shares are registered in more than one holding and you want to receive new shares instead of cash dividends, you should complete a separate Mandate Form for each holding.

If part of your holding is in uncertificated form and part is in certificated form, you will need to complete, separately, a Dividend Election Input Message in respect of your shares held in uncertificated form and a Mandate Form in respect of your shares held in certificated form.

14. Can I cancel or amend my scrip dividend mandate?

Shareholders who hold their shares in certificated form can cancel or amend their mandate at any time by writing to Capita Registrars, New Issues Dept, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

For the cancellation or amendment to be effective for a particular holding it must be received at least 20 working days before the payment date for that dividend. If a cancellation or amendment is received later than 20 working days before the payment date for a particular dividend, the cancellation or amendment will apply to all subsequent dividends.

Your mandate will automatically be cancelled for any ordinary shares which you sell or otherwise transfer to another person, with effect from the registration of the relevant transfer. Mandates will also be cancelled immediately on notice of death, bankruptcy or mental incapacity of a sole shareholder.

Shareholders who hold their shares in CREST can only revoke an election which has been made by the Dividend Election Input Message by utilising the CREST procedure for deletions described in the CREST Manual. Your deletion must be received and, in accordance with CREST procedures, accepted by the Company, prior to the deadline for receipt of cancellations as set out above. It is recommended that you input any deletion message 24 hours in advance of the above deadline to give the Company and Capita Registrars sufficient time to accept the deletion. There is no facility to amend an election which has been made by Dividend Election Input Message, if you wish to change your election details, you must first delete the existing election and then input a new Dividend Election Input Message with the required new details.

Shareholders who hold their shares in CREST will need to submit a new Dividend Election Input Message on each future dividend where they wish to receive new ordinary shares where a scrip dividend is offered. If you do not complete a Dividend Election Input Message in respect of a dividend where a scrip dividend is offered then you will receive the dividend in cash.

15. Can the Company cancel the Scrip Dividend Scheme?

The Scrip Dividend Scheme may be amended, suspended or terminated at the discretion of the directors. In the case of an amendment, current mandates will be deemed to remain valid under the amended terms unless you notify Capita Registrars in writing to the contrary or you revoke your election through CREST.

16. What is the governing law of the Scrip Dividend Scheme?

The Scrip Dividend Scheme (including any election(s) and authorisation(s) given by any shareholder) is governed by and its terms are to be construed in accordance with English law. The courts of England and Wales will have exclusive jurisdiction to decide on any matters relating to the Scrip Dividend Scheme.

17. What do I do if I have any questions?

Please contact the Company's registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA or email shareholder.services@capitaregistrars.com. Telephone: 0871 664 0300 (calls cost 10p per minute from a BT landline plus network charges, other telephone provider's costs may vary and calls from mobiles may be considerably higher). Telephone from outside UK: +44 20 8639 3399.

If you wish to receive dividends in cash in the usual way you need take no action and may disregard this document.

United Kingdom Taxation

The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of HMRC, both of which are subject to change at any time, possibly with retrospective effect. They are not advice. Except in so far as express reference is made to the treatment of non-UK residents, the following statements are intended to apply only to shareholders who are resident (or, in the case of an individual, domiciled and resident or ordinarily resident) in the UK for UK tax purposes, who hold ordinary shares as investments and who are the absolute beneficial owners of ordinary shares. The statements may not apply to certain classes of shareholders, such as dealers in securities or distributions, broker-dealers, insurance companies, collective investment schemes, persons who hold their shares by virtue of an interest in any partnership and persons who have acquired (or are deemed for tax purposes to have acquired) their shares by reason of office or employment.

Shareholders who are in any doubt as to their tax position or who are resident or domiciled in or subject to tax in a jurisdiction other than the UK should consult their own professional advisers immediately.

The implementation of the Scrip Dividend Scheme will not alter the UK tax treatment of cash dividends received by shareholders in the Company.

Income tax

A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who elects to receive new ordinary shares instead of a cash dividend from the Company will be subject to tax on the amount (the "**gross amount**") which is equal to the cash equivalent of those new ordinary shares grossed up by income tax at the dividend ordinary rate (currently 10 per cent). The gross amount will be regarded as the top slice of the individual's income and the individual will be subject to tax on it as dividend income.

The individual will also be treated as having paid tax at the dividend ordinary rate on the gross amount (except to the extent that the individual is not taxable on the gross amount as a result of the availability of a relief or allowance). The tax which the individual will be deemed to have paid will therefore discharge the individual's liability to tax in respect of the gross amount, unless and except to the extent that the gross amount falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross amount at the dividend upper rate (currently 32.5 per cent) less the tax that individual will be treated as having paid at the dividend ordinary rate.

So, for example, an individual receiving new ordinary shares with a cash equivalent of £90 will be treated as having paid tax of £10. If the individual is not liable to income tax at the higher rate, that individual's liability in respect of the scrip dividend will be 10 per cent. of the gross amount of £100, or £10. Consequently, that individual's liability will be discharged in full by the tax of £10 which that individual will be treated as having paid and so that individual will have no further liability to tax in respect of the scrip dividend. If that individual is liable to income tax at the higher rate, that individual's tax liability in respect of the scrip dividend will be 32.5 per cent of the gross amount of £100, or £32.50. After taking into account the tax of £10 which that individual will be treated as having paid, this will leave a net tax charge of £22.50.

The "cash equivalent" of any new shares received in lieu of a cash dividend will be the amount of the cash dividend foregone unless the difference between that amount and the market value of the new shares received in lieu of the cash dividend on the first day of dealing on the London Stock Exchange is equal to or greater than 15 per cent of that market value, in which case the cash equivalent will be that market value.

The Government has announced proposals to introduce, with effect from 6 April 2011, a new tax rate of 45 per cent for taxable non-savings and savings income above £150,000. On and after the date on which the new rate takes effect, if and to the extent that the gross amount received by a UK resident individual falls above the threshold for income tax at the new 45 per cent rate, that individual will be subject to tax on the gross amount at the rate of 37.5 per cent.

If the new rate of tax is applied in the same way as the existing rates, that individual would be able to set off against part of this liability the tax (at the dividend ordinary rate) that will be treated as having been paid. Accordingly, to the extent that the gross amount of the dividend fell above the threshold for the new 45 per cent rate of income tax, such an individual would have to account for additional tax equal to 27.5 per cent of the gross amount.

A UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to any payment from HMRC in respect of any part of the tax that is deemed to have been paid.

Capital gains tax

A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who elects to receive new shares instead of a cash dividend from the Company will be treated as having acquired those new shares for an amount equal to the cash equivalent.

Corporation tax

To the extent that a company which is resident (for tax purposes) in the United Kingdom elects to receive new shares instead of a cash dividend from the Company, the issue of the new shares should be treated as a bonus issue for which there is no acquisition cost. Consequently, the calculation of any chargeable gain or allowable loss on a future disposal of, or of part of, that company's enlarged holding should fall to be made by reference to the base cost of the original holding only.

Stamp Duty

No stamp duty or stamp duty reserve tax will be payable on the receipt of new shares under the Scrip Dividend Scheme.

United States Taxation

US Internal Revenue Service Circular 230 Notice: To ensure compliance with US Internal Revenue Service Circular 230, shareholders are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this document or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the US Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) shareholders should seek advice based on their particular circumstances from an independent tax advisor.

For purposes of this section, you are a "US shareholder" if you are a beneficial owner of ordinary shares and if you are a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income taxation, regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

For US federal income tax purposes, if you are a US shareholder who receives new shares pursuant to the Scrip Dividend Scheme, you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of distribution. Your tax basis in any new shares received will be equal to the fair market value of the new shares on the date of distribution and your holding period in such shares will generally begin on the day following the day of distribution. You will also be subject to tax currently on any portion of your dividend payment that is carried forward as a cash balance to the next dividend payment.

US shareholders are strongly advised to consult their own tax advisors regarding the consequences of participating in the Scrip Dividend Scheme in your particular circumstances under US federal income tax law and the laws of any other taxing jurisdiction.

THIS PAGE IS INTENTIONALLY BLANK

THIS PAGE IS INTENTIONALLY BLANK

THIS PAGE IS INTENTIONALLY BLANK

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc, please hand this mandate form and the accompanying document to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

SCRIP DIVIDEND MANDATE FORM

THIS SCRIP DIVIDEND MANDATE FORM IS NOT TRANSFERABLE.

The Scrip Dividend Scheme is subject to approval of shareholders at the 2009 Annual General Meeting of BBA Aviation plc.

BBA Aviation

BBA Aviation plc
Registered office:
20 Balderton Street,
London
W1K 6TL
Registered in England
Company number: 53688

Box 1 The number of Ordinary Shares registered in your name(s) at close of business on 13 March 2009	**Box 2** Partial election only - See NOTE below

If you wish to participate in the BBA Aviation plc Scrip Dividend Scheme, please complete, sign and return this form to Capita Registrars, New Issues Dept, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
To be effective for the dividend to be paid on 22 May 2009, your completed Mandate Form needs to be returned so as to be received not later than 5:00pm on 23 April 2009.

If you wish to receive your dividends in cash you do not need to complete any forms or take any action.

The rights under this Mandate Form are non-transferable.

NOTE: If you wish to receive new shares in respect of only part of your shareholding you must enter in Box 2 the exact number of shares of your existing shareholding which you wish to elect (e.g. if you hold 1,000 shares but wish to receive new shares under the Scrip Dividend Scheme in respect of only 700 of your existing shares, write 700 in Box 2). If the number entered in Box 2 is greater than your full shareholding, your mandate will be deemed to be for the number of shares in your full shareholding. If you leave Box 2 blank, your mandate will apply in respect of your full shareholding.

To the directors of BBA Aviation plc

I/We, the undersigned, being the registered holder(s) of ordinary shares in BBA Aviation plc, confirm that I/we have read and understood the terms and conditions of the Scrip Dividend Scheme and wish to elect to participate in the Scrip Dividend Scheme. I/We declare that I/we am/are not resident outside the UK in any jurisdiction that requires the Company to obtain any governmental or other consents in relation to the allotment to me/us of ordinary shares pursuant to this mandate. I/We undertake to revoke this mandate should this situation change.

By signing this mandate I/we elect to receive, subject to the approval of the Scrip Dividend Scheme at the 2009 annual general meeting, an allotment of ordinary shares in respect of any future dividend in respect of which a scrip dividend is offered, in respect of my/our full shareholding (or, if less, the number of elected shares stated in Box 2), on the terms of the relevant scrip dividend offer and the Memorandum and Articles of Association, until this mandate is revoked by me/us.

I/We authorise you to send at my/our risk by first class post a definitive share certificate as appropriate, in respect of new shares allotted to me/us pursuant to this mandate.

Signature of main holder: .... **Signature of joint holder(s):** ....

Date: ....

Contact telphone number: ....

In the case of joint holders, ALL must sign. In the case of a company, this mandate should be executed under the common seal of the company (or otherwise executed as a deed) or be signed by a duly authorised official whose capacity should be stated. All queries regarding this mandate form should be addressed to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA or email shareholder.services@capitaregistrars.com. Telephone: 0871 664 0300 (calls cost 10p per minute from a BT landline plus network charges, other telephone provider's costs may vary and calls from mobiles may be considerably higher). Telephone from outside UK: +44 20 8639 3399.

BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

BBA Aviation

24 March 2009

Dear Shareholder

Notice of Availability of BBA Aviation plc 2008 Annual Report and Notice of Annual General Meeting
I have pleasure in confirming that the 2008 Annual Report and Notice of Annual General Meeting of BBA Aviation plc are now available for you to access from the website of BBA Aviation plc at www.bbaaviation.com. From our home page click Our Performance.

Proxy Voting
Whether or not you are able to attend the Annual General Meeting, please send us your vote by completing and submitting your form of proxy by post or online to be received at least 48 hours before the time of the meeting.

To vote online through the website of our registrar, Capita Registrars at www.capitashareportal.com you will need to log in to your share portal account or register for the share portal if you have not already done so. To register for the share portal you will need your investor code set out on the enclosed form of proxy. Once registered you will be able to vote immediately.

Voting by proxy prior to the meeting does not affect your right to attend the meeting and vote in person, should you so wish.

Future Notifications
If you would like to receive future notifications of documents being available on BBA Aviation's website by email please let BBA Aviation's registrars know your email address. The simplest way to do this is to register through the registrars' share portal at www.capitashareportal.com.

Future Documents
If you would like a hard copy of this or future reports please contact our registrars: Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA, telephone number: 0871 664 0300 (calls cost 10p per minute plus network charges) (from outside the UK: +44 208 639 3399), fax: +44 (0)1484 601512,
email: shareholder.services@capitaregistrars.com.

Yours sincerely
Zillah Stone
Group Secretary

Note: Please note that this Notice of Availability is not a summary of the proposals and information set out in the Company's Notice of Annual General Meeting dated 24 March 2009 (the 'Notice of AGM') and should not be regarded as a substitute for reading the Notice of AGM. It is therefore recommended that shareholders read the Notice of AGM.

BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

BBA Aviation

24 March 2009

Dear Shareholder

I am taking the opportunity of sending you a copy of BBA Aviation plc's 2008 report and accounts to update you on the range of services that are provided to shareholders and to tell you about the way in which BBA Aviation contacts many of its shareholders.

Shareholder Communications

Many of BBA Aviation's shareholders use the internet as their preferred source of information and email as their main method of communication. Since 2007, when new legislation came into force, we at BBA Aviation plc have continued to post BBA Aviation's annual reports and other shareholder documents on our website at www.bbaaviation.com, but have only sent hard copy documents to those shareholders who ask for them. The majority of our shareholders do not request hard copy documents and so we have sent them notification (by post or email) when annual reports and other documents are available on our website.

We put these arrangements in place in 2007 and now, two years on, are writing to check your communication preferences. If you do not have access to the internet or still want to receive a hard copy of our annual report and other shareholder documents you should complete and return to BBA Aviation's registrars the enclosed pre-paid reply card.

If BBA Aviation's registrars do not receive any reply from you by 24 April 2009 BBA Aviation plc will assume that you are happy to use BBA Aviation's website to access copies of annual reports and other shareholder documents and will no longer send hard copies to you unless and until you tell BBA Aviation otherwise. If you do not reply BBA Aviation will notify you by post when each annual report or other shareholder document is available on our website. If however you would like that notification to be by email, please let BBA Aviation's registrars know your email address. The simplest way to do this is to register through the registrars' share portal by visiting www.capitashareportal.com and following the instructions to log in as a new user. (To register for the service you will need your Investor Code which appears on your share certificate, proxy card and dividend tax vouchers.)

Please note that there may be particular circumstances, such as the local laws of the jurisdiction in which you are resident, when we may need to send documents or information to you in hard copy in which case we reserve the right to do so. You should also note that, even if you have agreed that we can communicate via the website, you can always request hard copies of shareholder communications.

The alternatives for accessing BBA Aviation's annual reports and similar shareholder documents are summarised below:

Do you want to use BBA Aviation's website to access copies of annual reports and similar shareholder documents?

- Yes → Do you want to receive notification of annual reports and similar shareholder documents being posted on the website:
  - by email? → Let us know your email address by registering through www.capitashareportal.com
  - by letter? → Do nothing
- No → Complete and return the enclosed pre-paid reply card before 24 April 2009

Registrars' Share Portal

You can view up to date information and manage your shareholding through the share portal of BBA Aviation's registrars. To register, simply visit Capita's website at www.capitashareportal.com and follow the instructions to log in as a new user. (To register for the service you will need your Investor Code which appears on your share certificate, proxy card and dividend tax vouchers.)

You will then be able to access and maintain your holding at your own convenience, including the ability to:

- View your holdings and indicative share price and valuation
- View a full transaction audit trail
- View your dividend history, including payment dates
- Lodge proxy votes
- Change your address
- Register and change dividend bank mandate instructions
- Download and print shareholder forms
- Contact Capita's specialised shareholder help-line or submit free-format email enquiries.

If you have any queries about the share portal contact Capita Registrars at 0871 664 0391(calls cost 10 pence per minute plus network charges) (if telephoning from outside the UK: +44 208 639 3367) or email: shareportal@capita.co.uk.

Website

BBA Aviation's website at www.bbaaviation.com gives you access to current and historic copies of BBA Aviation's annual reports, other documents such as our Corporate Social Responsibility Report and Company news.

Electronic Voting

Our registrars' website at www.capitaregistrars.com offers shareholders the facility to vote electronically at BBA Aviation's forthcoming Annual General Meeting and at all BBA Aviation's shareholder meetings. Further details of how to use this facility are contained on the proxy cards.

Dividends

If you so wish, you may mandate your dividends to your building society or bank account. This means that cleared funds will automatically be paid into your account on the dividend payment date.

Capita Share Dealing Services

A share dealing service is available through Capita to buy or sell BBA Aviation plc shares.

For further information on this service, or to buy and sell shares, please contact:

- www.capitadeal.com (on-line dealing)
- 0871 664 0445 (telephone dealing). Calls cost 10 pence per minute plus network charges.

Shareholder Enquires

If you receive more than one copy of this letter this is probably because of differences in your name or address on the shareholders' register. Please contact the registrars to correct these.

If you wish to advise a change of name, address or dividend mandate or have any other question, please contact our registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA, telephone number: 0871 664 0300 (calls cost 10 pence per minute plus network charges) (from outside the UK: +44 208 639 3399), fax: +44 (0) 1484 601512, email: shareholder.services@capitaregistrars.com.

Yours sincerely

Zillah Stone
Group Secretary

BBA Aviation

Annual Report 2008








AOG





Cover image
A plane leaves the Signature Flight Support base at Teterboro Airport, New Jersey.

Revenue

£1,156.1m

Underlying Operating Profit*

£109.7m

Earnings Per Share†

16.1p

Industry acronyms

ACJ Airbus Corporate Jetliner
AWARS Authorised Warranty and Repair Station
APUs Auxiliary Power Units
BBJ Boeing Business Jet
B&GA Business and General Aviation
CRO Component Repair and Overhaul
ERO Engine Repair and Overhaul
FBO Fixed Base Operation
GSE Ground Support Equipment
MRO Maintenance Repair and Overhaul
OEM Original Equipment Manufacturer
RIR Recordable Incident Rate
RTC Regional Turbine Centres
VLJ Very Light Jet

£m (other than percentage and per share amounts in pence)	2008	2007	change
Revenue	1,156.1	979.4	18%
Underlying operating profit*	109.7	105.7	4%
Operating profit	104.7	130.1	(20)%
Underlying operating margin	9.5%	10.8%	
Net interest	(20.5)	(19.3)	
Underlying profit before tax	89.2	86.4	3%
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims	(5.0)	24.4	
Profit before tax	84.2	110.8	(24)%
Profit for the period	62.9	87.2	(28)%
Earnings per ordinary share			
Basic			
Adjusted	16.1p	15.4p	5%
Unadjusted	15.3p	21.2p	(28)%
Diluted			
Adjusted	16.0p	15.3p	5%
Unadjusted	15.2p	21.1p	(28)%
Dividends per ordinary share	7.6p	7.6p	–
Cash generated by operations (continuing operations)	143.0	120.4	19%
Cash generated by operations (total)	143.0	96.7	48%
Free cash flow (continuing operations)**	77.2	44.3	74%
Free cash flow (total)	77.2	20.6	275%
Net debt	(554.4)	(368.6)	
Net debt to EBITDA***	2.9x	2.7x	

* operating profit before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims

** cash generated by operations plus dividends from associates, less tax, interest, preference dividends and net capital expenditure (excluding expenditure on Ontic licences)

*** EBITDA being underlying operating profit* before depreciation and amortisation. Net debt has been translated at average exchange rates for the purpose of this calculation, in accordance with the Group's covenant calculation methodology for its bank facilities

† basic earnings per share before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims

The definitions as outlined above are consistently applied throughout the financial statements.

BBA Aviation is a focused aviation services and systems support group.

Our market-leading businesses are well positioned in markets with long-term growth prospects. They continuously improve their service and product offerings and work to exceed customer expectations.

With customers, technologies, know-how and support services in common, our businesses consistently look for ways of working together for greater gain.

Our people are the foundation of our success. We aim to be an employer of choice, acting with integrity and respect, providing a safe and sustainable working environment, and empowering our employees to deliver exceptional performance.

With this focus, we believe we can deliver exceptional, long-term, sustainable value to all our stakeholders.

BBA Aviation delivered another solid set of results in challenging market conditions. Our performance in 2008 demonstrates the underlying strength of our businesses and the benefits of ongoing management action. We remain confident in the long-term growth prospects for our markets.



Results

I am pleased to report that, despite the impact of the global economic crisis, BBA Aviation delivered another solid set of results in challenging market conditions. Although our earnings have benefited from the relative strength of the US dollar, especially in the last quarter, our performance in 2008 demonstrates the underlying strength of our businesses and the benefits of ongoing management action.

Revenue increased by 18% to £1,156 million and at constant exchange rates by 11%. Excluding the impact of increased jet fuel prices and the contribution from acquisitions (net of disposals) we achieved organic growth of 1%. Underlying operating profit of £109.7 million (2007: £105.7 million) was 4% higher than the prior year and 4% lower at constant exchange rates with a particularly strong performance by our Aftermarket businesses partially mitigating reduced earnings in Flight Support which was most affected by the downturn in the market.

Underlying profit before tax rose by 3% to £89.2 million and adjusted earnings per share increased by 5% to 16.1p. Profit before tax of £84.2 million (2007: £110.8 million) was lower than the prior year principally due to the inclusion in the prior period of the profit on the sale of our businesses at Oxford airport.

We continue to focus on cash generation and we achieved a significant improvement in free cash flow which increased to £77.2 million (2007: £44.3 million). We invested £76.4 million on acquisitions, principally to extend the Signature network, and £21.9 million on new licences for Ontic our Legacy Support business. The translated value of our net debt rose significantly due to the strengthening of the US dollar against sterling and at the end of the year was £554.4 million (2007: £368.6 million) with £159.8 million of the increase caused by the movements in exchange rates. However we remained well within our banking covenant limits with net debt to EBITDA of 2.9 times (covenant 3.5 times).

Dividend

The Board is recommending a final dividend of 5.30p (2007: 5.35p) leaving the total dividend for the year unchanged at 7.6p. We have maintained the full year dividend as we remain confident in the long-term growth prospects for our markets and our ability to continue to generate strong cash flows.

Board and Employees

In January 2009 Peter Ratcliffe joined the Board as a non-executive director and Bruce Van Allen stepped down from the Board, taking up a new role as Group Marketing Director. We welcome Peter and look forward to benefiting from the valuable additional insights he will bring from his extensive international customer-focused experience, particularly in the USA. I also wish to thank Bruce for his contribution to the Board over the past six years.

We appreciate, especially in these challenging times, the hard work and commitment of our dedicated employees who build long-term sustainable value for all our stakeholders and I am grateful to all our employees for their contribution to the achievements of BBA Aviation in 2008.

Corporate Social Responsibility

Our Corporate Social Responsibility Vision is to manage our impact on, and contribute positively to, society and the environment through the operation of our companies and the conduct of our personnel. We value the talent that each individual employee brings to BBA Aviation and believe that our people are a scarce resource and key business differentiator. We recognise our responsibility, as a good neighbour, to contribute to those locations where we are resident and are mindful that together we form part of the broader global community. BBA Aviation strives to meet the ever-increasing expectations of our stakeholders and we will continue to maintain our focus on the core areas of Corporate Social Responsibility. Indeed we have made valuable progress towards improving the safety performance of our companies this year and in embedding a proactive safety culture throughout our businesses but we know that there is still much to do to attain our goal of an industry leadership role in safety practices and performance.

Outlook

We enter 2009 with sufficient financial flexibility and the vast majority of our bank debt is committed until 2012. However, markets remain volatile with limited visibility and we anticipate a difficult year. We have already taken actions in early 2009 to reduce our annual cost base by a further £10 million and we will continue to flex operating costs as necessary. Our primary focus remains strong cash generation and debt reduction. Due to our confidence in achieving this, the excellent long-term prospects for BBA Aviation and our ability to perform robustly in these difficult markets, we will be maintaining the full year dividend and will be positioned to benefit from the recovery when it comes.

Michael Harper
Chairman

BBA Aviation is a focused aviation services and systems support group.

BBA Aviation plc

Business Aviation
67%
Commercial Aviation
27%
Military
6%



Flight Support

Business Aviation
72%
Commercial Aviation
28%



Aftermarket Services and Systems

Business Aviation
60%
Commercial Aviation
25%
Military
15%



2008 produced a new record for the number of business jets delivered in the year, despite the global economic crisis and the short-term impact this has had on our industry.

Business & General Aviation

The Business & General Aviation (B&GA) market has enjoyed five years of extraordinary growth beginning in 2004 and marked primarily by unprecedented increases in the production and delivery of business jets.

	Turbojet	Turboprop
2004 production –	598 units	319 units
2005 production –	759 units	375 units
2006 production –	886 units	412 units
2007 production –	1,143 units	459 units
2008 production –	1,264 units	548 units

Despite decreasing B&GA demand due to the current global economic slowdown which had a measurable effect on the sector in 2008, B&GA continues to exhibit good underlying strength that points to solid long-term growth and demand through the next decade. Strong OEM order books, rapidly increasing geographic diversity of demand, the convenience of business jet usage over commercial airline travel, made possible by the ease of access to business aviation travel via direct ownership, fractional ownership, jet card programmes and charter, are indicative of a growing global acceptance of this form of transportation.

A number of independent industry organisations that focus on the B&GA market have recently recast their projections for business jet production, indicating deliveries peaking in the late 2008/early 2009 period with a marginal decline through 2012 before recovery begins. Despite the current downturn, forecasters estimate that during the low period for business jet delivery over the near term, annual production at or near 1,000 business jets will occur, with 13,000 business jets projected to be produced over the next decade.

The anticipated recovery in 2012 coincides with the first deliveries of new and improved models of business jets now in development. Historically, such introductions have stimulated demand for replacement of older models. Forward order books for new models such as the Gulfstream G650, Cessna Citation Columbus, Learjet 85, Embraer Legacy 450/500 and HondaJet as well as improved versions of the Hawker Beechcraft Premier II and Falcon 900LX and 2000LX promise to lead the way in the recovery.

Increasingly non-US customers account for a greater percentage of the sales of business jets as the US market approaches maturity. In 2008, as much as half of some OEM's sales were destined for non-US operators. Europe, including the CIS, has been the major growth area of late, but Asia and South America are emerging growth markets. As can be seen in the table below the number of planes based in North America has reduced as a proportion of the world fleet by 4% over the last year but still accounts for the vast majority of the global business jet population.

Five years of strong growth

Business & General Aviation aircraft deliveries.

Data provided by GAMA (General Aviation Manufacturers Association)



591
750
886
1138
1315
1400
1200
1000
800
600
400
200
0
2004
2005
2006
2007
2008
Turboprop
Turbojet

Forecast – Business Jets and Turboprops

Data provided by Teal Group 7 January 2009



1600
1400
1200
1000
800
600
400
200
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Total Turboprops
Total Jets

Worldwide Fixed Wing Turbine Powered Business Aircraft

	Jets	Turboprops	Total	2008 %	2007 %
North America	11,849	8,211	20,060	70	74
Europe	2,519	1,104	3,623	13	11
South America	740	1,269	2,009	7	7
Asia	858	488	1,346	5	4
Africa/ME	373	591	964	3	3
Australia/Oceania	150	308	458	2	1
Total	16,489	11,971	28,460	100	100

Source: JetNet, 13 January 2009

The much discussed Very Light Jets (VLJ) segment has endured a difficult introduction into service amid valiant, though failed, attempts to introduce the air taxi business model to the US traveller. Despite this, VLJs hold a promising future as OEMs such as Cessna, Honda and Embraer have introduced aircraft that appeal to a more traditional aviation audience.

Airlines, especially in the USA, have announced reduced services to many smaller communities. We anticipate there will be increased demand for the services of business aircraft to fill the transportation needs of the business community in these locations.

Deliveries of new aircraft give us an indication of future market strength and our companies are well positioned both geographically and technically to service these aircraft and to address the continued growth of the Business & General Aviation market over the next decade.

Our business is focused on providing service and aftermarket support to existing aircraft operators and is therefore impacted by the levels of activity particularly in relation to the number of hours being flown. Against the backdrop of the global economic slowdown we have seen reduced activity levels during 2008 in both the USA and Europe. In the US market activity declined by 12% and in Europe by 7% for the year and this accelerated in the last quarter where reductions of approximately 18% were experienced. We believe that once the economy starts to improve activity levels will quickly recover.

Commercial Aviation

International airlines struggled with dramatically escalating fuel costs in the first half of 2008, only to see an equally dramatic decline in the latter half of the year. We experienced a 4% reduction in activity in our markets during 2008 and industry forecasters anticipate a slight decline of about 3% in worldwide airline flight hours for 2009 and a small (less than 1%) but positive growth in revenue passenger kilometres (RPKs) for 2009 before recovering in 2010.

Average long-term growth (RPKs) has been in the 5% range and has not declined for more than a three-year period following any significant industry shock (such as 9/11), with passenger and cargo volume generally in line with GDP growth.

From a fuelling service and ground handling perspective, government regulations, licensing and capital requirements provide challenges for all seeking to operate in the industry.

Airline OEMs, Boeing and Airbus Industrie, have virtually equal order books that total more than 7,500 units which at current rates translates into seven years of production. While the OEMs adjust production rates and personnel for what is anticipated to be a challenging 2009, which may include a number of cancellations or deferrals of aircraft from their order books, the commercial airline industry exhibits underlying strength through its multi-year backlogs and the entry into service of new, more efficient aircraft such as the Boeing 787 and Airbus A380.

Military

Demand in the military market remained strong in 2008 and military spending for new aircraft platforms and spares is projected to remain stable over the next few years. New upgrade programmes and the continued use of a large number of mature aircraft is expected to result in steady demand for components and assemblies that are currently supported by our businesses. Core equipment such as the C130 and B52 are now expected to remain in service until at least 2030 and possibly beyond.

BBA Aviation critical success factors

BBA Aviation is ideally placed to exploit these attractive market opportunities:

- We are market leaders in the markets in which we operate
  - Signature is the world's leading FBO network with 81 wholly owned worldwide locations and 14 additional locations in which we have minority equity interests
  - ASIG is the largest independent refueller in the world
  - The ERO business has market leading positions in the programmes in which it participates
- Barriers to entry include
  - You need to have a lease from an airport authority to operate an FBO: the average lease term of our FBO network in the USA is 17 years
  - You need a licence from an OEM to service its engines: we are authorised by the OEMs for engine overhauls on 80% of business and general aviation engines now in service
  - You need a licence from an OEM to carry out legacy support: we license from OEMs over 3,500 parts and assemblies
- We have a successful record of acquiring and integrating new businesses. In the last five years BBA Aviation has spent £295 million on 28 businesses. The markets in which we operate are highly fragmented and ripe for further consolidation in the medium to long term
- We have a strong and capable management team with many years' experience in the industry

Our strategy

Our objective is to create long-term sustainable value for all our stakeholders. We are a focused aviation services and systems support group. We have five businesses with leading market positions and continuing opportunities for value creative growth.

The key elements of our strategy as it relates to each of the businesses are as follows:

Flight Support
Signature
Strong organic growth through the cycle
Acquisitive network expansion

ASIG
Organic growth
Continued operational improvement

Aftermarket Services and Systems
Engine Repair and Overhaul (ERO)
Organic growth
Operational and productivity improvement

Legacy Support
Organic and acquisitive growth

APPH
Organic and acquisitive growth
Continued operational improvement

Principal Risks and Uncertainties

BBA Aviation is ultimately exposed to the amount of flying activity undertaken principally by business and general aviation aircraft and to a lesser extent by commercial and military aircraft. The number of hours flown directly impacts our flight support organisation but also, over the longer term, our aftermarket services businesses. The key risks that impact the level of flying activity are:

- Terrorist attacks and threats of attacks together with recent international conflicts have impacted regional and international air travel. There can be no absolute assurance that we will avoid adverse consequences of any future attacks or threats, notwithstanding the preventative measures that we undertake in co-operation with airport authorities and other government agencies
- A very high price per barrel for crude and a corresponding rise in jet fuel prices for a prolonged period which particularly impacts the commercial market
- General economic conditions and business and consumer confidence
- Legislation impacting air travel

The Group has significant operations in the USA with approximately 66% of pre-tax profits being denominated in US dollars. Although we are seeking to expand our operations in Europe and the rest of the world the majority of all business and general aviation aircraft are located in North America and it will remain the dominant market in the years ahead. Consequently our financial performance in sterling terms is subject to the effects of fluctuations in foreign exchange rates, in particular the rate of exchange between US dollar and sterling.

The Group has a number of contingent liabilities that might impact its future performance. These are analysed in note 27 to the Consolidated Financial Statements.

Retaining our key management is of critical importance to the Group. To aid this, work is in hand to improve our performance and talent management processes and give sharper focus to ensuring that our compensation and benefits offerings remain competitive.

Group – Financial Summary

(other than percentages and per share amounts in pence)	**2008 Actual**	2007 As Reported	Inc/ (Dec) %	2007 Same Exch	Inc/ (Dec) %
Continuing					
– Sales	**1156.1**	979.4	18	1044.3	11%
– Underlying operating profit	**109.7**	105.7	4	113.7	(4%)
– Operating profit margin	**9.5%**	10.8%		10.9%	
Total operating profit	**104.7**	130.1	(20)	137.9	
Underlying profit before tax	**89.2**	86.4	3	91.2	
Adjusted earnings per share	**16.1p**	15.4p	5		
Profit for the period	**62.9**	87.2	(28)		
Free cash flow (continuing)	**77.2**	44.3	74		
Free cash flow (total)	**77.2**	20.6			
Net debt	**554.4**	368.6			
Net debt to EBITDA	**2.9x**	2.7x			

In 2008 the US dollar appreciated significantly against sterling with a year end spot rate of $1.44 compared to the $1.99 reported at the end of 2007, and an average rate for 2008 of $1.85 compared to $2.00 in the prior year. This movement in exchange rates has distorted the comparison with the prior year both for the income statement but more particularly for the translated value of net assets and debt on our balance sheet. On the table above the key financial data is shown as reported and also on a constant currency basis.

Despite the impact of the global economic crisis our businesses have performed well and have produced another strong set of results. Revenue increased by 18% to £1.156 million and at constant exchange rates by 11%. Excluding the impact of increased jet fuel prices (£66 million) and the contribution from acquisitions net of disposals (£36 million) organic revenue growth for the Group overall was 1%. Underlying operating profit at £109.7 million was 4% higher than the prior year and 4% lower at constant exchange rates with a strong performance in our Aftermarket businesses partially mitigating reduced earnings in Flight Support which was most affected by the downturn in the market. Underlying operating margins reduced to 9.5% (2007: 10.8%) partly as a result of the higher fuel prices. On a constant fuel basis operating margins would have been 10.1% in 2008 with the balance of the reduction from the prior year principally caused by the lower volumes in Signature USA. Total operating profit of £104.7 million was 20% lower than the prior period principally due to the inclusion in 2007 of the profit generated on the sale of the Oxford businesses of £38.4 million. Underlying profit before tax rose by 3% to £89.2 million and adjusted earnings per share increased by 5% to 16.1p.

There was a strong free cash flow from continuing operations of £77.2 million (2007: £44.3 million) with the improvement principally due to higher EBITDA of £143.3 million (2007: £135.0 million), reduced capital expenditure of £30.9 million (2007: £37.3 million) and a working capital inflow of £3.8 million (2007: outflow £5.2 million). The Group invested £76.4 million on acquisitions, principally to extend the Signature network, and £21.9 million in respect of new licences for Ontic. There was a net cash outflow of £26.0 million after paying dividends of £31.9 million. The translated value of net debt rose significantly due principally to the strengthening of the US dollar against sterling, and at the end of the year was £554.4 million (2007: £368.6 million) with £159.8 million of the increase caused by movements in exchange rates. The net debt to EBITDA ratio was 2.9 times and was broadly unchanged from the prior year of 2.7 times (this ratio has been calculated in accordance with the definition applied for our banking covenants at average exchange rates and with a pro forma earnings adjustment for acquisitions and licences acquired during the year).

Flight Support

Our two Flight Support businesses provide re-fuelling, ground handling and other services to the business, general and commercial aviation markets.

Signature Flight Support is the world's largest and market leading fixed base operation (FBO) network for business aviation. It promotes fuelling, hangar and office rentals, ground handling, passenger and other technical services in more than 80 locations at the most sought after global destinations.

At more than 60 major airports, commercial airlines rely on ASIG to carry out a wide range of ground services. Re-fuelling, baggage handling, equipment maintenance, cabin cleaning and more are carried out safely and with considerable technical expertise by our highly-trained staff.

Flight Support – Financial Summary

	2008 £m	2007 £m	Inc/ (Dec) %	2007[1] £m	Inc/ (Dec) %
Sales	**705.9**	579.5	22	621.5	14
Organic growth/(decline)	**(6%)**	6%		–	–
Underlying operating profit	**64.8**	72.2	(10)	77.5	(16)
Operating profit margin	**9.2%**	12.5%			
Operating cash flow	**61.6**	65.2	6		
Cash conversion ratio	**95%**	90%			
ROIC	**9.3%**	13.9%			

1 At constant exchange rates

Against the backdrop of the global economic slowdown Flight Support sales grew by 22% to £705.9 million (2007: £579.5 million), excluding the significant impact of higher fuel prices of £66 million and additional sales from acquisitions of £51 million, there was an organic revenue decline of 6%. Underlying operating profits declined by 10% to £64.8 million as reported (2007: £72.2 million) and by 16% on a constant currency basis principally due to the underlying decline in sales.

Operating margins of 9.2% (2007: 12.5%) were impacted by the higher fuel costs which are passed directly on to customers. At constant fuel costs current year margins would have been 10.1% with the balance of the reduction from the prior year caused principally by lower fuel volumes.

Despite the lower operating profits there was strong operating cash flow of £61.6 million and 95% of operating profit was converted into cash. The return on invested capital reduced to 9.3% (2007: 13.9%), but was 9.9% excluding the impact of the Hawker Beechcraft acquisition on the year-end balance sheet.

95%

of operating profits were converted into cash

Signature Flight Support

With the acquisition and integration of the Hawker Beechcraft FBO locations, the Munich and Gatwick FBOs, and the successful retention of its operation at San Francisco, Signature continues to develop its network. In a difficult market, Signature delivered superior performance through the success of its pricing programme for non-network customers as well as reaching agreement on a new five-year contract with its largest customer, NetJets.

Signature – Sales

	2008 £m	2007 £m	Inc/(Dec) %	2007[1] £m	Inc/(Dec) %
USA	**409.5**	316.3	29	342.0	20
Europe & ROW	**98.7**	78.4	26	82.0	20
Total	**508.2**	394.7	29	424.0	20

1 At constant exchange rates

On a constant currency basis, Signature revenues worldwide were up 20% to £508.2 million. After adjusting for fluctuations in the cost of jet fuel and acquisitions, which increased revenues by 15% and 12% respectively, revenues were down 7% organically.

Due to the underlying economic uncertainty, there has been a decline in business and general aviation (B&GA) activity during 2008. This reduction accelerated in the fourth quarter as a result of the heightened global economic crisis. Against this backdrop, Signature Flight Support in the USA performed well, outperforming the broader US market in the second half of the year and maintaining positive revenue growth in Europe for the year as a whole. At the same time, Signature undertook headcount reductions and reduced operating expenses in a number of areas whilst ensuring that customer service levels were maintained.

In the USA, total aircraft movements at Signature's served markets were down approximately 12% for the whole of 2008. Signature non-fractional volumes were off only 6% on the strength of the continued success and expansion of initiatives announced in 2007. Inclusive of the fractional business, total volumes were down 9% organically which was slightly ahead of the market.

Signature successfully integrated the Hawker Beechcraft Line Service Division acquisition announced in February 2008 and completed in July/October 2008, giving the company FBOs in six additional important US business jet markets. The company also signed a new five-year contract with its largest customer NetJets covering fuel supply in North America. This contract was due to expire in April 2009.

Following the successful retention of Signature's operation at San Francisco International Airport in 2007, the company started the building of an environmentally friendly executive terminal and hangar development. Signature also received the Corporate Cup of Excellence Award from the American Association of Airport Executives in recognition of the long-term support shown its members and the airport industry by Signature.

Outside of the USA, the B&GA market also experienced a slowdown in traffic volume. This, however, was later than the market downturn experienced in North America and did not significantly impact volume until the fourth quarter. The European network was extended by adding locations through acquisition at Munich International Airport and London Gatwick Airport for a total consideration of £7.7 million with a further potential payment of £1.0 million payable in respect of Gatwick, subject to performance over a two-year period. Despite the slowdown in activity across the network, Signature's international business continued to show progress in 2008, growing organic revenues by 3% exclusive of jet fuel cost impacts and acquisitions.

Signature Flight Support's global network now consists of 95 locations, including 58 in the USA. Coverage extends to 45 of the US top 50 metropolitan areas and 16 of the top 30 US hub airports. Signature has locations at 22 airports in Europe, as well as one in Cape Town, South Africa and interests in FBOs in Hong Kong (1) and South America (13). Including these interests, Signature now has an FBO presence in 10 countries.

Outlook

In the short term, the B&GA market is likely to remain challenging as a result of continued economic weakness but we expect continued outperformance through our network strength and the continued success of our new programmes.

7%

Organic decline in revenue due to the global economic slowdown

95 locations worldwide

Network increased by eight locations during the year

Signature Flight Support FBO locations

United States


STP
MSP
RST
MKE
PWK
ORD
MDW
DET
DSM
BED
BOS
BDL
HPN
MMU
TEB
EWR
DEN
APA
MCI
MKC
IXD
IND
STL
SUS
BWI
IAD
DCA
SFO
LAS
ICT
BNA
SBA
VNY
LGB
SNA
PSP
TRM
MEM
HSV
DAL
AUS
SAT
HOU
MSY
FTY
PDK
JAX
HXD
SAV
PIE
TPA
MCO
ISM
CRP
PBI
FLL
MIA
ANC

Europe


ABZ
GLA
EDI
DSA
EMA
DUB
SNN
BHX
CWL
LGW
LHR
LTN
BOH
SOU
LGG
MUC
LBG
TLN
SKG
ATH
HER

Brazil


SBBE
SBEG
SBRF
SBSV
SBBR
SBBH
SBSP
SBGR
SBMT
SBRJ
SBGL
SBJR
SBPA

Africa


CPT

Asia


HKG

US Cities and Services

ANC	Anchorage	**ICT**	Wichita	**PWK**	Chicago		
APA	Denver	**IND**	Indianapolis	**RST**	Rochester		
AUS	Austin	**ISM**	Kissimmee	**SAT**	San Antonio		
BDL	Hartford	**IXD**	Kansas City	**SAV**	Savannah		
BED	Bedford	**JAX**	Jacksonville	**SBA**	Santa Barbara		
BNA	Nashville	**LAS**	Las Vegas	**SFO**	San Francisco		
BOS	Boston	**LGB**	Long Beach	**SNA**	Santa Ana		
BWI	Baltimore	**MCI**	Kansas City	**STL**	St. Louis		
CRP	Corpus Christi	**MCO**	Orlando	**STP**	St. Paul		
DAL	Dallas	**MDW**	Chicago	**SUS**	St. Louis		
DCA	Washington	**MEM**	Memphis	**TEB**	Teterboro		
DEN	Denver	**MIA**	Miami	**TPA**	Tampa		
DET	Detroit	**MKC**	Kansas City	**TRM**	La Quinta		
DSM	Des Moines	**MKE**	Milwaukee	**VNY**	Van Nuys		
EWR	Newark	**MMU**	Morristown				
FLL	Ft. Lauderdale	**MSP**	Minneapolis				
FTY	Atlanta	**MSY**	New Orleans				
HOU	Houston	**ORD**	Chicago				
HPN	White Plains	**PBI**	West Palm Beach				
HSV	Huntsville	**PDK**	Atlanta				
HXD	Hilton Head	**PIE**	Clearwater				
IAD	Dulles	**PSP**	Palm Springs				

Brazil

SBBE	Belem*
SBBH	Belo Horizonte*
SBBR	Brasilia*
SBEG	Manaus*
SBGL	Rio De Janeiro*
SBGR	Sao Paulo*
SBJR	Rio De Janeiro*
SBMT	Sao Paulo*
SBPA	Porto Alegre*
SBRF	Recife*
SBRJ	Rio De Janeiro*
SBSP	Sao Paulo*
SBSV	Salvador *

Europe

ABZ	Aberdeen
ATH	Athens
BHX	Birmingham
BOH	Bournemouth
CWL	Vale of Glamorgan
DSA	Doncaster
DUB	Dublin
EDI	Edinburgh
EMA	Derby
GLA	Glasgow
HER	Heraklion
INV	Inverness
LBG	Paris Le Bourget
LGG	Liege
LGW	Gatwick
LHR	Heathrow
LTN	Luton
MUC	Munich
SKG	Thessaloniki
SNN	Shannon
SOU	Southampton
TLN	Toulon Hyères

Africa + Asia

CPT	Cape Town
HKG	Hong Kong *

*minority interest locations

Acquiring Hawker Beechcraft's FBOs has strengthened Signature Flight Support's presence in key North American metro areas, positioning the firm to take full advantage of continued growth in business aviation. Re-branding and re-training follows acquisition, ensuring customers have a consistent experience of Signature bases around the world.


Signature®
FLIGHT SUPPORT
BBA Aviation


Signature
FLIGHT SUPPORT
BBA Aviation

The leading brand on the ground

Following the Hawker Beechcraft Line Service Division acquisition in July 2008 by Signature Flight Support, the FBO at Fulton County Airport – Brown Field, Atlanta was subject to a total re-branding. Internal and external signage, uniforms and furnishings were replaced to the same high standard as Signature locations throughout the world.

Equally important is the training former Hawker Beechcraft employees received. This went beyond baseline health and safety assessments and an extensive review of health and safety procedures to include training about the company's proprietary customer service programme. In addition to creating a safe environment for employees, Signature Flight Support has ensured all aspects of the customer's experience are met. Beginning with marshalling an arriving aircraft and greeting passengers, through arranging trip details right up to departure, the Signature brand remains synonymous with the highest standards in private aviation.




in the steps of good people.
Signature
FLIGHT SUPPORT
BBA Aviation


Signature



Training for excellence

Signature's Line Service technicians receive more than 30 hours of classroom training and between three and six months of on the job training. The standard of technical service they provide matches the high level of customer service that passengers and crew receive.


Signature
BBA Aviation
Signature
BBA Aviation
PUSH OR

ASIG

ASIG continues to build on its core of high quality contracts, successfully beginning operations on one of the industry's largest ground handling contracts at JFK International Airport's Terminal One, as well as retaining two key facilities contracts at Baltimore and Los Angeles. This focus on high quality contracts, primarily at major hubs and international destinations has helped protect ASIG from commercial aviation's schedule reductions.

ASIG – Sales

	2008 £m	2007 £m	Inc/ (Dec) %	2007[1] £m	Inc/ (Dec) %
USA	**166.5**	156.4	6	169.1	(2)
Europe & ROW	**31.1**	28.4	10	28.4	10
Total	**197.6**	184.8	7	197.5	–

1 At constant exchange rates

Total revenue at ASIG was 7% higher than 2007 on an as reported basis but was unchanged at constant exchange rates. Excluding variations in fuel prices and the impact of a small acquisition made in the UK, ASIG's sales declined organically by 3%.

The commercial flight support market was affected by the global economic slowdown and the rapid escalation of jet fuel prices in the first half of the year. Overall we estimate that our served markets declined by 4% during 2008 and, accordingly, ASIG took action by adjusting staffing levels, pay and benefits, improving the fuel efficiency of its fleet and renegotiating supplier contracts to operate from a more favourable cost base. ASIG's business outside the USA, which represents more than 15% of revenues, held up well.

ASIG has been able to retain and consolidate its market leading position, in spite of the volatile fuel market and economic conditions affecting the industry's performance. Reaffirming its position as an industry leader, ASIG was named "Best Airport Fuel Operator" for the fourth straight year in an independent survey conducted by the Armbrust Aviation Group, a leading trade organisation.

During 2008 ASIG successfully commenced one of the industry's largest ground handling contracts at JFK International Airport's Terminal One. In less than 90 days, the company secured and licensed $16 million in new ground handling equipment and trained over 300 employees to provide services to the 16 carriers serving the terminal. Managing and training a large and diverse workforce requiring various skills and degrees of expertise has led ASIG to develop and employ innovative technologies that streamline and enhance the training process. At JFK, ASIG is investing in aircraft pushback and de-icing simulators, which allow operators to perform many simulated repetitions before working with multi-million dollar aircraft. The simulators provide realistic steering and customised airport layouts leading to improved airside safety and trainee confidence. After a successful startup, ASIG is achieving its contractual and financial commitments on this significant operation and the contract is expected to generate $150 million in revenue over the next seven years.

The company also retained two key airport facility services contracts at BWI (Baltimore Washington International Thurgood Marshall Airport) and LAX (Los Angeles International Airport). ASIG provides highly skilled mechanics, technicians and electricians to service complex and sensitive airport equipment. Technical and facility services are a market that ASIG hopes to develop further. During the year, the company was also successful in renewing several key aircraft refuelling contracts for American Airlines, United Airlines and US Airways Express. At two key hubs, Los Angeles and London Heathrow, ASIG extended several large ground services contracts and the company's significant presence at key hubs also helped to reduce its vulnerability to some of the industry's schedule reductions that occurred during 2008.

ASIG has added more aircraft cleaning capacity in the UK by acquiring Flygiene Limited, based at Manchester airport for an initial cash consideration of £2.1 million with a further £1.9 million payable subject to performance.

Outlook

A further reduction in aircraft movements is likely in the short term and airline consolidation in North America is a possibility. ASIG is monitoring the situation closely and will respond to changes in demand by flexing its cost base whenever possible.

ASIG locations


Northern Mariana Islands
GUM
Hawaiian Islands
HNL
Alaska
FAI
ANC
Europe
MME
MAN
DSA
BHX
LGW
LHR
LTN
STN
MUC
VIE
Thailand
BKK
United States and Caribbean
SEA
PDX
MSP
MKE
ORD
MDW
DTW
CLE
SLC
DEN
PIT
JFK
BDL
LGA
EWR
PHL
BWI
DCA
IND
CVG
SMF
OAK
SJC
SFO
LAS
BNA
MEM
CLT
HSV
LAX
BUR
ONT
SNA
SAN
ABQ
TUS
AFW
ATL
AUS
SFB
MLB
MCO
MSY
TPA
SRQ
PBI
FLL
MIA
FPO
NAS
SJU

US Cities and Services

ABQ	Albuquerque	DEN	Denver	MCO	Orlando	PHL	Philadelphia
AFW	Ft. Worth	DTW	Detroit	MDW	Chicago	PIT	Pittsburgh
ANC	Anchorage	EWR	Newark	MEM	Memphis	SAN	San Diego
ATL	Atlanta	FAI	Fairbanks	MIA	Miami	SEA	Seattle
AUS	Austin	FLL	Ft. Lauderdale	MKE	Milwaukee	SFB	Sanford
BDL	Hartford	GUM	Guam	MLB	Melbourne	SFO	San Francisco
BNA	Nashville	HNL	Honolulu	MSP	Minn. / St. Paul	SJC	San Jose
BUR	Burbank	HSV	Huntsville	MSY	New Orleans	SLC	Salt Lake City
BWI	Baltimore	IND	Indianapolis	OAK	Oakland	SMF	Sacramento
CLE	Cleveland	JFK	New York	ONT	Ontario	SNA	Santa Ana
CLT	Charlotte	LAS	Las Vegas	ORD	Chicago	SRQ	Sarasota
CVG	Cincinnati	LAX	Los Angeles	PBI	Palm Beach	TPA	Tampa
DCA	Washington	LGA	La Guardia	PDX	Portland	TUS	Tucson

Caribbean Cities and Services

FPO	Freeport
NAS	Nassau
SJU	San Juan, P.R.

European Cities and Services

BHX	Birmingham, UK
DSA	Robin Hood, UK
LGW	Gatwick, UK
LHR	Heathrow, UK
LTN	Luton, UK
MAN	Manchester, UK
MME	Durham Tees Valley, UK
MUC	Munich, Germany
STN	Stansted, UK
VIE	Vienna, Austria

Asian Cities and Services

BKK	Bangkok, Thailand

As ASIG begins its operations at JFK's new Terminal One, taking on one of the industry's most significant ground handling projects, exceptional training standards are essential. From computer-based classroom training and state of the art simulators, to rigorous on the job training, preparing its people for this vital work is high on ASIG's agenda.


6316

Simulated training, real innovation

As a world-class supplier to major airport operators, ASIG is an industry innovator. At New York's JFK airside pushback drivers are trained on a state of the art simulator whose software holds the airport's topography and our required operational and safety procedures. The simulator enables operators to execute numerous repetitions of the pushback manoeuvre and is an enhancement to our classroom and on the job training.

Extensive work on the simulator means that when ASIG's operators begin real-time airside training, they're able to focus as much on human activity around the plane as they are on manoeuvring the aircraft. As well as contributing to airside safety, training like this makes ASIG's airside operations more efficient; a vital quality in any commercial aviation environment.





Consistency at every stage

Training the right people in the right way enhances service standards and helps create a safer working environment. Computer based fueller training enables greater operating consistency across different locations; multiple-choice modules help ASIG to identify an individual's suitability for this critical and highly specialised role.

Skills learned in the classroom become invaluable on the tarmac. Assessing fuel quality and delivering exact quantities on time in a fast moving, complex environment is challenging. This is why the technical skill and personal aptitude of ASIG's refuellers is so important – and why they are at the forefront of ASIG's commitment to exceptional customer service.


EMERGENCY FUE



The right service, every time
Hand held devices are programmed with the exact details of a contract, giving ASIG's operators precise information about the services they should be delivering to a given aircraft. As well as giving on-the-spot guidance, the hand helds also record service and timings data – useful information for planning the improvements that drive ASIG's performance ahead of its competitors.



Aftermarket Services and Systems

We have three businesses in Aftermarket Services and Systems. They maintain, manufacture and support engines and aerospace components, sub-systems and systems.

Engine Repair and Overhaul is licensed to work on more than 80% of the engines powering the business and general aviation fleet.

Legacy Support is the leading provider to the major aerospace OEMs of high-quality, cost-effective solutions in the continuing support of maturing and legacy aircraft platforms.

APPH is a niche landing gear and hydraulic sub-systems manufacturer, designing, engineering, manufacturing and supplying systems and sub-systems for original equipment and aftermarket applications.

Aftermarket Services and Systems – Financial Summary

	2008 £m	2007 £m	Inc/ (Dec) %	2007[1] £m	Inc/ (Dec) %
Sales	**450.2**	399.9	13	422.8	6
Organic growth	**10%**	10%			
Underlying operating profit	**55.5**	43.2	28	46.1	20
Operating profit margin	**12.3%**	10.8%		10.9%	
Operating cash flow	**56.5**	37.3	51		
Cash conversion ratio	**102%**	86%			
ROIC	**10.6%**	8.9%			

1 At constant exchange rates

Sales in our Aftermarket Services and Systems businesses grew by 6% on a constant currency basis. Organic growth was 10% after taking into account the sale of the businesses at Oxford airport in the middle of 2007 and the closure of the CSE Engineering business in early 2008.

Underlying profits increased strongly to £55.5 million (2007: £43.2 million) and were 28% higher than the prior year (20% at constant exchange rates). The Engine Repair and the Legacy Support businesses performed particularly well and both significantly increased underlying operating earnings during the year. Margins improved to 12.3% (2007: 10.8%) due to a continuing improvement in Engine Repair and the impact of the closure of the low margin businesses at Oxford (2007 restated to exclude Oxford: 11.2%).

The division generated operating cash flow of £56.5 million (2007: £37.3 million) representing a cash conversion rate of 102%, with a significant improvement during the second half of the year as anticipated at the time of the interim results.

The return on invested capital over the year (including goodwill previously written off to reserves and excluding the impact of the disposed Oxford businesses) improved to 10.6% (2007: 9.5%) continuing the trend started in 2006.

10%

Organic revenue growth achieved during the year

12.3%

Underlying operating margins increased by 1.5% in 2008

Engine Repair and Overhaul

ERO focuses mainly on engines fitted to B&GA aircraft and has a good range of authorisations amongst the OEMs. With its strong presence in both domestic and international markets through its sales force, field service units, regional turbine centres and major overhaul facilities, ERO's close attention to servicing customer needs means it has continued to make good progress in increasingly difficult markets.

ERO 2008 Revenues by Segment

Focus of ERO business model is the Business & General Aviation market

Business & General Aviation
69%

Airline
18%

Gov/Military & Industrial
7%

Rotor Wing (civil)
6%



ERO 2008 Sales by OEM

ERO Revenue is well distributed across OEM suppliers

Pratt & Whitney Canada
41%

Honeywell
30%

Rolls-Royce
23%

GE
4%

Misc.
2%



Engine Repair and Overhaul (ERO) – Sales

	2008 £m	2007 £m	Inc/ (Dec) %	2007 £m	Inc/ (Dec) %
USA	**292.0**	240.6	21	260.2	12
Europe & ROW	**50.9**	48.9	4	48.9	4
Total	**342.9**	289.5	18	309.1	11

1 At constant exchange rates
2 Restated for the transfer of the Parts businesses from Legacy Support

Events in the global economy during 2008, especially the latter half, had a significant downward impact on the level of flight activity. Through careful and continuous monitoring of the market and quick reaction to events, ERO was able to deliver growth in a highly competitive and uncertain environment.

2008 sales increased by 11% on a constant currency basis to £342.9 million (2007: £309.1 million) with all of the growth being organic. ERO increased its share in a declining US market whilst penetrating expanding global sectors with the international markets holding up well. Strategic decisions taken to improve the portfolio balance resulted in a 24% increase in our airline revenue (Tay, PW100, CT7) coupled with solid gains in both military rotor wing (RR250, PT6T) and business aviation engines (PW300, PW500, TFE731) contributing to the overall growth for 2008.

ERO continues to make improvements in its operations and supply chain structure to facilitate profitable organic growth. It has reduced turn times on a number of engine overhauls and has implemented a comprehensive programme of continuous improvement. An initiative to reduce inventory levels is yielding results with a £13 million reduction achieved in the year of which £8 million came through in the second half. This will be a continuing area of focus for 2009.

During the year, ERO added 16 new engine models to its existing authorisations on Pratt & Whitney Canada engines and extended the term of its service agreement for a further 12 years. It also secured a ten-year service agreement with Austrian Airlines for the maintenance, repair and overhaul of the airline's Rolls-Royce Tay engines.

Outlook

With its focus on business and general aviation, ERO is expected to be impacted by the reduction in flying activity, but will experience this somewhat later than Signature and the effects should be shallower due to ERO's international exposure.

So much in the aviation industry is time critical – good customer service is a response to this. Dallas Airmotive's mobile response teams operate out of key locations in North America, keeping their customers' planes flying and greatly reducing the time unscheduled repairs cost and the inconvenience they cause. As a result, their aircraft on ground (AOG) Response Team trucks are a welcome sight at business airports up and down the east coast of the USA.

Next level customer service

The New York metro area is home to the greatest concentration of business jets in the world. Dallas Airmotive's mobile response units help their operators minimise downtime, getting planes back in the air faster. More than 100 field service representatives respond quickly and efficiently to customers' needs.


17 TO 4
Lodi
Fair Lawn
1/2 MILE
EXIT ONLY
RESPONSE TEAM
DallasAirmotive
SPEED LIMIT 55



Prepared for anything
Dallas Airmotive's field engineers are licensed Airframe & Powerplant professional technicians with training and the depth of experience needed to respond to the widest variety of situations. The 24-hour AOG response unit is customised for each trip allowing the field services representatives to act quickly and effectively.


AOG
MOBILE RESPONSE TEAM
DallasAirmotive
24-hour service • On-site support for turbine engines and APU





Major airports in the Northeastern United States


BED
ELM
BOS
New York
Connecticut
HFD
DXR
BDR
AVP
HPN White Plains
TEB Teterboro
LGA La Guardia Airport
MMU Morristown
FRG Farmingdale
EWR Newark International Airport
ISP Islip
JFK John F. Kennedy International
Pennsylvania
New Jersey
TTN
PNE
PHL
ILG
MIV
ACY
IAD
DCA

Complete convenience

A branded presence on the tarmac gives Dallas Airmotive's customers a high level of reassurance. Whether they're troubleshooting issues with a line replaceable unit, delivering a repaired APU, field service technicians provide an industry leading service with convenience at its heart. Mobile Response Units are flexibly positioned to support our clients' needs.

Teterboro Mobile Response Team vehicle range:

- Airports representing one of the highest concentrations of flight departments in the world
- Business aviation at major area airline hubs that we cover
- Other airports in the Teterboro Mobile Response Team vehicle range

TTN Trenton, New Jersey
ACY Atlantic City, New Jersey
PHL Philadelphia International, Pennsylvania
PNE Northeast Philadelphia, Pennsylvania
ILG Wilmington, Delaware
IAD Dulles International, Virginia
DCA Ronald Reagan National, Virginia (Washington, DC)
BED Bedford, Massachusetts
BOS Boston Logan International, Massachusetts
ELM Elmira, New York
AVP Wilkes-Barre, Pennsylvania
HFD Hartford, Connecticut
DXR Danbury, Connecticut
BDR Bridgeport, Connecticut
MIV Millville Municipal Airport, New Jersey

Legacy Support

Legacy Support has continued the acquisition of OEM legacy product licences, expanding its operations internationally and, with the technical expertise and support of its sister business ERO, signed its largest licence to date for the Honeywell 700 Series Auxiliary Power Unit.

Legacy Support (formerly Component Repair and Overhaul) – Sales

	2008 £m	2007[1,2] £m	Inc/ (Dec) %	2007[2] £m	Inc/ (Dec) %
USA	**34.0**	26.6	27	28.8	18

1 At constant exchange rates
2 Restated for the transfer of the Parts businesses to Engine Repair and Overhaul

Legacy Support delivered a very strong performance during the year organically increasing sales by 13% at constant exchange rates and securing a number of important new licences.

BBA Aviation Legacy Support (formerly Component Repair and Overhaul) is the market leader in providing major aerospace OEMs with high quality, cost effective solutions in the continuing support of maturing and legacy aircraft platforms in the Business & General Aviation (B&GA), Military and Commercial Airline markets.

Group operating companies currently include Ontic Engineering and Manufacturing (Ontic), headquartered in Chatsworth, CA and International Governor Service (IGS) in Broomfield, CO.

Overall market conditions for Legacy Support continue to be very solid with a strong sales and order backlog at Ontic, arising from both existing licences and new licences acquired in 2008.

We continue to see no major competition for Ontic's core licensing model to support the OEMs beyond the potential reluctance for OEMs to rationalise an existing portfolio if the new product market experiences a broader and sustained decline. Ontic's broad product portfolio and decades of experience supporting these types of products is unsurpassed in the aviation marketplace and the product licensing and adoptions model continues to deliver immediate and demonstrable value to OEM customers.

IGS excels relative to its competition through best-in-class customer service and product turnaround time that its customer base has grown to depend on to meet their service needs. Many of the major OEMs and independent MRO customers served by IGS have reduced their in-house capabilities in favour of IGS support.

In the second half of 2008 Ontic added a number of licences for major new product lines including the Honeywell 700 Series Auxiliary Power Unit (APU) and Kidde Graviner's Gaseous Emergency Oxygen Equipment (GEOE) which will produce sales of more than £12 million annually over the next 10 years. Order backlog for existing licensed products approached $40 million which was the largest in Ontic's history and has more than doubled since its acquisition by BBA Aviation in February 2006. The pipeline of new licence opportunities continues to be very strong looking forward into 2009.

With the addition of the Kidde GEOE licence and a large number of attractive new business opportunities with OEMs outside of the USA, a UK based subsidiary has been established to support GEOE and facilitate expansion of Ontic's core licensing model and capabilities in the UK and Europe, and will be headquartered close to Heathrow Airport and will provide additional growth opportunities for Legacy Support.

Outlook

After a prolonged period of robust orders and strong backlogs in the B&GA and commercial airline markets, most market forecasts currently project a decline in both backlog and new aircraft orders in 2009. The softening market for new product sales should create additional opportunities for Ontic within the OEM legacy aircraft and product portfolio. In the Military aircraft segment, the continued use of a large number of mature aircraft is expected to result in steady demand for a wide range of components and assemblies that are supported by Ontic.

Sharing skills, people and experience has enabled our Legacy Support and ERO businesses to win the valuable Honeywell 700 series Auxiliary Power Unit licence. Ontic's experience and expertise on the Line Replacement Units combined with Dallas Airmotive's expertise with the complex turbomachinery and test requirements has established Ontic as an attractive legacy support option for Turbine Engine and APU original equipment manufacturers.

Careful collaboration

The Ontic and Dallas Airmotive team at work on the component MRO function for Auxiliary Power Units (APUs). Here, the Ontic team takes advantage of Dallas Airmotive's knowledge and expertise on APU products as they adopt and duplicate the critical controls developed by the manufacturer. These are crucial to the successful and seamless transition of the product line.


TFE731
Disassembly
/Assembly
Rack 8



Delivering excellence together

Meeting customer and licensor expectations is vital to the success of any licence. The Ontic/Dallas Airmotive team implement the Repair and Inspection procedures they were trained on at the OEM, putting these adopted procedures into practice as they repair product at the Dallas Airmotive facility. This assures customers they are receiving the same service they received from the original equipment manufacturer.



APPH Group

APPH won new contracts and delivered first landing gear sets on a number of recently awarded programmes, including unmanned air vehicles and helicopters.

Further progress was made with our continuous improvement programme with the establishment of training academies at all UK sites, and 20% of the total APPH workforce undertaking training in continuous improvement philosophies and methodology.

APPH Group – Landing Gear and Hydraulics – Sales

	2008 £m	2007 £m	Inc/ (Dec) %
USA	**16.8**	14.6	15
Europe & ROW	**51.9**	48.2	8
Total	**68.7**	62.8	9

Sales at £68.7 million were 9% higher than the prior year with all of the growth being organic. The strong growth reflected increased OEM sales for BAE Systems Hawk and SAAB JAAS39 Gripen landing gear systems, increased volumes of hydraulic sub-systems to Hindustan Aeronautics for the Advanced Light Helicopter and the increasing build rate of Cessna Mustang aircraft, where APPH supply the throttle quadrants. In the second half of the year APPH experienced a decline in replacement parts and repair and overhaul services for the regional turboprop aviation market in the USA. A number of important new orders were secured during the period. In India a joint development contract was obtained to develop the pitch control actuation system for the Light Combat Helicopter, which has the potential to generate revenue of $30 million over 10 years. In the UK APPH signed a contract with BAE Systems to support the MOD's UCAV demonstrator programme for the Teranis landing gear system and APPH's MRO facility commenced a worldwide contract to overhaul the landing gear system on the Boeing 717 fleet.

APPH also delivered the first set of American manufactured landing gears for the Agusta Westland Presidential US101 helicopter fleet.

During the year the APPH Group made further progress with its Continuous Improvement (CI) Lean Manufacturing programme, as training academies were set up on all UK sites and 20% of the total workforce were provided with a one-week training course on CI philosophies and methodology. APPH received, as a result of its commitment to Lean Initiatives, a Judges Special Award from Cranfield University School of Management, under the auspices of the annual Best Factory Award programme.

APPH Bolton has received the Environmental Accreditation ISO 14001 during 2008 and APPH now has three of its manufacturing sites certified to this standard.

Outlook

The short-term outlook remains challenging with continued weakening in the business and commercial sectors which could be offset to some extent by increased demand in the military sector.

Oxford – Sales

	2008 £m	2007 £m	Inc/ (Dec) %
UK	**4.7**	21.0	(78)

Oxford Aviation Training and Oxford Airport were sold during 2007 and a small engineering business "CSE Aviation" which was based at the airport was closed in early 2008.

Manufacturing processes at APPH are under constant review by both management and operators. The aim is continuous improvement and thanks to the ongoing training programme at every APPH site, this philosophy has become a reality. Customers experience a faster, more efficient service and the capacity of the firm's sites is enhanced.

Time and motion

Compression testing nose gear for a BAE Systems jet is made more efficient by shadow boards placed within easy reach of the engineer. All the tools needed for this production conformance test are held on the board, minimising 'journey' time around the factory.






BAE
FACTORY
RED TEAM

Lean manufacturing

Manufacturing processes are subject to constant scrutiny and improvement. As landing gear for a NH-90 helicopter is being finished, every necessary component is assembled into a colour-coded kit and kept just an arm's length away. Operators make a close study of a value stream map, identifying where processes can be made more efficient and time saved; 'Kanban' visual management systems speed up sub-assembly and cut out wasteful processes. The result: leaner manufacturing with shorter lead times.



Corporate Social Responsibility

Sustainability is core to BBA Aviation's vision, mission, goals and behaviours and to the way we do business. In order to provide additional impetus and focus for our efforts, we have a separate and standalone vision for BBA Aviation in the area of Corporate Social Responsibility:

Our Corporate Social Responsibility Vision is to manage our impact on, and contribute positively to, society and the environment through the operation of our companies and the conduct of our personnel.

This is supported by the six key values that underpin the way that we do business in BBA Aviation:


Integrity
Responsibility
Performance
Safety
People
Service

Integrity
We earn the trust and respect of our stakeholders with honesty, fairness, openness and by honouring our commitments.

Responsibility
We are committed to managing our impact on, and contributing positively to, society and the environment.

Safety
We are dedicated to safety and security, the elimination of hazards and protecting people, property and our environment.

Service
We strive continually to anticipate customer needs, exceeding their expectations.

People
We are committed to investing in and empowering our people through training and education and to providing them with opportunities for rewarding careers.

Performance
We focus on delivery of long-term and sustainable value, continuous improvement and reliability.

In seeking to deliver against BBA Aviation's CSR Vision we are currently focusing on four key areas:

- Health and Safety
- Environment
- People
- Community

Health and Safety
It is our belief that as a company we should ensure that, regardless of where they work or what job they undertake, our employees operate in a safe, secure and fulfilling work environment. Protecting our employees' health and safety is therefore our key priority.

The management of, and continuous improvement in, Health and Safety performance is the responsibility of our operating management. Health and Safety risks are assessed through a dedicated team of health and safety professionals operating at various levels throughout our organisation. This includes senior level managers and numerous site-based managers who employ global web-based reporting, audit and training tools and who regularly evaluate site performance. Performance statistics such as near miss reporting, recordable incident data, incident severity, lost work day case rates and workers' compensation claims are compiled on a continuous basis, monitored closely through our management processes and reported regularly to the Executive Management Committee and the Board. Plans to drive further improvement in our Health and Safety performance are formulated and targets are set and approved in all our business units on an annual basis.

At 2008's year-end we recorded a Company-wide Recordable Incident Rate (RIR) of 4.89, which is lower than our RIR performance of 6.40 in 2007. This represents the lowest rate for the current portfolio of our aviation businesses since we started to compile statistics some six years ago. We realise that much work still lies ahead to achieve our goal of an industry leadership role in safety practices and performance and a proactive safety culture. As the safety improvement programmes that are now embedded in our aviation service businesses continue to mature, we anticipate further improvement in the months and years to come.

Environment
It is the responsibility of operating management to manage, and continue to reduce, the impact we have on the environment in which we operate. For a number of years we have focused on identifying and improving performance in key areas of environmental impact, which include waste creation, recycling programmes, energy and water consumption.

Evaluating environmental risks associated with the operation of our businesses and managing those risks and our impact on the environment is, however, an area of increasing senior management focus within BBA Aviation. The same global web-based reporting, audit and training tools employed to manage health and safety risk are utilised to identify issues of environmental compliance on a regular basis. Through annual self-assessments and site audits, our personnel develop site improvement plans, which are reviewed annually by senior management. In addition, we engage external consultants to conduct routine review and validation of environmental metrics for all our operating business sites in order to gauge their impacts on the environment. The last formal review was conducted during October 2008.

We continue to encourage our businesses to become certificated to ISO 14001: Environmental Management Systems. In December 2008 APPH Bolton became the third site within APPH to achieve this certification. The remaining four APPH businesses are progressively working towards certification and have set themselves a 2010 deadline for achieving ISO 14001 approval, while APPH Runcorn Landing Gear is now working towards achieving OHSAS 18001 health and safety accreditation during 2009.

Supporting our local communities and improving our surrounding environment remains a priority for BBA Aviation companies. We continue to demonstrate our commitment to the environment through many activities and initiatives. In keeping with Signature's commitment to environmental responsibility Signature's facility at Boston's Logan International Airport (BOS) became Leadership in Energy and Environmental Design (LEED) certified in 2008 and the first general aviation facility within the Signature network with this certification. LEED is a rating system developed by the US Green Building Council. Projects that achieve LEED certification in corporate sustainable, green architectural design, make use of environmentally friendly building products and energy efficient electrical and mechanical systems, and utilise environmentally sensitive construction practices to provide for high building performance and to minimise environmental impact. A project is currently under way at Signature's operation at San Francisco International

Airport to renovate the executive terminal and two existing hangars, incorporating similar green building concepts to those used at Boston. When complete this project will be submitted for Leadership in Energy and Environmental Design – Commercial Interiors certification.

Although we have a relatively small environmental footprint, we are conscious that we service an industry that continues to attract adverse comment relating to its impact on the environment and its contribution to climate change. The industry continues to work to drive improvement in its environmental efficiency and we continue to support the effort to improve the sustainability of aviation into the future, through, for example, ASIG's participation in industry bodies' conferences evaluating the potential opportunities for alternative fuels in commercial aviation.

People

We value the talent that each individual brings to BBA Aviation and believe that our people are a scarce resource and key business differentiator. Supporting all our employees and helping them to develop their capabilities and realise their potential is a key area of increasing investment for BBA Aviation. It is our belief that by so doing, we can continuously improve the calibre of our people, enhance the performance of our business and positively impact the world around us. Satisfying the highest ethical standards, complying with the law and exercising appropriate sensitivity to the needs of our employees, the communities in which we work and the environment must be integrated with our business goals in a complementary manner. This balance cannot be achieved unless all of our employees are engaged in this effort.

Our people form the foundation of each BBA Aviation business. To sustain a committed, progressive workforce, it is critical that we treat our employees equitably. A large part of this investment in our employees involves ensuring that we operate fairly at all times and do not permit discrimination against any employee or applicant for employment on the basis of race, religion or belief, colour, gender, disability, national origin, age, military service, veteran status, sexual orientation or marital status. This includes giving full and fair consideration to suitable applications from disabled persons for employment and making appropriate accommodations so that if existing employees become disabled they can continue to be employed, wherever practicable, in the same job or, if this is not practicable, making every effort to find suitable alternative employment and to provide relevant training.

We believe in instilling this commitment to fairness in our entire staff and require that all our employees abide by the highest standards of ethical conduct. Our Code of Business Ethics, along with other Group policies, was revised, reviewed by the Executive Management Committee and approved by the Board in April 2008. Training on the Code of Business Ethics and other Group policies has been undertaken in the UK and the USA in 2008 and this training programme will continue to be rolled out in 2009. More details on Group policies and the procedures supporting them, including the 24-hour "hotline" available to all employees in conjunction with the Group's Disclosure of Unethical Conduct Policy, are set out in item 11 on page 61 "Systems of Internal Control".

We provide our employees with various opportunities to obtain information on matters of concern to them and to improve their awareness of the financial and economic factors that affect the performance of the Company. These include "all hands briefings", staff forums and meetings with trade unions that take place throughout the year.

Community

Supporting the local communities in which we work and improving our surrounding environment are of paramount importance to BBA Aviation companies around the world. We recognise that we form part of the broader global community. It is our responsibility, as a good neighbour, to contribute to those locations where we are resident. In addition to providing support to our surrounding communities through our practices of local employment, local training and, where appropriate, the purchase of local goods and services, we are proud to play an active role in a variety of local activities and charities. We continue to demonstrate our commitment to our communities through many activities and initiatives. A good example of this in action was in October 2008 when more than 40 BBA Aviation, ASIG and Signature volunteers (from both corporate and field operations staff) worked together in the days prior to the National Business Aviation Association Convention to build a playground in an underprivileged area of Orlando. They helped source supplies of tools and equipment and other donations and used them, their own time and talents and the assistance of local businesses and members of the community to build this playground under the co-ordination of KaBOOM, a US non-profit organisation that has built over 225 playgrounds across North America in pursuit of its vision of every child in America having a great place to play within walking distance.

FTSE4Good

CSR Governance and Reporting

Responsibility to the Board for relationships with all our stakeholders lies with the Group Chief Executive. Mark Harper, a non-executive director, is BBA Aviation's CSR Responsible Director. The Group Health, Safety and Environment Director, Kimberly Tuyn, appointed in March 2008, reports directly to the Group Chief Executive and is responsible for delivering our Group Health, Safety and Environment strategy while the Group Secretary, Zillah Stone, has, since November 2008, had Group-level oversight of wider CSR activities through chairing the CSR Steering Committee. This Steering Committee includes representatives from each of the operating businesses and has cross-functional representation also. The Committee is in the process of reviewing and refreshing the Group's approach to CSR, looking in more detail at ways to ensure CSR is embedded within each operating business.

Questions on CSR matters are included in the annual Control Risk Assessment questionnaire completed by each operating business. The responses are then reviewed and collated by Group Internal Audit and will be fed into the development of future CSR action plans.

BBA Aviation's most recent annual Corporate Social Responsibility Report can be found on the Company's website. We continue to gauge our progress in CSR matters in a variety of ways. We have been a member of the FTSE4Good index since BBA Aviation plc was renamed after the demerger in 2006 and BBA Group plc had been a constituent of the index since 2001. This index incorporates companies that meet globally recognised corporate responsibility standards. We participate in the Carbon Disclosure Project. The Observer Good Companies Guide (published in November 2008) ranked BBA Aviation plc 85 out of 311 FTSE companies.

We have set performance measures in each of our four key areas of focus (Health and Safety, Environment, People and Community) which will be monitored Group-wide in 2009 in the quarterly operating review meetings held by senior management with each business and reported on regularly to the Executive Management Committee and to the Board. This will build on our long-standing programme of Group, business, company and location-based performance targets for Health and Safety and Environmental metrics.

Some of our businesses have begun the process of promoting our CSR principles through their supply chain in a more structured way and their experience will inform the development of similar projects in other parts of the Group.

As well as the Code of Business Ethics, the Group Policies Manual includes policies on bribery and corruption, gifts and entertainments, disclosure of unethical conduct, equal opportunities and anti-harassment guidelines and competition law. Compliance with each of these policies is the subject of review as part of the ongoing BBA Aviation Internal Audit Programme and the effectiveness of these policies is considered as an integral part of the risk review process described in item 1 on page 60 "Systems of Internal Control".

A Board Priority

We remain committed to Corporate Social Responsibility and it is a priority for the Board to continue to make progress in this area during 2009.

Board of Directors


1

2

3

4

5

6

7

8

Executive Management


1

2

3

4

5

6

7

8

9

10

11

12

13

1. Michael Harper (64) Chairman
He was appointed to the Board in February 2005. An engineer by training, he was a director of Williams plc and on the demerger in 2000 became Chief Executive of Kidde plc. He is Chairman of Vitec Group plc and a non-executive director of Ricardo plc and Catlin Group Limited.

2. Simon Pryce (47) Group Chief Executive
He was appointed to the Board in June 2007. He is a chartered accountant and was previously with GKN plc for nine years in a variety of roles, most recently as Chief Executive of GKN's Diversified Businesses Group. Prior to joining GKN he held several senior positions at JP Morgan and Lazards in London and New York.

3. Andrew Wood (57) Group Finance Director
He was appointed to the Board as Group Finance Director in January 2001. A chartered management accountant, he was formerly Group Finance Director of Racal Electronics plc.

4. Mark Harper (52) Non-Executive Director, Chairman, Remuneration Committee
He was appointed to the Board in December 2006. He is Chief Executive of Filtrona plc, the international speciality plastic and fibre products supplier which demerged from Bunzl plc in June 2005. He joined Bunzl in 1986 where he held a number of general management positions. He is BBA Aviation's CSR Responsible Director.

5. Nick Land (61) Non-Executive Director, Chairman, Audit Committee
He was appointed to the Board in August 2006. He was formerly Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young, positions which he held from 1995 to 2006. He is now a non-executive director of Royal Dutch Shell plc, Vodafone Group Plc, Ashmore Group plc and Alliance Boots GmbH. He is Chairman of the board of trustees of Farnham Castle, sits on the Finance and Audit Committees of the National Gallery and is Chairman of the Practice Advisory Board of the Institute of Chartered Accountants of England and Wales.

6. Peter Ratcliffe (60) Non-Executive Director
He was appointed to the Board in January 2009. He is also a non-executive director of Carnival Corporation and Carnival plc having been the Chief Executive Officer of Carnival plc until April 2003 and Chief Executive Officer of the P&O Princess Cruises International division of Carnival Corporation and Carnival plc from 2003 to 2007. He was previously an executive director of The Peninsular and Oriental Steam Navigation Company. He is a dual US/UK citizen.

7. John Roques (70) Non-Executive Director, Senior Independent Director, Chairman, Nomination Committee
He was appointed to the Board in January 1999. He is a non-executive director of Henderson Group plc. He was formerly a partner at Deloitte & Touche, retiring in 1999 as Senior Partner.

8. Hansel Tookes (61) Non-Executive Director
He was appointed to the Board in February 2007. He is a non-executive director of Corning, Inc., FPL Group, Inc., Harris Corporation and Ryder System, Inc. For nearly 20 years, he held various positions at United Technologies Group including as President, Large Military Engines Group, Pratt & Whitney. He retired in 2002 from Raytheon, Inc., where he had formerly been Chairman and CEO of Raytheon Aircraft.

1. Simon Pryce, Group Chief Executive
2. Andrew Wood, Group Finance Director
3. Martin Filippides, Group HR Director
4. Jim Gerwien, President Legacy Support
5. Dave Haslam, Managing Director APPH Group
6. Mark Hoad, Group Financial Controller
7. Mark Johnstone, Corporate Development Director
8. Hugh McElroy, President Engine Repair & Overhaul
9. Keith Ryan, President ASIG
10. Michael Scheeringa, President Signature Flight Support
11. Iain Simm, Group General Counsel
12. Zillah Stone, Group Secretary
13. Bruce Van Allen, Group Marketing Director

Financial Matters

Exchange Rates
A significant proportion of BBA Aviation's earnings are generated in US dollars. The movements in this exchange rate since 2006 are shown in the table below:

	2008	2007	2006
US dollars – Average	**1.85**	2.00	1.84
– Spot	**1.44**	1.99	1.96

The spot dollar rate, which is used to translate the dollar assets and liabilities, had been relatively unchanged for some time, but in the last quarter of 2008 the dollar strengthened substantially against sterling. This resulted in a year-end spot rate of $1.44 compared to the $1.99 reported at the end of 2007, and an average rate of $1.85 compared to $2.00 in the prior year. This had the result of increasing the translated value of pre-tax earnings in the current year by some £4.4 million compared to 2007 but the increase in the spot rate had a more significant impact on the translated value of our net assets and debt (see below).

Central Costs
Unallocated central overhead rose to £10.6 million (2007: £9.7 million). This increase resulted from the inclusion in the prior year of a £0.4 million curtailment gain in respect of the UK pension scheme.

Restructuring Costs and Amortisation of Acquired Intangibles
Restructuring costs and amortisation of acquired intangibles were £10.3 million (2007: £6.4 million). Further details of these amounts can be found in note 2 to the Consolidated Financial Statements.

The Group also received £5.3m (2007: £nil) of compensation from the US Department of Transport following the closure of Washington Reagan National airport in 2001.

In 2007, the Group also wrote down an investment in Lider in Brazil by £7.6 million.

Acquisitions and Disposals
The Group acquired four businesses during the year for a total consideration of £76.4 million. We acquired the FBO assets of the Hawker Beechcraft Line Service Division to add to the Signature network in the USA, added FBOs at Munich and Gatwick to our European network of bases and in Commercial Aviation acquired Flygiene, a UK cabin grooming business. These businesses, which are detailed on page 54 of the Directors' Report, have contributed approximately £13.7 million of turnover in 2008. The fair market value of the assets acquired was £25.6 million, and the resulting goodwill was £53.0 million.

In 2007, the Group disposed of Oxford Aviation Training and Oxford Airport, generating a profit on disposal of £38.4 million.

Interest
The net interest charge was £20.5 million (2007: £19.3 million) with the increase due to the higher translated sterling value of dollar interest, higher levels of debt following the Hawker Beechcraft acquisition, partly offset by reduced interest rates. Interest cover was 5.4 times (2007: 5.5 times).

Tax and Dividends
The normalised tax rate was 26.1% and was broadly unchanged from the prior year (2007: 27.0%). The Board is recommending a final dividend of 5.30p leaving the total dividend for the year unchanged at 7.6p (2007: 7.6p). Dividend cover now stands at 2.1 times.

Pensions
The overall value of our pension scheme assets fell to £363.8 million (2007: £478.1 million) reflecting the reduction in asset values across financial markets, whilst liabilities have also fallen significantly to £382.0 million (2007: £422.8 million) due principally to increased discount rates. The resulting surplus of £5.1 million in the UK scheme was not recognised as it is not expected that the surplus will result in a reduction to the Company's contributions to the scheme. Excluding the surplus on the UK scheme there was an overall deficit of £(23.3) million (2007: £(10.3) million).

Following an actuarial valuation of the UK schemes in 2004, the Company made a special contribution of £5.0 million during 2005 and 2006 and further contributions of £3.7 million were made in 2007 and 2008. The latest triennial actuarial valuation of the UK scheme was completed during 2007 and based on market conditions prevailing at 31 March 2007 showed a small surplus. As a result of this, no further special contributions are currently scheduled.

During the year, the Trustees of the UK defined benefit plan purchased from Legal & General Group plc an annuity for £273 million to match the liabilities associated with pensioner members. The annuity is an investment of the UK plan, and all pension liabilities and responsibility for future pension payments remain with the plan. The income from the annuity will match the payments to be made to members who were pensioners at the time the annuity was purchased, and removes mortality risk in relation to those members which are the subject of the annuity purchase.

Cash Flow and Debt

Cash flow from operating activities for the Group increased to £126.4 million (2007 total: £78.7 million; 2007 continuing operations: £102.4 million). The increase compared with 2007 resulted from higher EBITDA and the generation of a working capital inflow, compared with an outflow last year. This working capital inflow was in large part as a result of the ERO business reducing inventory by £13 million. There was a free cash inflow of £77.2 million compared to £20.6 million in 2007 or £44.3 million excluding the final cash costs associated with the demerger of Fiberweb and sale of Becorit. As well as the acquisitions outlined above, the Group invested a further £21.9 million in new licences for the Legacy Support business (2007: £2.5 million).

Net debt was £554.4 million, with the significant increase compared to the end of 2007 (£368.6 million) largely due to movements in exchange rates as outlined above, which increased net debt by £159.8 million. There was a net cash outflow in the year of £26.0 million (2007: £19.3 million) after paying dividends of £31.9 million and investing in the acquisitions and licences outlined above.

Gross capital expenditure reduced to £30.9 million (2007: £37.3 million) and represents 0.9 times depreciation (2007: 1.3 times).

A significant proportion of our debt is held in US dollars as a hedge against our US dollar assets. A profile by currency is shown in the table below:

(Debt)/Cash profile by currency

	2008 £m	2007 £m
Sterling	**4**	23
US dollars	**(566)**	(340)
Euros	**10**	(49)
Others	**(2)**	(3)
Total	**(554)**	(369)

The Group has a syndicated multi-currency loan for $900 million that will expire in 2012, a syndicated multi-currency loan for $175 million that will expire in 2011 and a bi-lateral $100 million facility which is due to expire in 2009 but which has an option for the Group to extend it to 2010.

The Group policy with respect to cash deposits is to only have deposits with pre-approved banks with credit ratings of A1/P1 and with limits on the amount deposited with each institution dependent on their credit rating. Deposits are generally for short-term maturity (less than three months).

Financial Risk Management and Treasury Policies

The main financial risks of the Group relate to funding and liquidity, interest rate fluctuations and currency exposures. A central Treasury department that reports directly to the Group Finance Director and operates according to objectives, policies and authorities approved by the Board, performs the management of these risks.

The overall policy objective is to use financial instruments to manage financial risks arising from the underlying business activities and therefore the Group does not undertake speculative transactions for which there is no underlying financial exposure. More details are set out in note 17 to the Consolidated Financial Statements.

Funding and Liquidity

The Group's operations are financed by a combination of retained profits, equity and borrowings. Borrowings are generally raised at Group level from banks and then lent to operating subsidiaries. The Group maintains sufficient available committed borrowing facilities to meet any forecasted funding requirements.

At the end of 2008, the Group had three committed bank facilities totalling $1,175.0 million of which $860 million was drawn across them. These facilities are subject to cross-default. In the primary $900 million facility the Group has the option, having made acquisitions of more than $100 million in a given window, of increasing the net debt to EBITDA covenant to 4.25 times at the 31 December 2008 testing date and to 4.0 times at the 30 June and 31 December 2009 dates respectively. After this period the covenant would return to 3.5 times. This 'acquisition spike' is not incorporated in the two smaller facilities. Due to the acquisition of Hawker Beechcraft in 2008 this is now available in the Group.

In addition, the Group maintains uncommitted facilities for daily working capital fluctuation purposes. At the end of 2008, the undrawn amount of these uncommitted facilities totalled $28.5 million.

The rationale for preparing the financial statements on a going concern basis has been set out on page 70.

Interest Rate Risk Management

The interest rate exposure arising from the Group's borrowing and deposit activity is managed by using a combination of fixed and variable rate debt instruments and interest rate swaps. The Group's policy with respect to interest rate risk management is to fix portions of debt for varying periods based upon our debt maturity profile and an assessment of interest rate trends. At the end of 2008, approximately 50% of the Group's total borrowings were fixed at weighted average interest rates of 4.3% for varying terms of up to five years.

Currency Risk Management

The Group's policy is to hedge all significant transactional currency exposures through the use of forward currency contracts. It is also the Group's policy to hedge overseas capital employed, including recognised goodwill, between 50% and 85% by means of currency loans and currency swaps.

Additional Disclosures

Group results and dividends
The results for the year ended 31 December 2008 are shown in the Consolidated Income Statement on page 72. The directors recommend the payment of a final ordinary share dividend for 2008 of 5.30p net per share on 22 May 2009 to shareholders on the register at the close of business on 13 March 2009, which together with the interim dividend paid on 7 November 2008 makes a total of 7.6p net per ordinary share for the year (2007: 7.6p). The Company proposes, subject to shareholder approval at the 2009 Annual General Meeting, to introduce a scrip dividend scheme for the final dividend in 2008 and all future dividends until the 2013 Annual General Meeting. Accompanying this report is a separate circular explaining the scrip dividend scheme together with a mandate form.

Acquisitions and disposals

1 On 22 February 2008 the Group announced the acquisition of the assets of Hawker Beechcraft Services Inc's Line Service Operations for a cash consideration of $128.5 million on a debt and cash free basis. The purchase of six of the seven bases comprised within those operations was completed on 24 July 2008. The purchase of the seventh base at Van Nuys was completed on 3 October 2008.

2 On 6 June 2008 the Group acquired 90% of the share capital of MES Handling GmbH & Co. KG, an FBO based at Munich Airport, for a cash consideration of £3.3 million on a debt and cash free basis. The other 10% of the company is held by the individual sellers who have been appointed as joint general managers of the company.

3 On 12 September 2008 the Group announced the acquisition of Southern Aero Services Ltd, which wholly owns Interflight Executive Aircraft Services, the sole source provider of FBO services at London Gatwick Airport in the UK. The consideration, on a debt and cash free basis, is set at a maximum of £5.4 million (subject to a working capital and net cash/debt adjustment mechanism) based on an initial payment of £4.4 million on signing and an earn out mechanism operating over a two-year period post completion.

4 On 8 April 2008 the Group completed the acquisition of Flygiene Limited, an aircraft cleaning company based at Manchester Airport in the UK. The consideration, payable in cash, is set at a maximum of £4.0 million based on a provisional consideration of £1.9 million payable on signing which is subject to a net asset and net cash adjustment mechanism and an earn out mechanism operating at the end of years one and two respectively.

5 There were no disposals during the year.

Events after the balance sheet date
There were no post balance sheet events.

Changes in share capital
Changes in share capital are shown in note 21 to the Consolidated Financial Statements. That note also contains a summary of the rights attaching to each class of shares and details of the number of ordinary shares held in employee benefit trusts. The Company was given authority to purchase up to 14.99% of its existing ordinary share capital at the 2008 Annual General Meeting. The authority will expire at the conclusion of the Annual General Meeting in April 2009 unless renewed. Accordingly, a special resolution to renew the authority will be proposed at the forthcoming Annual General Meeting.

The existing authority for directors to allot ordinary shares will expire at the conclusion of the 2009 Annual General Meeting. Accordingly, an ordinary resolution to renew this authority will be proposed at the forthcoming Annual General Meeting. In addition, it will be proposed to give the directors further authority to allot ordinary shares in connection with a rights issue in favour of ordinary shareholders. This is in line with guidance issued by the Association of British Insurers.

Details of these resolutions are included with the Notice of Annual General Meeting enclosed with this Report.

Substantial shareholdings
The Company has been notified, as at 25 February 2009, under the provisions of the Disclosure and Transparency Rules of the following material interests in the voting rights of the Company:

	%
Aviva	8.47
Standard Life Investments Ltd	
Vidacos Nominees	7.727
Newton Investment Management Limited	5.08
Prudential plc group of companies	below 5
Jupiter Asset Management Limited	4.393
Harris Associates L.P.	4.21
Legal & General Group Plc	3.96
Schroders plc	4.962
Barclays Global Investors	3.22

Research and development
The Group continues to devote considerable effort and resources to research and development of new processes and products. Costs are charged against income as incurred.

Market value of land and buildings
The directors are of the opinion that the market values of the Group's properties are not substantially different from the values included in the Group's financial statements.

Financial risk management and treasury policies
The financial risk management and treasury policies of the Group are set out on page 53 and in notes 16 and 17 to the Consolidated Financial Statements.

Board of directors
The current directors of the Company at the date of this report appear on pages 50 and 51. Other than Peter Ratcliffe (who joined the Board in January 2009) and Bruce Van Allen (who stepped down from the Board at that time) they held office throughout the financial year under review.

Directors' interests in shares
Directors' interests in shares and share options are contained in the Directors' Remuneration Report.

Directors' indemnities
The Company entered into deeds of indemnity in 2006 and 2007 in favour of each of its then directors under which the Company agreed to indemnify each director against liabilities incurred by that director in respect of acts or omissions arising in the course of their office or otherwise by virtue of their office. On 19 February 2009 the Company entered into a deed of indemnity in identical terms in favour of Peter Ratcliffe. In addition the Company has entered into an indemnity deed poll in substantially similar terms dated 19 March 2007 and supplemented by a supplemental deed poll dated 26 September 2008 in favour of members of the Executive Management Committee and other members of senior management. Where such deeds are for the benefit of directors they are qualifying third party indemnity provisions as defined by section 309B of the Companies Act 1985 or section 234 of the Companies Act 2006, as applicable. At the date of this report, these indemnities are therefore in force for the benefit of all the current directors of the Company and other members of senior management.

On 1 November 2007 a subsidiary of the Company, BBA Aviation Finance, entered into qualifying third party indemnity provisions as defined by section 234 of the Companies Act 2006 in favour of its directors under which each director is indemnified against liabilities incurred by that director in respect of acts or omissions arising in the course of their office or otherwise by virtue of their office and such provisions remain in force as at the date of this report.

Agreements
Under s992 of the Companies Act 2006 the Company discloses that in the event of a change of control in the Company: (i) the Company's $900 million revolving credit facility dated 7 September 2007; its $175 million revolving credit facility dated 27 August 2008; its $100 million revolving credit facility dated 26 August 2008; and certain industrial revenue bonds in the amount of $44.0 million currently guaranteed

by the Company could become repayable; and (ii) certain authorisations issued to the ERO business to carry out certain works on the authorising OEM's engines could become terminable by the relevant OEM (OEMs include Rolls-Royce, Pratt & Whitney Canada and Honeywell). Under s992 of the Companies Act 2006 the Company also discloses (in addition to the clause in Simon Pryce's contract referred to in the Directors' Remuneration Report on page 63 and the potential release of shares awarded to Simon Pryce referred to in the Directors' Remuneration Report on page 63) an employment agreement between a subsidiary company and Keith Ryan entered into in July 2002 which has provisions such that in certain circumstances relating to a change of control of the Company he could receive compensation upon termination of employment of up to a year's remuneration, based on basic salary, bonus, benefits in kind and pension rights during the notice period.

Under s417 of the Companies Act 2006 the Company discloses that certain IT systems that support the ERO, Legacy Support and APPH businesses and the banking facilities referred to in the paragraph above are essential to the business of the Company.

Suppliers payment policy

The Company and Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by the terms of the payment.

Resolutions at the Annual General Meeting

The Company's Annual General Meeting will be held on 30 April 2009. Accompanying this report is the Notice of the Annual General Meeting which sets out the resolutions to be considered and approved at the meeting. As well as more routine matters such as the renewal of authority to allot shares, to disapply pre-emption rights and to purchase own shares, resolutions will be proposed dealing with the introduction of a scrip dividend scheme, further authority to allot shares in connection with rights issues and to approve calling of general meetings (other than annual general meetings) on 14 days' notice. The resolutions are explained in a letter from the Chairman which accompanies the Notice.

Charitable and political donations

Group donations to charities worldwide were £157,000 (2007: £95,000) with UK charities receiving £26,000 (2007: £17,500). No donations were made to any political party in either year.

Auditors

As required by s234ZA of the Companies Act 1985, each of the directors, at the date of the approval of this report, confirms that:

a) so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
b) the director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Words and phrases used in this confirmation should be interpreted in accordance with s234ZA of the Companies Act 1985.

A resolution to reappoint Deloitte LLP (prior to 1 December 2008 known as Deloitte & Touche LLP) as auditors of the Company will be proposed at the Annual General Meeting.

Directors' Report approved by the Board on 25 February 2009 and signed on its behalf by:

Zillah Stone
Group Secretary

Directors' Corporate Governance Statement

1. Compliance

The Board is committed to ensuring high standards of corporate governance are maintained at BBA Aviation plc.

The Company applies the principles of corporate governance set out in Section 1 of The Combined Code on Corporate Governance ("Combined Code") (adopted by the Financial Reporting Council, available at www.frc.org.uk/corporate and most recently revised in June 2008) through its own behaviour, by monitoring the evolution of corporate governance best practice, by reviewing and updating its procedures as required and by adopting, where appropriate, recommendations of relevant bodies.

The directors can confirm compliance throughout 2008 with the provisions set out in Section 1 of the Code except that bonuses and benefits in kind for an executive director (based in the USA) were historically pensionable (which is explained further in the Directors' Remuneration Report on page 68).

The auditors' report concerning the Company's compliance with the Combined Code appears on page 71.

2. The Board's Role

The Board recognises its collective responsibility for the success of the Company. Its role includes providing effective leadership and setting the Group's strategic aims. It assesses business opportunities and seeks to ensure that appropriate controls are in place to assess and manage risk. It is responsible for reviewing management's performance and oversees senior level succession planning within the Group. The Board is responsible for setting the Company's values and standards, ensuring the Company's obligations to its shareholders are met.

There were seven scheduled Board meetings in 2008 which were attended by all the directors. Board meetings focus on strategy, financial and business performance. There was also a meeting of Board members focusing on the longer term strategic direction of the Group and looking in greater detail at the markets in which the Group operates. Additional meetings are called as required to deal with specific matters. The Board agenda is set by the Chairman in consultation with the Group Chief Executive, the Group Finance Director and the Group Secretary.

The Board has a formal schedule of matters reserved to it for decision including approval of matters such as:

- strategy and objectives
- Group policies
- annual budgets
- dividends
- acquisitions and disposals of businesses
- expenditure over a certain limit
- financial results
- appointments to the Board

This schedule of matters is reviewed by the Board on an annual basis. Matters outside the scope of this formal schedule are decided by management in accordance with delegated authorities approved by the Board and Audit Committee.

The Board's policies and procedures are set out in a Directors' File which is provided to all directors on appointment and which is updated routinely.

3. The Board and Independence

At the date of this report, the Board comprises a chairman, five other non-executive directors and two executive directors who contribute a wide range of complementary skills and experience. A short biography of each current director is set out on page 51. In April 2008 Michael Harper retired as Chairman of Whatman plc, following its takeover.

Peter Ratcliffe became a non-executive director with effect from 9 January 2009, when he also joined the Remuneration and Audit Committees. He will be seeking election at the forthcoming AGM. With effect from 19 June 2008 Mark Harper became a member of the Nomination Committee. Bruce Van Allen stepped down from the Board with effect from 8 January 2009.

The Board has determined that all its non-executive directors (including John Roques, who was appointed to the Board in January 1999) are independent in character and judgement. Under the Combined Code such a determination is (after the year of appointment) not required for a serving Chairman. The Company has formal procedures in place to ensure that the Board's powers to authorise conflicts are operated effectively. Those procedures were updated in 2008 and have been followed.

At the forthcoming AGM Michael Harper and Hansel Tookes are retiring by rotation and John Roques (having served on the Board for more than nine years) retires in accordance with the provisions of the Combined Code and the Company's Articles of Association and each intends to seek re-election at that time. The Board believes that each of Michael Harper, Hansel Tookes and John Roques should be re-elected by shareholders as a non-executive director because, as evidenced by Board performance evaluations, each continues to be effective and demonstrate commitment to his role. The Board believes that each of them will continue to do so. The renewal of John Roques' appointment was discussed by Board members in the light of the Board's performance evaluations and additional discussions took place. John Roques provides continuity of experience which the Board values.

During the year the Chairman met the other non-executive directors without the attendance of the executive directors and there was a formal meeting of the Senior Independent Director and non-executive directors without the Chairman present. There were several other occasions during the year when discussions between various directors took place on an informal basis.

Executive directors must obtain the prior consent of the Board before accepting a non-executive directorship in any other company. Executive directors may retain the fees from any such directorship. No executive directors held non-executive directorships during 2008.

4. Chairman and Group Chief Executive

Throughout 2008 there has continued to be a clear division of responsibilities between the Chairman and the Group Chief Executive. This is reinforced by a written statement of the division of responsibilities between the two positions which was reviewed and approved by the Board in 2007. Michael Harper as Chairman is primarily responsible for leading the Board and ensuring its effectiveness. He is responsible for setting the Board agenda and ensuring the directors receive information in an accurate, clear and timely manner. He is responsible for promoting effective decision-making, ensuring the performance of the Board, its committees and individual directors are evaluated on an annual basis and that appropriate Board training and development occurs. Simon Pryce as Group Chief Executive is responsible for the development and implementation of Board strategy and policy, the running of the Group's business, ensuring that the business strategy and activities are effectively communicated and promoted within and outside the business and for building positive relationships with the Company's stakeholders.

5. Board Appointments

The Board acknowledges its responsibility for planned and progressive refreshing of the Board. It believes that the necessary arrangements to manage succession issues promptly and effectively are in place. There is a formal and transparent procedure for the appointment of new directors to the Board, the prime responsibility for which is delegated to the Nomination Committee. The appointment process is initiated by the Board and a selection procedure established to identify suitable external search consultants for the vacancy. The process differs in its detail depending on whether the appointment is for an executive or non-executive position, but the essentials remain the same and the process was followed prior to the appointment of Peter Ratcliffe in January 2009. Following the appointment of a suitable external consultant, details of the role and capabilities required for the appointment are prepared. The consultant then draws up a list of potential candidates and a shortlist is created through consultation amongst Nomination Committee members. The Board as a whole is also regularly updated as to the status of the appointment process. Meetings as appropriate are arranged with Committee members and the Committee aims to ensure that each Board member is given the opportunity to meet the short-listed candidates. The Nomination Committee will then meet to finalise a recommendation to the Board regarding the appointment.

There is a written framework for the induction of new directors which includes site visits, meetings with senior management and advisers and the provision of corporate documentation. A personal induction programme is prepared for each new director tailored to the experience and needs of the individual. New directors are available to meet major shareholders on request.

Appointments of non-executive directors are made by the Board for an initial term of three years. This term is subject to the usual regulatory provisions and continued satisfactory performance of duties following the Board's annual performance evaluation. Re-appointment for a further term is not automatic but may be made by mutual agreement. In addition, in accordance with the Company's Articles of Association all directors are subject to re-election at least every three years.

The fees of the non-executive directors are determined by the Board as a whole on the recommendation of the Group Chief Executive. No director is involved in deciding his own remuneration or fees. Letters of appointment for the non-executive directors are available for inspection by shareholders at each AGM and during normal business hours at the Company's registered office.

6. Information and Professional Development

The Chairman takes responsibility for ensuring the directors receive accurate, timely and clear information with Board and Committee papers being circulated in advance of the meeting. The Board and its Committees are kept informed of corporate governance and relevant regulatory developments as they arise and receive appropriate briefings. For example, in 2008 the Board was updated on relevant aspects of those parts of the new UK Companies Act 2006 that came into force in 2008, whilst the Audit Committee is routinely briefed on accounting and technical matters by senior management and the external auditors.

In addition to formal Board meetings, the Chairman maintained regular contact during the year with other directors to discuss specific issues. Opportunities exist throughout the year for informal contact between Board members and with members of the senior management team and site visits are arranged for Board members.

The Board believes that, given the experience and skills of its current directors, the identification of individual development needs is best left to the individual director's discretion. If any such needs became evident through the annual performance evaluation, the director would be encouraged to pursue the necessary development. The Company will provide the necessary resources for developing and updating the directors' knowledge and skills.

All directors have access to the advice and services of the Group Secretary and the Board has established a procedure whereby directors wishing to do so in furtherance of their duties may take independent professional advice at the Company's expense.

The Company arranges appropriate insurance cover in respect of legal actions against its directors. The Company has also entered into indemnities with its directors as described on page 54 of this Directors' Report.

7. Performance Evaluation

In the autumn of 2008 the Chairman, in conjunction with the Senior Independent Director, led the performance evaluation and appraisal process for the Board, its members and its main Committees. The Chairman discussed with each director individually their replies to a questionnaire they had previously completed concerning the Board, its Committees and their operation; progress made on the action points agreed following the 2007 Board performance evaluation process; any concerns the director had and the director's own performance. In addition, the Senior Independent Director, in consultation with the other non-executive directors and taking into account the views of the executive directors, reviewed the performance of the Chairman and the performance evaluation and appraisal process as a whole. Overall the conclusion from the Board evaluation and appraisal process was positive, with each individual director contributing actively to the effective performance of the Board and the Committees of which he is a member. The Board discussed the main points arising from the evaluation at its December meeting and agreed that it had benefited from the introduction in 2008 of a more structured timetable of presentations from each of the businesses within the Group and from increased communication between Board meetings. Both these initiatives will be developed in 2009. The progress against the objectives the Board had set itself in 2008 relating to strategy, succession planning, management development training and corporate social responsibility has also been reviewed and new objectives set for 2009.

8. Board Committees

The Board operates a Remuneration Committee, a Nomination Committee and an Audit Committee. Written terms of reference for each Committee are available on request and are posted on the Company's website.

a. Remuneration Committee

Composition

The composition of the Remuneration Committee during 2008 is set out in the table below. All committee members are non-executive directors. These directors (other than Peter Ratcliffe) were on the Committee at the time of determining remuneration for the year ended 31 December 2008.

		During Year			
	01/01/08	Resigned	Appointed	31/12/08	25/02/09
Mark Harper (Chairman)	√	–	–	√	√
Michael Harper	√	–	–	√	√
Nick Land	√	–	–	√	√
Peter Ratcliffe	–	–	–	–	Appointed 09/01/09
John Roques	√	–	–	√	√
Hansel Tookes	√	–	–	√	√

During 2008 the Remuneration Committee met on six occasions. These meetings were attended by all Committee members. Executive directors and the Group HR Director may attend these meetings by invitation. The meetings are minuted by the Group Secretary.

Role

The Committee has two principal functions: first, making recommendations to the Board on the framework or broad policy for the remuneration of executive directors and other designated senior executives and second, determining on behalf of the Board the specific remuneration package for each of the executive directors, including pension rights and any compensation payments.

The Remuneration Committee is also responsible for discussing and agreeing a compensation policy for the Group. In conjunction with the Group Chief Executive and Group HR Director, the Committee is tasked with developing a broad compensation framework for senior management and for reviewing the remuneration for certain senior executives. The specific application of this policy and framework to each senior executive is the responsibility of the Group Chief Executive.

Further details of the work of the Remuneration Committee appear in the Directors' Remuneration Report.

b. Nomination Committee
Composition
The composition of the Nomination Committee during 2008 is set out in the table below. The Nomination Committee comprised two executive directors and four non-executive directors during the second half of the year, following Mark Harper joining the Committee with effect from 19 June 2008.

		During Year			
	01/01/08	Resigned	Appointed	31/12/08	25/02/09
John Roques (Chairman)	√	–	–	√	√
Michael Harper	√	–	–	√	√
Simon Pryce	√	–	–	√	√
Andrew Wood	√	–	–	√	√
Mark Harper	–	–	19/06/08	√	√
Nick Land	√	–	–	√	√

Other directors may attend Nomination Committee meetings by invitation. The Nomination Committee meets as required. During 2008 the Committee met formally once with attendance by all Committee members. This was supplemented by individual briefings and meetings between Committee members.

Role
The principal role of the Committee is to make recommendations to the Board on the appointment of the Company's executive and non-executive directors. It is responsible for identifying and nominating candidates to fill Board vacancies. In making appointments, the Committee evaluates the balance of skills, knowledge and experience on the Board and in the light of this evaluation considers the capabilities required for the role and, in the case of a non-executive appointment, the time available to fulfil the role. Use is made of independent search consultants and the final appointment rests with the full Board. More information on the role of the Nomination Committee is set out in section 5 "Board Appointments" above.

Details regarding the Audit Committee are set out in section 9a on page 59.

9. Audit and Accountability

a. Audit Committee

Composition

The composition of the Audit Committee during 2008 is set out in the following table. All members of the Audit Committee are independent non-executive directors. Nick Land, the Committee's Chairman, and John Roques each have relevant and recent financial experience and a professional accountancy qualification as considered desirable by the Financial Reporting Council's Guidance on Audit Committees issued in October 2008 ("Guidance on Audit Committees"). In addition the other Committee members all have experience of corporate financial matters and Peter Ratcliffe has a professional accountancy qualification.

	01/01/08	During Year Resigned	During Year Appointed	31/12/08	25/02/09
Nick Land (Chairman)	√	–	–	√	√
Mark Harper	√	–	–	√	√
Peter Ratcliffe	–	–	–	–	Appointed 09/01/09
John Roques	√	–	–	√	√

During 2008 the Audit Committee met on four occasions, generally coinciding with key dates in the financial reporting and audit cycle. There was full attendance by all the Committee members. The external auditors and Head of Group Internal Audit regularly attend these meetings which are minuted by the Group Secretary. The Chairman, Group Chief Executive, Group Finance Director and Group Financial Controller also generally join at least part of the Audit Committee meetings by invitation. The Committee Chairman may call a meeting at the request of any director or the Company's external auditors.

Role

The Committee may consider any matter that might have a financial impact on the Group. However, its primary role is: first, monitoring the financial reporting process and reviewing the scope and results of the external audit and the internal audit work programme; and second, reviewing the annual financial statements and half-yearly and preliminary announcements before they are presented to the Board. In addition, the Committee reviews twice yearly reports on the Group's key business risks and the Audit Committee (whose members are also members of the Remuneration Committee) is aware of the importance of keeping the appropriateness of incentive structures under review. The Committee assesses compliance with the directors' responsibility statement. The Committee also reviews the Group's Disclosure of Unethical Conduct Policy under which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.
The Committee is responsible for making recommendations to the Board regarding the remuneration and appointment of its external auditors. While the appointment of external auditors is considered each year, it is the policy of the Audit Committee to review the appointment in greater detail at least every five years. Such a review was completed in 2008, taking into account a number of factors, including audit effectiveness at both operating company and Group-level; quality, continuity and depth of resources and expertise and competitiveness of fees.

The Audit Committee discharges its responsibilities through the review of written reports circulated in advance of meetings and by discussing these reports and any other matters with the relevant auditors and management. Topics covered by the Audit Committee during 2008 and to date in 2009 included: review of any significant issues from reports from both the internal and external audits; consideration of the audit fee and the balance between audit and non-audit fees; assessment of the risk of the possible withdrawal of Deloitte LLP from the external auditor market; annual review of the terms of reference of the Committee and of the schedule of the Committee's agenda items for the forthcoming year and of BBA Aviation's matrix of authority levels and other topics that are described in more detail in this report.

In 2008 the Audit Committee held two confidential sessions without management present with the Head of Group Internal Audit and with the external auditors.

Auditor Independence and Audit Effectiveness

Central to the Audit Committee's work is the review and monitoring of the external auditors' independence and objectivity and the effectiveness of the audit process. The Audit Committee carried out a formal audit service assessment in respect of work carried out during the year including a review of audit plans and the qualifications, expertise, resources, effectiveness and independence of the external auditors. The Audit Committee has also carried out a detailed performance evaluation and believes that it has satisfied the requirements of the Combined Code and the Guidance on Audit Committees. The Audit Committee has confirmed that during the year it had formal and transparent arrangements for considering financial reporting and internal control principles and maintaining an appropriate relationship with the Company's auditors.

A key safeguard to ensure auditor objectivity and independence is the Committee's policy on the provision of non-audit services by its external auditors. This policy is reviewed annually. It prohibits the Group's external auditors from carrying out certain additional services for the Group including book-keeping, internal audit, valuations, actuarial services and financial systems design and implementation. Services which the external auditors may be permitted to carry out include assurance services such as reporting accountant work and tax services. The Committee is satisfied that the majority of the tax services supplied by Deloitte LLP are compliance-related and represent a small proportion of Group tax fees.

As a matter of principle, the Company's policy is not to use the external auditors for acquisition and due diligence work. However, where the Group considers it appropriate or conflicts arise, suppliers other than the preferred supplier may be asked to tender.

The Committee Chairman is required to pre-approve certain permitted services, which may exceed set financial limits. Non-audit fees paid or due to the external auditors are regularly reviewed by the Committee and those paid in 2008 are set out in note 2 to the Consolidated Financial Statements.

Deloitte LLP have confirmed that all non-audit services they performed during the year were permitted by APB Ethical Standards and do not impair their independence or objectivity. On the basis of their own review of the services performed, the requirement of pre-approval and the auditors' confirmation, the Committee is satisfied that the non-audit services currently provided by Deloitte LLP do not impair their independence and objectivity.

b. Systems of Internal Control

Overall responsibility for the Group's system of internal control and for reviewing its effectiveness rests with the directors. Management is accountable to the directors for monitoring this system and for providing assurance to the directors that it has done so. The system of internal control is essentially an ongoing process embedded in the Group's businesses for identifying, evaluating and managing the significant risks faced by the Group, including social, environmental and ethical risks. The Group considers that it has adequate information to identify and assess significant risks and opportunities affecting its long and short-term value.

This process has been in place for the year ended 31 December 2008 and up to 25 February 2009 and the directors can therefore confirm that they have reviewed the effectiveness in accordance with the internal control requirements of the Combined Code throughout that period.

The Group's internal system of control is reviewed annually by the directors and accords with the guidance issued by the Financial Reporting Council in October 2005: "Internal Control: Revised Guidance for Directors on the Combined Code". The system is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can provide reasonable but not absolute assurance against material misstatement or loss, to the extent that is appropriate, taking account of costs and benefits.

The main features of the Group's internal control and risk management systems are listed below.

1. Detailed written self-assessment of risks by company, division and function carried out by the responsible executive are plotted on risk maps, with both the assessments and the risk maps being reviewed by the internal audit department and by senior management at quarterly operating review meetings held with each business. These reviews assess the following categories of risk:
   - business;
   - financial;
   - compliance; and
   - operational and other including health, safety and environmental.

   The outcome from these reviews is then discussed twice each year at meetings of the Executive Management Committee, with the results being presented to the Audit Committee, which in turn reviews the effectiveness of the Group's system of internal control on behalf of the Board. The Audit Committee receives a report at least twice a year from the Group Finance Director detailing the work undertaken in managing the risks faced by the Group. Based on this information the Board reviews the risks and confirms they are satisfied that the risks are appropriately mitigated. If this is not the case they request that management take further action.

2. An organisation structure is in place at both head office and divisional level which clearly defines responsibilities for operational, accounting, taxation, treasury, legal, company secretarial and insurance functions.

3. An internal audit function undertakes a programme of risk-based reviews of controls and business processes. The role of internal audit is defined in a "Group Internal Audit Charter" and this includes its terms of reference, the standards which it adheres to, the scope and coverage of its work and its reporting processes. The Audit Committee receives a report from internal audit at each meeting which includes opinions on the adequacy and effectiveness of controls by site, a summary of key issues, work schedules and details of any action required. In accordance with the Combined Code, the Audit Committee regularly monitors and reviews the effectiveness of internal audit utilising outside specialists and self-assessment techniques. During the winter of 2008/9 an external, independent review of the effectiveness of the internal audit function was undertaken, in accordance with the standards issued by The Institute of Internal Auditors – UK and Ireland, and its findings will be reported to the Audit Committee later in the year.

4. A Group Finance Manual details accounting policies and financial controls applicable to all reporting units. The Group accounting policies are aligned with the latest International Accounting Standards and International Financial Reporting Standards. Compliance with these policies is reviewed as part of the internal audit process.

5. An annual budgeting exercise is carried out to set targets for each of the Group's reporting units.

6. Detailed management accounts are submitted monthly to management which measure actual performance, together with forecasts of sales, profits and operating cash for the next three months and to the end of the year. The integrity of these management accounts with the underlying financial records is subject to review as part of the internal audit process. A monthly report is provided to the Board, based on these management accounts, highlighting key issues and summarising the detailed financial information provided by the operating units.

7. Capital expenditure is controlled by means of budgets, authorisation levels requiring the approval of major projects by the Group directors and by post-investment appraisals.

8. Defined procedures are laid down for investments, currency and commodity hedging, granting of guarantees and use of treasury products.

9. A detailed matrix defines the levels of authority for the Group's senior executives and their direct reports in relation to acquisitions, capital expenditure, commercial and employee contracts and treasury matters. This matrix is authorised by the Audit Committee on behalf of the Board and is reviewed on an annual basis. Compliance with the authority matrix is reviewed as part of the internal audit process.

10. All significant acquisitions and disposals of companies or businesses are approved by the Board.

11. A Group policies manual sets out policies and procedures concerning: business ethics, bribery and corruption, gifts and entertainments, equal opportunities and anti-harassment guidelines, competition law, legal policy, market disclosure and communications and share dealing. A bi-annual review of compliance with such policies by Group companies is carried out and senior executives are also required to confirm compliance with certain policies twice a year. Group policies are complemented by divisional and company-led initiatives, including community policies, and are supplemented by the Group's Disclosure of Unethical Conduct Policy which includes a 24-hour "hotline" available to all employees, supported by a formal investigation protocol and regular reporting to the Audit Committee.

12. A Group Safety Management System Manual details policies, standards and procedures which are applicable throughout the Group. Further details about Health, Safety and Environmental (HSE) matters are set out on page 48 under "Corporate Social Responsibility" and on the BBA Aviation website. Annual self-assessment and/or audits are carried out at company level against the Group standards. An executive summary HSE report is reviewed at each meeting of the Executive Management Committee. The Board also receives this summary HSE report in addition to updates on HSE activities. These reports cover all Group companies and are prepared by the internal Group HSE function. Senior managers' performance and related financial incentives are tied in part to their success against selected annual HSE improvement objectives.

10. Shareholder Relations

The Board as a whole is routinely kept up to date on corporate governance developments and the views of BBA Aviation's major shareholders. This was achieved in 2008 through regular meetings between the Group Chief Executive, the Finance Director and major shareholders, which are then reported to the Board as a whole. The Board also receives formal written reports from its brokers regarding the views of its principal shareholders following its preliminary and half yearly results announcements and at other times as appropriate. In addition, in 2008 an independent survey of investors was conducted and the results from that were presented to the Board. All non-executive directors, including the Senior Independent Director, are available to meet with major shareholders. The Board considers that its non-executive directors, including its current Senior Independent Director, John Roques, have a good level of understanding of the issues and concerns of major shareholders, as required by the Combined Code.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The directors seek to encourage a continuing dialogue. The Company maintains contact as required with its principal shareholders about directors' remuneration in the same way as for other matters. The Company's AGM is used as an opportunity to communicate with private investors. It is intended that notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting. Michael Harper as Chairman of the Board, John Roques as Chairman of the Nomination Committee (and Senior Independent Director), Nick Land as Chairman of the Audit Committee and Mark Harper as Chairman of the Remuneration Committee (and CSR Responsible Director) will each be available to answer questions, as appropriate, at the AGM. Shareholders are given the opportunity of voting separately on each proposal. The Company counts all proxy votes cast in respect of the AGM and makes available the proxy voting figures (for, against, at discretion and "vote withheld") on each resolution. The voting results of the AGM, together with the details of proxy votes cast prior to the meeting, are made available on request and on the Company's website. The results of the AGM are announced to the market via a Regulatory News Service.

Directors' Corporate Governance Statement approved by the Board on 25 February 2009 and signed on its behalf by:

Zillah Stone
Group Secretary

Directors' Remuneration Report

This report covers the remuneration policy for directors and includes specific disclosures relating to directors' emoluments, their shares and other interests. It has been prepared in accordance with the requirements of the Companies Acts 1985 and 2006, as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority.

This report is being put to shareholders at the forthcoming AGM for an advisory vote. As noted on page 56 in the Directors' Corporate Governance Statement, the Company did not comply in 2008 with the provisions of The Combined Code on Corporate Governance (the "Combined Code") in respect of the historical pensionability of bonuses and benefits in kind, which is referred to in section 3d below. Information in this report is unaudited other than that which is required to be audited and that is stated as such in the relevant table.

1. Remuneration Committee

Although the Board considers itself ultimately responsible for both the framework and the cost of executive remuneration, it has delegated prime responsibility for executive remuneration to the Remuneration Committee.

The Remuneration Committee is a Committee of the Board consisting exclusively of non-executive directors. Its meetings are minuted by the Group Secretary. Details of the Committee's membership are set out on page 57. It is responsible for determining executive directors' remuneration and reviewing proposals in respect of other senior executives. The Committee also determines targets for short-term incentive plans and performance-related share schemes operated by the Company and oversees any major changes in employee benefit structures throughout the Group. Further details of the work of the Remuneration Committee are set out on page 57.

In carrying out its responsibilities during 2008 the Remuneration Committee was independently advised by Hewitt New Bridge Street ("HNBS") (a trading name of Hewitt Associates Limited which acquired New Bridge Street Consultants LLP on 18 March 2008) who were previously appointed by the Committee for this purpose. HNBS also provided advice to the management in respect of individuals outside the terms of reference of the Remuneration Committee, provided calculations of total shareholder return in connection with the BBA 2006 Long-Term Incentive Plan and provided some benchmarking information about non-executive directors' fees. Hewitt Associates Limited advises BBA Aviation plc in connection with its pension arrangements and provides Scheme Actuary services to the Trustee of BBA Income & Protection Plan, an occupational pension scheme of the defined benefit type sponsored by BBA Aviation plc. HNBS operates separately from the rest of Hewitt Associates Limited and there are provisions in place to ensure that there is no crossover of information between the two teams.

During 2008 the Committee also consulted the Group Chief Executive, the Group Finance Director, the Group HR Director and the Group Secretary in connection with the Committee's work, although not directly in connection with their own remuneration. It is expected that the Committee will wish to continue to consult with them in 2009.

2. Remuneration Policy

The Group's remuneration policy is to ensure that executive directors' and other senior executives' remuneration properly reflects their duties and responsibilities and is sufficient to attract, retain and motivate high calibre senior management capable collectively of delivering the goals of the Company. The Committee recognises the need to remain competitive in the different geographic areas in which the Company operates. The Committee believes that the remuneration arrangements described below remain closely aligned to the creation of shareholder value and to the business strategy of BBA Aviation. The Committee has also taken into consideration UK best practice for listed companies. In connection with the ABI Responsible Investment Disclosure Guidelines, the Remuneration Committee can confirm that it is able to consider corporate performance on environmental, social and governance issues when setting the remuneration of executive directors. Indeed health and safety objectives were core to the personal objectives of Simon Pryce and Bruce Van Allen in 2008. The Committee also believes that the incentive structure for senior management does not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour. The Committee reviews executive directors' remuneration at least annually and, in reviewing in 2007 the Group's remuneration policy into 2008 and beyond, it was clarified that the base pay portion of an executive's total remuneration should be set by reference to the local market whereas in setting short and long-term incentives reference should be made to the wider, global market.

The main components of executive directors' remuneration are set out below. Total executive remuneration is structured to deliver potential upper quartile rewards for superior performance with a significant proportion of variable pay subject to stretching performance targets. The Committee believes that the remuneration packages of Simon Pryce, Andrew Wood and Bruce Van Allen contain a suitable balance of directly performance-related remuneration which links both the short-term financial performance of the Group and long-term shareholder returns with the executives' total remuneration.

a. Salary, Benefits and Service Contract

The policy of the Committee is to provide base salaries that are positioned around mid-market when compared to local salary data. Salary is reviewed by reference to market conditions, financial and individual performance. In addition to basic salary, executive directors receive traditional benefits in kind, principally a company car allowance, private medical insurance and death in service benefits.

The policy of the Committee is to make new executive director appointments with a rolling service agreement which can be terminated by the Company on giving 12 months' notice.

b. Bonus

Annual cash bonuses for executive directors and senior management are based on financial performance and personal objectives which are set annually. Details of the 2008 bonus arrangements are set out on page 63.

The Remuneration Committee carried out a review of remuneration arrangements in connection with the demerger in 2006. As part of that review, the Committee decided to increase the maximum bonus potential for executive directors during 2007 from 65% to 100% of salary with more stretching performance targets at entry level and above target. Approximately 85% of the maximum bonus is based on financial objectives with the remaining 15% based on measurable personal objectives. For 2008, 25% of bonus was subject to compulsory deferral into BBA Aviation shares and a further 25% may be voluntarily deferred under the BBA Deferred Bonus Plan. This structure remains unchanged for the 2009 bonus arrangements. The Committee believes that providing a greater proportion of variable pay subject to stretching performance targets which are linked to shareholder returns is broadly in line with current market practice. In setting the performance measures for the bonuses in 2009 the Committee concluded that there should be a greater weighting to free cash flow than in previous years, reflecting the changed economic environment. The deferral into shares also provides a direct linkage with shareholders' interests. The detail of the plan is provided in section 3b below.

c. Long-Term Incentives

The Remuneration Committee believes that a significant element of executive directors' remuneration should be linked to performance-related long-term incentives. The Company's schemes were reviewed in 2006 as part of the demerger and shareholder approval was given to three new share schemes, details of which are set out in section 3c below. The schemes were developed to take due account of market and best practice at the time of their establishment and provide long-term management focus and motivation. The Committee has also recognised the need for flexibility in this area to allow them to respond to changing market practices and different geographic norms. There are no current proposals to change the structure of this arrangement for awards to be made in 2009, although a review of the effectiveness of the structure of the total remuneration packages for senior executives will be conducted during the year.

As part of its strategy to align shareholders' and directors' interests, the Remuneration Committee expects all executive directors to build and maintain a holding of shares with a value at least equal to their base salary.

d. Pension

Pension provision for the executive directors varies and reflects differing UK and US practice. Further details are set out on pages 67 and 68.

3. Policy implementation: Directors' Remuneration

a. Salary, Benefits and Service Contracts

Base salaries are reviewed annually by reference to comparator groups selected on the basis of comparable size, geographic spread and business focus. Individual salary decisions take into account personal contribution, business performance and the level of pay awards elsewhere in the Group. Following a review at the end of 2008 the Remuneration Committee approved (with effect from 1 January 2009) a base salary of £515,000 for Simon Pryce, of £343,250 for Andrew Wood and of $568,500 for Bruce Van Allen, a 3% increase for Simon Pryce and Andrew Wood and a 2.5% increase for Bruce Van Allen, such percentage increases being broadly in line or below salary increases elsewhere in the Group.

Set out below are the contractual notice periods for executive directors who served during the year.

		Months' Notice	
	Contract Date	By Company	To Company
Simon Pryce	23/04/07	12	12
Andrew Wood	13/02/01	12	6
Bruce Van Allen	01/01/04	12	12

In the event of early termination, the Remuneration Committee will, within legal constraints, determine the approach to be taken according to the circumstances of each individual case, taking account of the departing director's obligation to mitigate his loss. In certain circumstances, and other than for termination for non-performance, the executive directors may receive compensation upon early termination of a contract which could amount to up to one year's remuneration based on basic salary, bonus, benefits in kind and pension rights during the notice period. During the second year after his appointment in June 2007 Simon Pryce may also, in certain circumstances relating to a change in control, receive additional compensation upon early termination of his contract of an additional 25% of his annual remuneration.

Table 1 (page 66) sets out details of the executive directors' salaries and non-executive directors' fees.

b. Bonus

Bonus payments in respect of 2008 for Simon Pryce and Andrew Wood were calculated on the basis of the Group's adjusted earnings per share, Group free cash flow and the achievement of measurable personal objectives. Bruce Van Allen's bonus for 2008 reflected his operational responsibility for the Flight Support business (being based on the achievement of budgeted operating profit and operating cash flow), together with Group adjusted earnings per share and the achievement of measurable personal objectives.

The bonus for 2008 was expressed as a percentage of salary and the potential payout ranged from zero to a maximum of 100% of salary. For Simon Pryce, Andrew Wood and Bruce Van Allen 85% of the bonus was based on financial targets with the remaining 15% based on measurable personal objectives. The bonus payments in respect of 2008 are included in Table 1 on page 66 and reflect part achievement of the targets set by the Committee in January 2008. It was also provided that 25% of any bonus paid under this scheme to Simon Pryce, Andrew Wood and Bruce Van Allen would be compulsorily deferred into BBA Aviation shares with a further 25% voluntarily deferred at the director's discretion. Matching will be provided on the deferred shares, whether compulsorily or voluntarily deferred, on a one to one basis subject to meeting a total shareholder return ("TSR") performance criteria over a three-year period. The BBA 2006 Deferred Bonus Plan, details of which are set out below, governs the basis on which such deferral and matching is made.

The performance condition used for the award of matching shares made in 2008 in relation to the deferred 2007 bonus is the same total shareholder return condition that applies to the 2006, 2007 and 2008 conditional share awards and it is intended that the same performance condition will also be used for the award of matching shares made in 2009 in relation to the deferred 2008 bonus. This is set out on page 64.

In recognition of the forfeiture of potential bonus and other incentive awards from his previous employer, on Simon Pryce's joining BBA Aviation plc he was made an award of 213,700 shares on 18 June 2007. This award (which is neither pensionable nor transferable) was made in accordance with the provisions of the Financial Services Authority's Listing Rule 9.4.2 which permits a company to enter into a bespoke long-term incentive plan arrangement without requiring formal shareholder approval in order to facilitate the recruitment, in unusual circumstances, of an individual. The shares subject to this award will be released in tranches subject to Simon Pryce's continued employment on the relevant vesting dates. No conditions other than this service condition apply to this award. In the event of a change of control of the Company prior to all shares being released, all unreleased shares will be released to him immediately. This award is included in the figures in Table 3 on page 66.

Bonus payments to the executive directors, Simon Pryce and Andrew Wood, in respect of 2009 will be calculated on a similar basis as payments in respect of 2008, with the potential payout ranging from zero to a maximum of 100% of salary and with 85% of the bonus being based on financial targets (based on the Group's return on invested capital as to 25% and Group free cash flow as to 60%) with the remaining 15% based on measurable personal objectives. Financial performance targets and appropriate personal objectives for 2009 have been approved by the Committee.

The performance measures for the bonuses in respect of 2008 and 2009 were chosen by the Committee because each measure is a factor over which the individual has a direct impact. There is a greater weighting to free cash flow in the 2009 bonus arrangements than in previous years to reflect the changed economic environment and return on invested capital targets are being used in place of earnings per share targets in 2009 to ensure that appropriate focus is placed on this key metric (with earnings per share continuing to be used in the performance condition for the Long-Term Incentive Plan as described below). In the Committee's view the measures for the bonuses in respect of 2008 and 2009 are collectively good indicators of corporate performance that should link to long-term shareholder reward.

c. Long-Term Incentives

BBA 2006 Executive Share Option Plan,
BBA 2006 Long-Term Incentive Plan and
BBA 2006 Deferred Bonus Plan (the "2006 Plans")

In November 2006 shareholders approved the 2006 Plans which together replaced the BBA Group 2004 Long-Term Incentive Plan. The 2006 Plans permit the awards of options, conditional shares and matching shares.

Under the BBA 2006 Executive Share Option Plan, the maximum value of options which an executive may be granted in any year is limited to three times basic salary, or four times basic salary if the Remuneration Committee determines that an executive will not receive an award under the 2006 Long-Term Incentive Plan in that year. No options were awarded in 2008 and there is no immediate intention to operate the BBA 2006 Executive Share Option Plan.

Under the BBA 2006 Long-Term Incentive Plan, conditional awards of shares are limited in value to one times the executive's basic salary or two times basic salary if the Remuneration Committee determines that the executive will not be granted options in that year. In 2008 conditional awards made to Simon Pryce were one and a half times basic salary, while those made to Andrew Wood and Bruce Van Allen were one times basic salary. The Remuneration Committee considers the award levels appropriate and in line with its policy to reward superior performance with potential upper quartile remuneration.

In 2006 conditional shares were not awarded until November due to the demerger process. The conditional share awards made in 2006 will potentially vest and be released to participants three years after the time at which awards would under normal circumstances have been made. The conditional share awards made in 2007 will potentially vest and be released to participants in April 2010, while those made in 2008 will potentially vest and be released to participants in April 2011. The awards made in 2006, 2007 and 2008 are all subject to two performance targets. One half of each award is subject to a performance target that measures the Company's TSR against a comparator group of companies. The other half of each award is subject to an adjusted earnings per share ("EPS") performance target. It is expected that the same performance targets will also apply to the awards to be made in 2009. The comparator group of companies chosen in 2006 for the TSR element was based on FTSE 350 listed companies from the industrial transportation, travel and leisure, and aerospace and defence sectors.

The comparator group in respect of the 2006 award of conditional shares is:

Comparator Group 2006 Awards

Arriva	Go-Ahead Group	QinetiQ
Avis Europe	Gondola Holdings	Rank Group
BAE Systems	Greene King	Restaurant Group
BBA Aviation	Intercontinental Hotels Group	Rolls-Royce Group
British Airways	Ladbrokes	Smiths Group
Carnival	Luminar	Stagecoach Group
Chemring Group	Meggitt	Ultra Electronics Holdings
Cobham	Millennium & Copthorne Hotels	VT Group
Compass Group	Mitchells & Butlers	Wetherspoon JD
EasyJet	MyTravel Group (now known as Thomas Cook)	Whitbread
Enterprise Inns	National Express	William Hill
First Choice Hols (now known as TUI Travel)	Northgate	Wolverhampton & Dudley
First Group	PartyGaming	
Forth Ports	Punch Taverns	

The Committee reviewed the comparator group used for the 2006 awards in 2007 and focused the selection of comparator companies on those that better reflect the markets in which BBA Aviation operates. The comparator group for the 2007 awards was also used for the 2008 awards and will be used in respect of awards in 2009.

The comparator group in respect of the 2007 and 2008 award of conditional shares is:

Comparator Group 2007 and 2008 Awards

Arriva	EasyJet	Northgate
Avis Europe	First Choice Hols (now known as TUI Travel)	QinetiQ
BAE Systems	First Group	Rolls-Royce Group
BBA Aviation	Forth Ports	Smiths Group
British Airways	Go-Ahead Group	Stagecoach Group
Carnival	Meggitt	Ultra Electronics Holdings
Chemring Group	MyTravel Group (now known as Thomas Cook)	VT Group
Cobham	National Express	

If median position is not achieved in the TSR ranking, the TSR part of the award will lapse. TSR is measured by reference to the six months before the start of the three-year performance period and the three months after the end of the performance period and therefore the TSR element cannot usually be tested before April of the relevant year. If EPS growth over the performance period is less than the increase in the retail price index plus 3% per annum, the EPS part of the award will lapse. In neither case will there be retesting. In line with the method used to test the satisfaction of performance conditions under previous awards, the Remuneration Committee has chosen to have the benefit of the expertise of an independent remuneration consulting firm, Hewitt New Bridge Street, to calculate TSR and the external auditors will perform certain agreed procedures on the EPS calculation. The EPS growth is calculated on a constant exchange rate basis.

Details of awards made to the executive directors under the BBA 2006 Long-Term Incentive Plan during the year are set out in Table 3 on page 66.

The Committee believes that the two performance measures chosen for its long-term incentive schemes – adjusted earnings per share growth and comparative total shareholder return – each represent a reasonable long-term indication of the financial success of the Company.

Under the BBA 2006 Deferred Bonus Plan, participants who defer part of their annual bonus may receive a matching award that will be limited to the number of shares purchased or that would, but for the payment of tax on the annual bonus, have been purchased. The Remuneration Committee required executive directors to defer 25% of any payment received in 2008 under the 2007 bonus scheme and permitted up to a maximum of a further 25% to be deferred. There are similar requirements in relation to any payment received in 2009 under the 2008 bonus scheme, or any received in 2010 under the 2009 bonus scheme. The Remuneration Committee is satisfied that the award levels under both the Long-Term Incentive Plan and the Deferred Bonus Plan are not excessive. In making these awards the Remuneration Committee took then prevailing remuneration practice and the wish for a significant portion of the executive remuneration to be linked to performance into account, as well as the importance of ensuring that high calibre senior management are retained and motivated to deliver the business strategy of BBA Aviation.

The vesting of any matching awards made in 2009 under the BBA 2006 Deferred Bonus Plan will be subject to the satisfaction of a performance condition that will measure the Company's TSR against that of a comparator group over a three-year performance period.

The performance conditions in respect of the 2006, 2007 and 2008 awards of conditional shares will be measured over a three-year performance period:

TSR ranking in comparator group	Percentage of TSR part of award vesting
At or above 75th percentile	100%
Between median and 75th percentile	Pro rata between 25% and 100%
At median	25%
Below median	Nil

EPS growth per annum	Percentage of EPS part of award vesting
At or above RPI increase plus 7% per annum	100%
Between RPI plus 3% and 7% per annum	Pro rata between 33% and 100%
At RPI increase plus 3% per annum	33%
Less than RPI increase plus 3% per annum	Nil

BBA Group 2004 Long-Term Incentive Plan and Share Option Schemes prior to 2005

The BBA Group 2004 Long-Term Incentive Plan (the "2004 Plan") provided for awards of options, conditional shares and matching shares. Options granted in 2005 under the 2004 Plan were subject to the performance conditions set out below which were satisfied and the options vested in 2008. The Remuneration Committee approved the rebasing of the performance condition for the options granted in 2005 so that earnings attributable to the Fiberweb business demerged in November 2006 were excluded from the calculation. In line with the treatment of performance conditions under earlier Company share option schemes, the external auditors performed certain agreed procedures on the earnings per share calculation. The EPS growth was calculated on a constant exchange rate basis.

The performance conditions for options granted in 2005 under the 2004 Plan which were measured from the financial year ending just prior to the grant over a three-year period:

Average EPS growth above inflation	Percentage of option exercisable
7% or more per annum	100%
3% to 7% per annum	Pro rata between 33% and 100%
3% per annum	33%
Less than 3% per annum	Nil

All executive options awarded by the Company prior to 2005 were made under the BBA Group 1994 Executive Share Option Scheme which expired in April 2004. Prior to March 2002 the BBA Group 1995 Executive Share Appreciation Rights Plan was used to facilitate the grant of options to US executives on the same basis as the 1994 Executive Share Option Scheme.

BBA Group 2004 Savings-Related Share Option Scheme

Executive directors may be eligible to participate in the BBA Group 2004 Savings-Related Share Option Scheme, which is open to all eligible UK employees. Options are granted under three or five year SAYE contracts at a 20% discount to the stock market price at the offer date. The maximum overall employee contribution is £250 per month.

Performance Charts

The charts below show the Company's total shareholder return over the last five financial years compared with the equivalent information for the FTSE 350 Industrial Transportation sector which the Committee considers to be a suitable broad-based equity market index of which the Company is a constituent. The first graph shows the annual change in total shareholder return for the Company and the index, while the second graph shows the cumulative change in total shareholder return from January 2004.

Annualised total shareholder return: BBA Aviation vs Industrial Transportation sector



80
60
40
20
0
-20
-40
-60
-80
Total shareholder return %
04
05
06
07
08
09
BBA Aviation
FTSE 350 Industrial Transportation Index

Cumulative total shareholder return: BBA Aviation vs Industrial Transportation sector



140
120
100
80
60
40
20
0
-20
-40
-60
-80
Total shareholder return %
04
05
06
07
08
09
BBA Aviation
FTSE 350 Industrial Transportation Index

Table 1 – Emoluments and fees (audited)

	Basic salary and fees £000	Car allowance £000	Other emoluments £000	Benefits[1] £000	Annual bonus £000	Total 2008 £000	Total 2007 £000
Michael Harper	**170**	–	–	–	–	**170**	748[2]
Simon Pryce	**500**	**14**	**100[3]**	**4**	**200**	**818**	559[4]
Andrew Wood	**333**	**14**	**78[5]**	**1**	**133**	**559**	685
Bruce Van Allen	**300**	**15**	–	**11**	**45**	**371**	513
Mark Harper	**50**	–	–	–	–	**50**	47
Nick Land	**48**	–	–	–	–	**48**	45
John Roques	**45**	–	–	–	–	**45**	43
Hansel Tookes	**40**	–	–	–	–	**40**	35
Total	**1,486**	**43**	**178**	**16**	**378**	**2,101**	2,675

1 Benefits includes benefits in kind such as life assurance and private medical insurance.
2 Includes salary, bonus and other benefits received by Michael Harper as Executive Chairman and interim CEO in respect of January to June 2007.
3 Amount paid by the Company into Simon Pryce's Self Invested Personal Pension.
4 From date of appointment 11 June 2007.
5 The Company's contributions to Andrew Wood's FURBS ceased on 5 April 2006 and following the change in UK pension law he elected to receive a cash replacement equivalent to the FURBS benefit (£77,643).

Table 2 – Directors' interests in share capital (includes interests held by a director's spouse)

	Ordinary 29 16/21p shares 1 Jan 2008 Beneficial	Ordinary 29 16/21p shares 31 Dec 2008 Beneficial
Michael Harper	**92,675**	**132,675**
Simon Pryce	**55,419**	**448,247**
Andrew Wood	**106,177**	**171,772**
Bruce Van Allen	**77,213**	**97,917**
Mark Harper	**4,000**	**20,000**
Nick Land	**10,000**	**10,000**
John Roques	**10,920**	**20,920**
Hansel Tookes	**5,000**	**30,000**

There were no changes in directors' interests in share capital between 31 December 2008 and 25 February 2009.

Table 3 – Award of Ordinary, Conditional and Matching Shares (audited)

	Award	1 Jan 2008	Awarded during the year	Vested/ lapsed during the year	Award date	31 Dec 2008
Simon Pryce	Ordinary	**213,700**	–	**95,833[1]**	18/06/07	**117,867**
	Conditional	**347,900**	**431,700**	–	07/03/08	**779,600**
	Matching	–	**68,489**	–	17/03/08	**68,489**
Andrew Wood	Conditional	**277,200**	**191,900**	–	07/03/08	**469,100**
	Matching	–	**41,145**	–	17/03/08	**41,145**
Bruce Van Allen	Conditional	**241,700**	**160,900**	–	07/03/08	**402,600**
	Matching	–	**32,604**	–	17/03/08	**32,604**

1 On 14 March 2008 a total of 36,900 ordinary shares awarded to Simon Pryce on 18 June 2007 were released to him at nil cost and on that day 15,129 shares were sold at 166.5p per share and 21,771 shares were transferred to him. On 11 June 2008 58,933 ordinary shares were released to Simon Pryce at nil cost and on that day 24,163 shares were sold at 135.25p per share and 34,770 shares were transferred to him. The release in June 2008 relates to an award of shares made to Simon Pryce on 18 June 2007 under which equal 33.3% tranches will be released to him after one, two and three years of service.

Additional notes

i Conditional awards made in 2006, 2007 and made during the year are subject to the performance conditions set out on page 64.
ii The mid-market price of a BBA Aviation plc ordinary 29 16/21p share on 6 March 2008 was 173.75p. This was the price used to determine the number of conditional shares awarded on 7 March 2008.
iii Matching shares awarded during the year are subject to the performance conditions set out on page 64. The purchase price of a BBA Aviation plc ordinary 29 16/21p share on 14 March 2008 was 165.5193p. This was the price used to determine the number of matching shares awarded on 17 March 2008.

Table 4 – Options to acquire ordinary shares (audited)

		1 Jan 2008	Granted during the year	Exercised/ lapsed during the year	31 Dec 2008	Exercise price per share pence	Exercisable from	Expiry date
Simon Pryce								
	4	**8,316**	–	–	**8,316**	202.00	01/12/10	01/06/11
		8,316	–	–	**8,316**			
Andrew Wood								
	1	**107,400**	–	–	**107,400**	288.20	25/03/05	25/03/12
	1	**360,000**	–	–	**360,000**	153.00	13/03/06	13/03/13
	1	**271,000**	–	–	**271,000**	275.25	01/03/07	01/03/14
	3	**199,900**	–	–	**199,900**	298.75	23/05/08	23/05/15
	4	**3,816**	–	–	**3,816**	245.00	01/12/08	01/06/09
		942,116	–	–	**942,116**			
Bruce Van Allen								
	2	**23,000**	–	**23,000**	–	422.00	10/03/01	10/03/08
	1	**94,350**	–	–	**94,350**	288.20	25/03/05	25/03/12
	1	**585,686**	–	–	**585,686**	153.00	13/03/06	13/03/13
	1	**225,300**	–	–	**225,300**	275.25	01/03/07	01/03/14
	3	**182,600**	–	–	**182,600**	298.75	23/05/08	23/05/15
		1,110,936	–	**23,000**	**1,087,936**			

1 1994 (amended 2001) Executive Share Option Scheme.
2 1995 Executive Share Appreciation Rights Plan.
3 2004 Plan.
4 2004 Savings-Related Share Option Scheme.

Additional notes

i BBA Aviation plc ordinary $29\frac{16}{21}$p shares: mid-market price on 31 December 2008 was 69p. Mid-market price for 2008 was in the range 61.75p to 205.50p.

ii There were no changes in the directors' options to acquire ordinary shares between 31 December 2008 and 25 February 2009.

iii Options granted under the 1994 (amended 2001) Executive Share Option Scheme vested and became exercisable as the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years was at least 9% greater than the growth in inflation.

iv Options granted under the 2004 Plan became exercisable after the third anniversary of the date of grant to the extent that the performance conditions as set out on page 65 were satisfied.

v 23,000 unexercised options held by Bruce Van Allen lapsed on 10 March 2008, their expiry date.

d. Pension

UK

Throughout the year under review, Andrew Wood participated in the Company's UK Defined Benefit Plan. It is the Committee's policy that the bonus of any new director joining the Company's UK pension plans from April 2000 will not be pensionable and accordingly pensionable earnings for Andrew Wood comprise basic salary only.

Andrew Wood's normal retirement age under the Defined Benefit Plan is his 62nd birthday in line with that of existing directors who were members of the Defined Benefit Plan when he joined. In the case of death before retirement, a contingent widow's pension equal to two-thirds of the member's prospective pension is payable. Other dependants' pensions may also be paid. The Plan Rules guarantee pension increases in retirement by RPI up to 5%. Further discretionary increases are possible if RPI is above 5%.

Under the pensions legislation that was in force prior to April 2006 Andrew Wood's pensionable salary was further restricted by the state earnings cap. Prior to the changes which came into effect on 6 April 2006 (under the Pensions Act 2004 and Finance Acts 2004 and 2005) the Company offered directors a top up to their pension benefits through a Funded Unapproved Pension Scheme ("FURBS"). The Company's FURBS was closely related to the contribution the Company made to the approved Defined Benefits Plan less expenses and any special funding. The rate of contribution for Andrew Wood was 36% per annum of pensionable earnings in excess of the earnings cap. On 5 April 2006 the FURBS arrangements ceased as a result of the "Simplification" regulations under the Finance Act 2004.

From 6 April 2006 revised arrangements applied to all the Company's UK pension arrangements as a result of both the Finance Acts 2004 and 2005 and the Pensions Act 2004. The Company and the Plan Trustee in respect of the Defined Benefit Plan agreed that a "Notional Earnings Cap" should be implemented in place of the state earnings cap in order to limit the Company's exposure to increases in both Defined Benefit liabilities and additional matching Defined Contribution contributions. Directors and other employees whose earnings were above the Notional Earnings Cap were given a choice of receiving either a contribution to the Defined Contribution Plan or a cash replacement equivalent to the contribution that would have been paid to a FURBS. Andrew Wood elected to receive a cash replacement equivalent.

All the Company's UK Defined Benefit Plans were closed to new entrants from April 2002; new employees from that date have the option to join a Company sponsored Stakeholder style Defined Contribution Plan provided through an external investment manager. The Company matches the employee's contribution in a range of 3% to 7.5% up to the state defined Earnings Cap (or a notional equivalent).

Simon Pryce does not participate in the Company's Defined Contribution Plan. A sum equal to 20% of his base salary is paid by the Company into his Self Invested Personal Pension.

Table 5 – UK Defined Benefit Schemes (audited)

	Director's age at 31 Dec 2008	Director's contribution during year £000	Accrued pension at 31 Dec 2007 £000	Transfer value at 31 Dec 2007 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real increase in pension (less director's contributions) £000	Increase in transfer values less director's contributions £000	**Accrued pension at 31 Dec 2008 £000**	**Transfer value at 31 Dec 2008 £000**
A R Wood	57	6	26	481	4	5	61	77	**31**	**564**

Additional notes

i The pension entitlement shown is that which would be paid annually on normal retirement based on service to and pensionable salary at the end of the year.

ii The transfer values have been calculated in accordance with legislative requirements and based on assumptions agreed by the Trustees of the Plan.

iii The increase in transfer values between 31 December 2007 and 31 December 2008 is as a result of changes in pensionable salary, one year's extra service, increase in the age of the director, effects of changes in market conditions and changes in methodology in underlying transfer calculations.

US

Bruce Van Allen participates in the Group's Senior Executive Pension Plan for North America (the "Plan"). The Company has funded projected Plan benefits since January 2004. Benefits under the Plan are based on a five-year averaging of compensation (including bonus payments), less amounts received from other Company-sponsored retirement plans in which the executive participates. In the case of death prior to retirement, the accrued benefit reverts to the beneficiary or beneficiaries designated by the executive, and is paid in a lump sum.

The Plan provides that upon achieving age 62, Bruce Van Allen is entitled to receive an unreduced Plan benefit upon his retirement. In addition, he is entitled to a reduced benefit under the Plan should he elect to take early retirement. Bruce Van Allen also participates in a retirement savings (401(k)) plan sponsored by the Group company that employs him. Details of the Company contributions made to the 401(k) plan to his benefit are set out in Table 6.

Table 6 – US Defined Contribution Scheme (audited)

	Company contributions 2007 £000	**2008 £000**
Bruce Van Allen	5	**5**

Table 7 – US Defined Benefit Schemes (audited)

	Director's age at 31 Dec 2008	Director's contribution during year £000	Accrued pension at 31 Dec 2007 £000	Transfer value at 31 Dec 2007 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real increase in pension (less director's contributions) £000	Increase in transfer values less director's contributions £000	**Accrued pension at 31 Dec 2008 £000**	**Transfer value at 31 Dec 2008 £000**
B Van Allen	53	11	648	648	165	198	154	187	**846**	**846**

Notes

i Accrued pension amounts shown for Bruce Van Allen are lump sums.

ii The increase in transfer values between 31 December 2007 and 31 December 2008 is as a result of changes in pensionable salary, one year's extra service, increase in the age of the director and the change in the US dollar/sterling exchange rate over the year.

Non-Executive Directors' Remuneration

The non-executive directors each have a letter of appointment which is available for inspection by shareholders at each AGM and during normal business hours at the Company's registered office. No compensation would be payable for the early termination of the appointment of any non-executive director.

The level of fees for non-executive directors is determined by the Board as a whole on the recommendation of the Group Chief Executive. Non-executive directors' fees were reviewed in 2009, by reference to independent market surveys and benchmarking data, having last been reviewed in 2007 and, with effect from 1 March 2009, are increased from £40,000 p.a. to £42,000 p.a. with the annual supplement paid to the Chairman of the Audit Committee being increased from £7,500 to £9,500. The annual supplement for the Chairman of the Remuneration Committee will remain at £7,500, that for the Senior Independent Director at £5,000 and the annual supplement for the CSR Responsible Director at £2,500. These supplements reflect the increased commitments and demands placed upon each of the non-executive directors in performing their duties on the Board and its principal committees, particularly the Audit Committee.

Details of the non-executive directors' fees for 2008 are set out in Table 1 (page 66).

The dates of appointment or subsequent re-appointment and unexpired term of the non-executive directors as at 25 February 2009 are set out below:

	Date of appointment/ re-appointment	Unexpired term as at 25 February 2009
Michael Harper	01/07/07	16 months
Mark Harper	01/12/06	9 months
Nick Land	01/08/06	5 months
Peter Ratcliffe	09/01/09	34 months
John Roques	20/02/09	14 months
Hansel Tookes	19/02/07	11 months

Directors retiring by rotation and standing for re-election at the forthcoming AGM are shown on page 56.

The non-executive directors do not participate in the Company's share option schemes, long-term incentive plan or pension arrangements.

Directors' Remuneration Report approved by the Board on 25 February 2009 and signed on its behalf by:

Mark Harper
Chairman, Remuneration Committee

Going concern

The Group has $1,175 million of banking facilities of which $860 million was drawn across them at 31 December 2008. These facilities are subject to cross-default. Further details relating to these facilities are provided in note 16 to the Consolidated Financial Statements on page 91. The primary $900 million facility does not expire until 2012. The Group's banking facilities are subject to two main financial covenants: maximum net debt to underlying EBITDA of 3.5 times and minimum net interest cover of 3.0 times. In the primary $900 million facility the Group has the option, having made acquisitions of more than $100 million in a given window, of increasing the net debt to EBITDA covenant to 4.25 times at the 31 December 2008 testing date and to 4.0 times at the 30 June and 31 December 2009 dates respectively. After this period the covenant would return to 3.5 times. This "acquisition spike" is not incorporated in the two smaller facilities. Due to the acquisition of Hawker Beechcraft in 2008 this is now available in the Group. In the event of a weakening of sterling against other currencies, the Group has the ability to test the net debt to EBITDA covenant at average exchange rates. The Directors expect the Group to comply with these covenants for the foreseeable future. Details of the Group's financial risk management policies are disclosed in note 17 to the Consolidated Financial Statements on page 92.

The principal risks and uncertainties to which the Group is exposed relate to the number of hours of flying activity, principally in business and general aviation, but also to a lesser extent in commercial and military aviation. Flying hours largely dictate the drivers of revenue, namely fuel volumes in Signature, aircraft movements in ASIG, engine overhaul cycles in Engine Repair and Overhaul and demand for components in Legacy Support and APPH. Further details of these risks and uncertainties are provided on page 10.

The directors have carried out a critical review of the Group's 2009 budget and medium-term plans, with due regard for the risks and uncertainties to which the Group is exposed, the uncertain economic climate and the impact that this could have on trading performance. The key assumptions used in constructing the budget were that:

- Signature, ASIG and Engine Repair & Overhaul are impacted by a further reduction in flying activity;
- Legacy Support continues to grow supported by new licences and its exposure to the military sector; and
- APPH is relatively stable with weakness in business and general aviation offset by sales on military programmes.

Based on this review, the directors believe that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

Statement of Directors' responsibilities

The directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and presentation of financial statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

A procedure is in place to enable the directors to provide the confirmation regarding audit information required under s234ZA of the Companies Act 1985. This confirmation is set out on page 55 of the Directors' Report – Additional Disclosures.

The directors confirm that to the best of their knowledge:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and

(b) the Directors' Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Simon Pryce	**Andrew Wood**
Group Chief Executive	Group Finance Director
25 February 2009	25 February 2009

Independent Auditors' Report to the members of BBA Aviation plc

We have audited the consolidated financial statements of BBA Aviation plc for the year ended 31 December 2008 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 28. These consolidated financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of BBA Aviation plc for the year ended 31 December 2008.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the consolidated financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2008 and of its profit for the year then ended;
- the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the consolidated financial statements.

Separate opinion in relation to IFRSs

As explained in the Accounting Policies Note to the consolidated financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2008 and of its profit for the year then ended.

Deloitte LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
25 February 2009

Consolidated Income Statement

	Notes	**Underlying* £m**	**Note i £m**	**2008 Total £m**	Underlying* £m	Note i £m	2007 Total £m
Revenue	1	**1,156.1**	**–**	**1,156.1**	979.4	–	979.4
Cost of sales		**(957.9)**	**–**	**(957.9)**	(786.1)	–	(786.1)
Gross profit		**198.2**	**–**	**198.2**	193.3	–	193.3
Distribution costs		**(17.4)**	**–**	**(17.4)**	(17.3)	–	(17.3)
Administrative expenses		**(74.9)**	**(2.1)**	**(77.0)**	(71.5)	(0.8)	(72.3)
Other operating income		**3.2**	**5.3**	**8.5**	0.5	–	0.5
Share of profit of associates		**1.0**	**–**	**1.0**	1.1	–	1.1
Amounts written-off associates		**–**	**–**	**–**	–	(7.6)	(7.6)
Other operating expenses		**(0.4)**	**–**	**(0.4)**	(0.4)	–	(0.4)
Restructuring costs		**–**	**(8.2)**	**(8.2)**	–	(5.6)	(5.6)
Gain on disposal of businesses		**–**	**–**	**–**	–	38.4	38.4
Operating profit	1,2	**109.7**	**(5.0)**	**104.7**	105.7	24.4	130.1
Investment income	3	**35.1**	**–**	**35.1**	44.8	–	44.8
Finance costs	3	**(55.6)**	**–**	**(55.6)**	(64.1)	–	(64.1)
Profit before tax		**89.2**	**(5.0)**	**84.2**	86.4	24.4	110.8
Tax	4	**(23.3)**	**2.0**	**(21.3)**	(23.3)	(0.3)	(23.6)
Profit for the period		**65.9**	**(3.0)**	**62.9**	63.1	24.1	87.2
Attributable to:							
Equity holders of the parent		**66.1**	**(3.3)**	**62.8**	63.3	24.1	87.4
Minority interest		**(0.2)**	**0.3**	**0.1**	(0.2)	–	(0.2)
		65.9	**(3.0)**	**62.9**	63.1	24.1	87.2

		Adjusted†	**Unadjusted**	Adjusted†	Unadjusted
Earnings per share					
Basic	6	**16.1p**	**15.3p**	15.4p	21.2p
Diluted	6	**16.0p**	**15.2p**	15.3p	21.1p

* Before items described in Note i below.

Note i: Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims as set out in note 2 to the consolidated financial statements.

† Before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims as set out in note 6 to the consolidated financial statements.

Consolidated Balance Sheet

	Notes	2008 £m	2007 £m
Non-current assets			
Intangible assets: Goodwill	8	**526.8**	340.2
Licences & other	8	**112.3**	40.1
Property, plant and equipment	9	**407.7**	310.4
Interests in associates	10	**2.5**	1.6
Trade and other receivables	12	**17.9**	16.9
		1,067.2	709.2
Current assets			
Inventories	11	**171.8**	141.9
Trade and other receivables	12	**279.6**	185.7
Cash and cash equivalents	12	**98.4**	99.2
Tax recoverable		**1.4**	3.4
		551.2	430.2
Total assets	1	**1,618.4**	1,139.4
Current liabilities			
Trade and other payables	13	**(277.2)**	(193.5)
Tax liabilities		**(47.9)**	(42.8)
Obligations under finance leases	14	**(0.7)**	(0.6)
Bank overdrafts and loans	16	**(18.1)**	(25.6)
Provisions	18	**(1.7)**	(2.0)
		(345.6)	(264.5)
Net current assets		**205.6**	165.7
Non-current liabilities			
Bank loans	16	**(600.2)**	(416.7)
Other payables due after one year	13	**(127.4)**	(9.7)
Retirement benefit obligations	19	**(23.3)**	(10.3)
Obligations under finance leases	14	**(33.8)**	(24.9)
Deferred tax liabilities	20	**(29.4)**	(20.2)
Provisions	18	**(20.7)**	(21.2)
		(834.8)	(503.0)
Total liabilities	1	**(1,180.4)**	(767.5)
Net assets		**438.0**	371.9
Equity			
Share capital	21	**122.7**	122.7
Share premium account	21	**346.4**	346.4
Other reserves	21	**3.9**	3.9
Treasury reserve	21	**(3.4)**	–
Capital reserve	21	**18.8**	17.2
Hedging and translation reserves	21	**10.9**	(32.5)
Retained earnings	21	**(62.1)**	(86.5)
Equity attributable to shareholders of BBA Aviation plc		**437.2**	371.2
Minority interest		**0.8**	0.7
Total equity	23	**438.0**	371.9

These financial statements were approved by the Board of Directors on 25 February 2009 and signed on its behalf by

Simon Pryce Group Chief Executive

Andrew Wood Group Finance Director

Consolidated Cash Flow Statement

	Notes	2008 £m	2007 Restated £m
Operating activities			
Net cash flow from continuing operations	24	**126.4**	102.4
Net cash flow from discontinued operations	24	**–**	(23.7)
Net cash flow from operating activities	24	**126.4**	78.7
Investing activities			
Dividends received from associates		**0.8**	0.5
Purchase of property, plant and equipment		**(29.5)**	(36.3)
Purchase of intangible assets		**(23.3)**	(3.5)
Proceeds from disposal of property, plant and equipment		**1.1**	2.9
Acquisition of subsidiaries	26	**(76.4)**	(75.9)
Proceeds from disposal of subsidiaries and associates		**0.4**	68.1
Investment in associates		**(0.2)**	–
Deferred consideration on prior year acquisitions		**(4.0)**	(1.0)
Net cash outflow from investing activities		**(131.1)**	(45.2)
Financing activities			
Interest received		**30.6**	35.8
Interest paid		**(49.6)**	(58.4)
Interest element of finance leases paid		**(1.2)**	(1.6)
Dividends paid		**(31.9)**	(30.0)
Net realised gain on cash and asset management swaps		**34.3**	18.6
Proceeds from issue of ordinary shares		**–**	1.5
Purchase of own shares		**(3.5)**	–
Increase/(decrease) in loans		**19.0**	(59.7)
Decrease in finance leases		**(0.5)**	(2.7)
Decrease in overdrafts		**(84.2)**	(4.0)
Net cash outflow from financing activities		**(87.0)**	(100.5)
Decrease in cash and cash equivalents		**(91.7)**	(67.0)
Cash and cash equivalents at beginning of year		**99.2**	156.5
Exchange adjustments		**90.9**	9.7
Cash and cash equivalents at end of year		**98.4**	99.2
Net debt at beginning of year		**(368.6)**	(370.3)
Decrease in cash and cash equivalents		**(91.7)**	(67.0)
(Increase)/decrease in loans		**(19.0)**	59.7
Decrease in finance leases		**0.5**	2.7
Decrease in overdrafts		**84.2**	4.0
Finance leases acquired		**–**	(0.1)
Exchange adjustments		**(159.8)**	2.4
Net debt at end of year		**(554.4)**	(368.6)

The 2007 cash flow has been restated to reflect a change in the definition of net debt to exclude cross-currency swaps. Further details of this change can be found in note 17 to the consolidated financial statements.

Consolidated Statement of Recognised Income and Expense

	2008 £m	2007 £m
Exchange difference on translation of foreign operations	**353.9**	10.2
Losses on net asset hedges	**(283.5)**	(8.7)
Fair value movements in foreign exchange cash flow hedges	**(20.4)**	0.1
Fair value movements in interest rate cash flow hedges	**(14.9)**	(2.6)
Actuarial losses on defined benefit pension schemes	**(13.2)**	(10.6)
Tax on items recognised directly in equity	**6.4**	3.4
Net expense recognised directly in equity	**28.3**	(8.2)
Transfer to profit or loss from equity on foreign exchange cash flow hedges	**5.5**	(2.1)
Transfer to profit or loss from equity on interest rate cash flow hedges	**2.8**	(1.7)
Profit for the period	**62.9**	87.2
Total recognised income and expense for the period	**99.5**	75.2
Attributable to:		
Equity holders of the parent	**99.4**	75.4
Minority interests	**0.1**	(0.2)
	99.5	75.2

Accounting policies

Basis of Accounting

The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain financial instruments. The principal accounting policies adopted are set out below.

The financial statements have been prepared on a going concern basis in accordance with the rationale set out in the directors' statement of going concern on page 70 of the Directors' Report.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. They have also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Three interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction was adopted in 2007. The remaining two adopted in the current year are: IFRIC 11 IFRS 2 – Group and Treasury Share Transactions; and IFRIC 12 Service Concession Arrangements. The adoption of these Interpretations has not led to any changes in the Group's accounting policies.

The adoption of IFRIC 14 had the effect of clarifying the extent to which a surplus on a defined benefit pension scheme can be recognised in the balance sheet. The impact of this guidance on these financial statements was to limit to nil the £5.1 million surplus on the UK Income and Protection Plan and not recognise an asset in the balance sheet, as any economic benefit or recovery via refund or reduction in future contributions is not sufficiently certain.

In addition, the Group has elected to adopt early the following in advance of its effective date: IAS 23 (Revised) *Borrowing Costs* (effective for accounting periods beginning on or after 1 January 2009). The revisions made to IAS 23 have no impact on the Group's accounting policies. The principal change to the Standard, which was to eliminate the previously available option to expense all borrowing costs as incurred, has no impact on these financial statements because it has always been the Group's accounting policy to capitalise borrowing costs incurred on qualifying assets.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 1 and IAS 27 (amended): Cost of Investment in Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 (Amended): Share-Based Payment – Vesting Conditions and Cancellations
IFRS 3 (Revised Jan 2008): Business Combinations
IFRS 8: Operating Segments

IAS 1 (Amended): Presentation of Financial Statements
IAS 39 and IFRS 7 (Amended): Financial Instruments
IAS 32 and IAS 1 (Amended): Puttable Financial Instruments and Obligations arising on Liquidation

IFRIC 13: Customer Loyalty Programmes
IFRIC 15: Agreements for the Construction of Real Estate
IFRIC 16: Hedges of a Net Investment in Overseas Operations
IFRIC 17: Distribution of Non-Cash Assets

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group, except for the impact on accounting for business combinations when the amendments to IFRS 3 become effective, which for the Group will be the year ending 31 December 2010.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the parent company and all subsidiary undertakings under the acquisition method of accounting.

The results of subsidiary undertakings acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Control is achieved where the Company has the power to govern the financial and operating policies of an investee so as to obtain benefits from activities.

Goodwill on acquisitions, being the excess of the fair value of the consideration paid over the fair value of the identifiable assets and liabilities acquired, is capitalised and tested for impairment on an annual basis. Goodwill arising on acquisitions in the year ended 31 December 1997 and earlier periods was written off to reserves in accordance with the accounting standards then in force. Goodwill arising on acquisitions between 1 January 1998 and 31 December 2003 was amortised on a straight-line basis over its useful economic life, with a maximum life of 20 years, again in accordance with the accounting standards then in force. As permitted by current accounting standards, the goodwill previously written off to reserves or amortised through the profit and loss account has not been reinstated in the balance sheet.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through participation in the financial and operating policy decisions of the investee. The consolidated financial statements include the Group's share of the post-acquisition reserves of all such companies.

Investments

In the Group's financial statements, investments in associated undertakings are stated at cost plus the Group's share of post-acquisition reserves less provision for impairment.

Foreign Currencies

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to equity. All other translation differences are taken to the income statement, with the exception of differences on foreign currency borrowing and derivative instruments to the extent that they are used to provide a hedge against the Group's equity investments in overseas operations, which are taken to equity together with the exchange difference on the net investment in those operations.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Operating Profit

Operating profit is stated after charging restructuring costs and after the share of results of associates but before investment income and finance costs.

Derivative Financial Instruments and Hedge Accounting

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross-currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately, and is included in the 'other gains and losses' line of the income statement.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognised immediately, and is included in the operating profit line of the income statement. Gains and losses deferred in the foreign currency translation reserve are recognised in profit or loss on disposal of the foreign operation.

Changes in the fair value of the derivative financial instruments classified as fair value through profit or loss ('FVTPL') and those that do not qualify for hedge accounting are recognised in the income statement as they arise, and are included in the operating profit line of the income statement. Any interest earned or paid on financial instruments at FVTPL is charged to net interest. Fair value is determined in the manner described in note 17.

During the year the Group changed its definition of net debt to exclude the fair value of cross-currency swaps, as these amounts are excluded from the definition of net debt for bank covenant calculation purposes, and the directors therefore believe that this is a more meaningful representation of the Group's position relative to its financial covenants. The fair value of cross-currency swaps is included in other receivables or other payables within the balance sheet.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are accounted for at the trade date.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deemed deposits, and other short-term highly-liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group excluding intercompany transactions, sales by associated undertakings and sales taxes.

Within the engine overhauls business, turnover and associated profit are recognised on a percentage of completion basis once the terms of the contract have been agreed with the customer and the ultimate profitability of the contract can be determined with reasonable certainty.

Research and Development Expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Post-Retirement Benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries.

Property, Plant and Equipment

Property, plant and equipment is stated in the balance sheet at cost less accumulated depreciation and provision for impairments. Depreciation is provided on the cost of property, plant and equipment less estimated residual value and is calculated on a straight-line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3-18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of Assets

At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Intangible Assets

Licences are shown at amortised cost. Amortisation provided on the cost of licences is calculated on a straight-line basis over the useful life of the licences.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight-line basis over the useful life of the software.

The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight-line basis over its useful life.

Share-Based Payments

The Group operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Group revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight-line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight-line basis over the lives of the leases.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated using the first in first out method in the Flight Support segment, and weighted average method in the Aftermarket Services and Systems segment. Provision is made for slow moving or obsolete inventory as appropriate.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes. Current tax is calculated at tax rates which have been enacted or substantially enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at tax rates which have been enacted or substantially enacted at the balance sheet date and that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill, intangible and tangible fixed assets

Determining whether goodwill, intangible or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash-generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill, intangible and tangible fixed assets at the balance sheet date was £526.8 million, £112.3 million and £407.7 million respectively.

Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 8 and 9.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £23.3 million. As at the balance sheet date the update of the actuarial valuation of the UK Income and Protection Plan indicates a surplus of £5.1 million. In accordance with IAS 19, IFRIC 14 and the Group's accounting policies, the surplus has been restricted and no asset has been recognised in the balance sheet, as any economic benefit or recovery via refund or reduction in future contributions is not sufficiently certain. Details regarding the carrying value and assumptions used in arriving at the carrying values are provided in note 19.

1. Segmental information

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated corporate £m	Total continuing £m
2008					
External revenue	705.9	450.2	1,156.1	-	1,156.1
Underlying operating profit	64.8	55.5	120.3	(10.6)	109.7
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims	(1.4)	(3.2)	(4.6)	(0.4)	(5.0)
Segment result*	63.4	52.3	115.7	(11.0)	104.7
Underlying operating margin	9.2%	12.3%	10.4%	-	9.5%
Investment income					35.1
Finance costs					(55.6)
Profit before tax					84.2
Tax					(21.3)
Profit for the period					62.9

* Segment result includes £1.0 million profit of associates within Flight Support.

Other information					
Capital additions	22.5	30.0	52.5	0.3	52.8
Depreciation and amortisation	24.6	11.0	35.6	0.1	35.7

Balance sheet					
Assets					
Segment assets	878.1	556.2	1,434.3	81.8	1,516.1
Investments in associates	2.5	-	2.5	-	2.5
Tax recoverable					1.4
Cash and cash equivalents					98.4
Consolidated total assets					1,618.4
Liabilities					
Segment liabilities	(132.3)	(102.9)	(235.2)	(215.1)	(450.3)
Tax liabilities					(77.3)
Finance lease and loan liabilities					(652.8)
Consolidated total liabilities					(1,180.4)

1. Segmental information continued

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated corporate £m	Total continuing £m
2007					
External revenue	579.5	399.9	979.4	-	979.4
Underlying operating profit	72.2	43.2	115.4	(9.7)	105.7
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	(9.7)	34.2	24.5	(0.1)	24.4
Segment result*	62.5	77.4	139.9	(9.8)	130.1
Underlying operating margin	12.5%	10.8%	11.8%	-	10.8%
Investment income					44.8
Finance costs					(64.1)
Profit before tax					110.8
Tax					(23.6)
Profit for the period					87.2

*Segment result includes £1.1 million profit of associates within Flight Support.

Other information					
Capital additions	20.6	19.0	39.6	0.2	39.8
Depreciation and amortisation	19.6	10.3	29.9	0.2	30.1

Balance sheet					
Assets					
Segment assets	579.1	396.2	975.3	59.9	1,035.2
Investments in associates	1.6	-	1.6	-	1.6
Tax recoverable					3.4
Cash and cash equivalents					99.2
Consolidated total assets					1,139.4
Liabilities					
Segment liabilities	(90.5)	(51.8)	(142.3)	(94.4)	(236.7)
Tax liabilities					(63.0)
Finance lease and loan liabilities					(467.8)
Consolidated total liabilities					(767.5)

1. Segmental information continued

Geographical Segments	Revenue By destination £m	Revenue By origin £m	Capital additions £m	Segment assets £m
2008				
United Kingdom	**143.2**	**205.3**	**3.8**	**238.1**
Mainland Europe	**82.8**	**28.5**	**0.5**	**40.4**
North America	**868.2**	**918.7**	**48.4**	**1,228.9**
Rest of World	**61.9**	**3.6**	**0.1**	**8.7**
	1,156.1	**1,156.1**	**52.8**	**1,516.1**
2007				
United Kingdom	136.5	197.0	12.2	200.4
Mainland Europe	68.1	24.5	2.6	28.3
North America	722.5	754.6	24.9	799.0
Rest of World	52.3	3.3	0.1	7.5
	979.4	979.4	39.8	1,035.2

An analysis of the Group's revenue for the year is as follows:

	2008 £m	2007 £m
Sales of goods	**534.8**	429.2
Revenue from services	**621.3**	550.2
	1,156.1	979.4

A portion of the Group's revenue from the sale of goods and services denominated in foreign currencies is cash flow hedged. The amounts disclosed above for revenue from the sale of goods include the recycling of the effective amount of the foreign currency derivatives that are used to hedge foreign currency revenue. The amount included in revenue is a loss of £5.5 million (2007: gain £2.1 million).

2. Profit for the year

Profit for the year has been arrived at after charging/(crediting):

Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims

Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims included within operating profit amounted to a charge of £5.0 million (2007: credit £24.4 million). The main items included within this are:

2008: Administrative expenses of £2.1 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3; restructuring costs of £8.2 million relating to a number of restructuring initiatives; and, other operating income of £5.3 million relating to compensation from the US Department of Transport following the closure of Washington Reagan National airport in 2001.

2007: Administrative expenses of £0.8 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3; restructuring costs of £5.6 million relating to a number of restructuring initiatives; an impairment loss on an investment in an associated company in Brazil of £7.6 million; and, a total gain on the disposal of Oxford Aviation Training and Oxford Airport of £38.4 million.

On the face of the income statement underlying profit is shown before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims because the directors consider that this gives a useful indication of underlying performance.

Other

	2008 £m	2007 £m
Net foreign exchange (gains)/losses	**(1.6)**	(0.1)
Research and development costs	**1.6**	1.5
Depreciation and impairment of property, plant and equipment	**30.9**	26.9
Amortisation of intangible assets (included in administration expenses)	**3.5**	2.4
Amortisation of intangible assets (included in cost of sales)	**1.3**	0.8
Total depreciation and amortisation expense	**35.7**	30.1
Total employee costs	**276.1**	257.2
Cost of inventories recognised as an expense	**566.5**	502.1

2. Profit for the year continued

The analysis of auditor's remuneration is as follows:

	2008 £m	2007 £m
Fees payable to the Company's auditors for the audit of the Group's annual accounts	**1.4**	1.3
Fees payable to the Company's auditors and their associates for other services to the Group		
The audit of the Company's subsidiaries pursuant to legislation	**0.1**	0.1
Total audit fees	**1.5**	1.4
Other services pursuant to legislation		
Tax services	**–**	–
Recruitment and remuneration services	**–**	–
Other	**0.1**	–
	0.1	–
Fees payable to the Company's auditors and their associates in respect of associated pension schemes		
Audit	**0.1**	–
	0.1	–
Total fees payable to the Company's auditors	**1.7**	1.4

3. Investment income, finance costs and other gains and losses

	2008 £m	2007 £m
Interest on bank deposits	**32.4**	39.2
Net finance income from pension schemes	**2.4**	3.9
Fair value gains on interest rate swaps designated as cash flow hedges transferred from equity	**0.3**	1.7
Total investment income	**35.1**	44.8
Interest on bank loans and overdrafts	**(50.9)**	(62.3)
Interest on obligations under finance leases	**(1.2)**	(1.6)
Other finance costs	**(0.9)**	(0.9)
Total borrowing costs	**(53.0)**	(64.8)
Less amounts included in the cost of qualifying assets	**0.5**	0.7
Fair value losses on interest rate swaps designated as cash flow hedges transferred from equity	**(3.1)**	–
Total finance costs	**(55.6)**	(64.1)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.6% to expenditure on such assets.

4. Income tax expense

	2008 £m	2007 £m
Current tax	**17.8**	16.3
Adjustments in respect of prior years – current tax	**(1.2)**	0.5
Deferred tax (note 20)	**7.6**	8.3
Adjustments in respect of prior years – deferred tax (note 20)	**(2.9)**	(1.5)
Income tax expense for the year	**21.3**	23.6

Domestic income tax is calculated at 28% (2007: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	2008 £m	2007 £m
Profit before tax:	**84.2**	110.8
Tax at the rates prevailing in the relevant tax jurisdictions 32.2% (2007: 35.8%)	**27.1**	39.7
Tax effect of expenses that are not deductible in determining taxable profit	**2.4**	(3.6)
Items on which deferred tax has not been recognised	**(9.1)**	(1.3)
Changes in tax legislation	**2.5**	–
Difference in tax rates on overseas earnings	**2.5**	–
Tax rate changes	**–**	1.2
Capital gains	**–**	(11.3)
Adjustments in respect of prior years	**(4.1)**	(1.1)
Tax expense for the year	**21.3**	23.6

The applicable tax rate of 32.2% (2007: 35.8%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, a current tax credit of £(2.2) million (2007: credit £(2.9) million) and a deferred tax credit of £(4.2) million (2007: credit £(0.5) million) has been recognised in equity in the year.

5. Dividends

On 23 May 2008, the 2007 final dividend of 5.35p per share (total dividend £22.1 million) was paid to shareholders. In May 2007, the 2006 final dividend paid was 5.0p per share (total dividend £20.6 million).

On 7 November 2008, the 2008 interim dividend of 2.30p per share (total dividend £9.5 million) was paid to shareholders. In November 2007, the 2007 interim dividend paid was 2.25p per share (total dividend £9.3 million).

In respect of the current year, the directors propose that a final dividend of 5.30p per share will be paid to shareholders on 22 May 2009. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with IAS 10 "Post Balance Sheet Events" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 13 March 2009. The total estimated dividend to be paid is £21.9 million.

The Company intends to withdraw the Dividend Reinvestment Plan and instead, subject to shareholder approval, the Company proposes to operate a Scrip Dividend Scheme which provides shareholders with the opportunity to receive their dividends in the form of new ordinary shares in the Company instead of cash. Accompanying this report is a separate circular setting out the terms and conditions of the proposed Scrip Dividend Scheme. Mandate forms containing elections to join the Scrip Dividend Scheme must be received by the Company's registrar no later than 23 April 2009 in order to be effective for the 2008 final dividend.

Dividend payments to minority shareholders during the year totalled £0.3 million (2007: £0.1 million).

6. Earnings per share

	2008 £m	2007 £m
Basic:		
Earnings		
Profit for the period	**62.9**	87.2
Minority interests	**(0.1)**	0.2
Basic earnings attributable to ordinary shareholders	**62.8**	87.4
Restructuring costs and amortisation of acquired intangibles net of gains on disposal and claims after tax	**3.3**	(24.1)
Adjusted earnings	**66.1**	63.3
Diluted:		
Earnings		
Basic earnings attributable to ordinary shareholders	**62.8**	87.4
Diluted earnings attributable to ordinary shareholders	**62.8**	87.4
Restructuring costs and amortisation of acquired intangibles net of gains on disposal and claims after tax	**3.3**	(24.1)
Adjusted diluted earnings	**66.1**	63.3
Number of shares		
Weighted average number of 29 16/21p ordinary shares:		
For basic earnings per share	**411.1**	412.2
Exercise of share options	**0.8**	1.4
For diluted earnings per share	**411.9**	413.6
Earnings per share		
Basic:		
Adjusted	**16.1p**	15.4p
Unadjusted	**15.3p**	21.2p
Diluted:		
Adjusted	**16.0p**	15.3p
Unadjusted	**15.2p**	21.1p

Adjusted earnings per share is shown calculated on earnings before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses and claims because the directors consider that this gives a useful indication of underlying performance.

7. Employees

	2008 number	2007 number
Average monthly number (including Executive Directors)		
By segment		
Flight Support	**8,435**	8,286
Aftermarket Services & Systems	**2,178**	2,334
	10,613	10,620
By region		
United Kingdom	**2,066**	2,309
Mainland Europe	**143**	132
North America	**8,350**	8,124
Rest of World	**54**	55
	10,613	10,620

	£m	£m
Employment costs		
Wages and salaries	**246.2**	229.1
Social security costs	**22.4**	20.7
Pension costs	**7.5**	7.4
	276.1	257.2

8. Intangible assets

	Goodwill 2008 £m	Licences & Other 2008 £m	Total 2008 £m	Goodwill 2007 £m	Licences & Other 2007 £m	Total 2007 £m
Cost						
Beginning of year	**340.2**	**55.0**	**395.2**	314.1	33.4	347.5
Exchange adjustments	**129.9**	**30.5**	**160.4**	(1.7)	(0.2)	(1.9)
Acquisitions	**56.6**	**22.8**	**79.4**	40.1	18.9	59.0
Additions	**–**	**28.1**	**28.1**	–	3.5	3.5
Disposals	**–**	**(0.1)**	**(0.1)**	–	(0.2)	(0.2)
Disposals of subsidiaries	**–**	**–**	**–**	(13.8)	(0.9)	(14.7)
Transfers (to)/from other asset categories	**(0.2)**	**0.7**	**0.5**	–	0.5	0.5
Acquisitions in prior years	**0.3**	**–**	**0.3**	1.5	–	1.5
End of year	**526.8**	**137.0**	**663.8**	340.2	55.0	395.2
Amortisation						
Beginning of year	**–**	**(14.9)**	**(14.9)**	–	(12.5)	(12.5)
Exchange adjustments	**–**	**(5.0)**	**(5.0)**	–	0.1	0.1
Amortisation charge for the year	**–**	**(4.8)**	**(4.8)**	–	(3.2)	(3.2)
Disposals	**–**	**–**	**–**	–	0.2	0.2
Disposals of subsidiaries	**–**	**–**	**–**	–	0.5	0.5
End of year	**–**	**(24.7)**	**(24.7)**	–	(14.9)	(14.9)
Carrying amount						
End of year	**526.8**	**112.3**	**639.1**	340.2	40.1	380.3

Licences are amortised over the period to which they relate, which is on average 18 years. Where a licence has an indefinite life it is not amortised but is instead subject to annual impairment review. Other intangible assets are amortised over their estimated useful lives which is on average 10 years.

The £0.3 million increase to goodwill on acquisitions in prior years (2007: £1.5 million) arises as a result of the finalisation of fair value exercises.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2008 £m	2007 £m
Flight Support		
ASIG US	**102.5**	74.2
Signature US	**215.5**	109.5
Signature UK	**16.3**	13.7
Executive Beechcraft	**26.4**	19.2
Other – (several CGUs)	**33.2**	25.0
Aftermarket Services & Systems		
Dallas Airmotive	**58.1**	40.1
H+S Aviation	**10.7**	10.7
Ontic Engineering & Manufacturing	**29.1**	21.1
Other – (several CGUs)	**35.0**	26.7
	526.8	340.2

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and any risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The key assumptions used in constructing the 2009-2011 plans were that:
- Signature, ASIG and Engine Repair & Overhaul are impacted by a further reduction in flying activity in 2009. A return to modest growth rates is assumed from 2010 onwards;
- Legacy Support continues to grow supported by new licences and its exposure to the military sector; and
- APPH is relatively stable with weakness in business and general aviation offset by sales on military programmes.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 3.0%. This rate is well below the average long-term growth rate for the relevant markets. In the case of Signature US and ASIG US value in use would be broadly equal to carrying value in the event that the estimated growth rate fell to 1.0%. With the exception of Signature US and ASIG US management believes that there are no reasonably possible changes which would result in the carrying amount of the CGUs exceeding the recoverable amounts. The rate used to discount the forecast cash flows is 10.2% which is the Group's weighted average cost of capital.

9. Property, plant and equipment

	Land and buildings 2008 £m	Fixtures and equipment 2008 £m	Total 2008 £m	Land and buildings 2007 £m	Fixtures and equipment 2007 £m	Total 2007 £m
Cost or valuation						
Beginning of year	**288.9**	**240.9**	**529.8**	285.5	244.4	529.9
Exchange adjustments	**104.4**	**66.7**	**171.1**	(2.7)	(1.6)	(4.3)
Transfers (to)/from other asset categories	**–**	**(8.8)**	**(8.8)**	(1.4)	(2.1)	(3.5)
Acquisition of businesses	**5.5**	**0.1**	**5.6**	15.8	0.6	16.4
Additions	**8.0**	**22.2**	**30.2**	14.3	21.9	36.2
Disposals	**(0.3)**	**(4.7)**	**(5.0)**	(2.1)	(5.7)	(7.8)
Asset write downs	**(0.6)**	**(8.8)**	**(9.4)**	(1.0)	(1.9)	(2.9)
Disposals of subsidiaries	**–**	**–**	**–**	(19.5)	(14.7)	(34.2)
End of year	**405.9**	**307.6**	**713.5**	288.9	240.9	529.8
Accumulated depreciation and impairment						
Beginning of year	**90.9**	**128.5**	**219.4**	86.8	126.7	213.5
Exchange adjustments	**36.2**	**34.4**	**70.6**	(0.8)	(0.7)	(1.5)
Transfers (to)/from other asset categories	**(0.1)**	**(5.8)**	**(5.9)**	–	(1.2)	(1.2)
Depreciation charge for the year	**14.1**	**16.8**	**30.9**	11.9	15.0	26.9
Disposals	**(0.2)**	**(3.8)**	**(4.0)**	(1.5)	(4.6)	(6.1)
Asset write downs	**(0.2)**	**(5.0)**	**(5.2)**	(1.0)	(1.4)	(2.4)
Disposals of subsidiaries	**–**	**–**	**–**	(4.5)	(5.3)	(9.8)
End of year	**140.7**	**165.1**	**305.8**	90.9	128.5	219.4
Carrying amount						
End of year	**265.2**	**142.5**	**407.7**	198.0	112.4	310.4

	2008 £m	2007 £m
Capital commitments		
Capital expenditure contracted but not provided for	**3.0**	1.4

The carrying amount of the Group's fixtures and equipment includes an amount of £8.1 million (2007: £5.6 million) in respect of assets held under finance leases.

Where assets have been written down or impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.2% which is the Group's weighted average cost of capital.

10. Investments in associates

	2008 £m	2007 £m
Cost of investment in associates	**1.2**	0.6
Share of post-acquisition profit, net of dividends received	**1.3**	1.0
	2.5	1.6

The investments in associates relates to a number of small investments within the Flight Support segment.

Aggregated amounts relating to associates	2008 £m	2007 £m
Total assets	**17.3**	15.1
Total liabilities	**(13.7)**	(11.6)
Net assets	**3.6**	3.5

	2008 £m	2007 £m
Revenue	**159.4**	124.9
Profit for the year	**2.6**	2.4
Group's share of profit for the year	**1.0**	1.1

In 2007 an investment in Lider in Brazil was written down by £7.6 million after discussions with other shareholders regarding our future participation led to a reconsideration of the influence that we could exert on future strategy.

11. Inventories

	2008 £m	2007 £m
Raw materials	**117.8**	89.0
Work-in-progress	**17.8**	17.9
Finished goods	**36.2**	35.0
	171.8	141.9

A significant proportion of the increase in inventories relates to movements in exchange rates.

12. Other financial assets

Trade and other receivables	Note	2008 £m	2007 £m
Amounts due within one year			
Trade receivables		**183.8**	124.8
Other receivables, prepayments and accrued income		**74.9**	52.5
Derivative financial instruments	17	**20.9**	8.4
Trade and other receivables due within one year		**279.6**	185.7
Amounts due after one year			
Trade and other receivables		**17.9**	16.7
Derivative financial instruments	17	**–**	0.2
Trade and other receivables due after one year		**17.9**	16.9
		297.5	202.6

A significant proportion of the increase in trade and other receivables relates to movements in exchange rates.

Trade receivables

An allowance has been made for estimated irrecoverable amounts from the sale of goods and services of £5.1 million (2007: £2.3 million). This allowance has been determined by reference to past default experience.

Included in the Group's trade receivables balances are debtors with a carrying amount of £40.2 million (2007: £24.0 million) which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances. The average age of these receivables is 60 days (2007: 65 days).

12. Other financial assets continued

Ageing of past due but not impaired receivables	2008 £m	2007 £m
30 – 60 days	**27.4**	15.4
60 – 90 days	**7.8**	4.1
90 – 120 days	**2.5**	1.4
over 120 days	**2.5**	3.1
	40.2	24.0

Movement in the allowance for doubtful debts	2008 £m	2007 £m
Beginning of year	**(2.3)**	(3.4)
Exchange adjustments	**(1.3)**	–
Amounts written off as uncollectible	**1.4**	2.3
Charged	**(2.9)**	(1.2)
End of year	**(5.1)**	(2.3)

In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the allowance for doubtful debts. The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Ageing of impaired trade receivables	2008 £m	2007 £m
90 – 120 days	**1.9**	1.6
over 120 days	**0.9**	0.6
	2.8	2.2

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables, finance lease receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade and finance lease receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

13. Trade and other payables

	Note	2008 £m	2007 £m
Amounts due within one year			
Trade payables		**104.0**	73.5
Other taxation and social security		**4.7**	3.6
Other payables		**66.2**	47.1
Accruals and deferred income		**89.5**	62.0
Derivative financial instruments	17	**12.8**	7.3
		277.2	193.5
Amounts due after one year			
Trade and other payables		**11.3**	8.2
Derivative financial instruments	17	**116.1**	1.5
		127.4	9.7
		404.6	203.2

A significant proportion of the increase in trade and other payables relates to movements in exchange rates.

The directors consider that the carrying amount of trade and other payables approximates their fair value.

The average age of trade creditors was 32 days (2007: 34 days).

14. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2008 £m	2007 £m	2008 £m	2007 £m
Amounts payable under finance leases				
Within one year	**1.8**	1.7	**0.7**	0.6
In the second to fifth years inclusive	**6.8**	6.0	**2.7**	1.9
After five years	**37.9**	31.0	**31.1**	23.0
	46.5	38.7	**34.5**	25.5
Less: future finance charges	**(12.0)**	(13.2)	**N/A**	N/A
Present value of lease obligations	**34.5**	25.5	**34.5**	25.5
Less: Amount due for settlement within 12 months (shown under current liabilities)			**(0.7)**	(0.6)
			33.8	24.9

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is four years for equipment and 26 years for FBO leasehold improvements. For the year ended 31 December 2008, the average effective borrowing rate for continuing operations was 3.5% (2007: 5.4%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

All of the Group's finance lease obligations are denominated in US Dollars.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' charges over the leased assets.

15. Operating lease arrangements
The Group as lessee

	2008 £m	2007 £m
Minimum lease payments under operating leases recognised as an expense in the year	**40.0**	33.7

At the balance sheet date, the Group has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2008 £m	2007 £m
Within one year	**56.5**	38.9
In the second to fifth years inclusive	**195.2**	135.0
After five years	**513.0**	313.7
	764.7	487.6

Operating lease payments represent amounts payable by the Group for certain of its office properties, plants, FBOs, and equipment. Leases are negotiated for an average term of 11 years for office properties, seven years for plants and warehouses, 26 years for FBOs, and six years for equipment. Rentals are generally fixed or adjusted based on inflation.

The total future minimum sub-lease payments expected to be received under non-cancellable sub-leases at 31 December 2008 were £36.4 million (2007: £43.3 million).

16. Bank overdraft and loans

	2008 £m	2007 £m
Bank overdrafts	**14.8**	21.9
Bank loans	**598.6**	416.4
Loans other than from banks	**4.9**	4.0
	618.3	442.3
The borrowings are repayable as follows:		
On demand or within one year	**18.1**	25.6
In the second year	**2.4**	2.0
In the third to fifth years inclusive	**597.6**	414.5
After five years	**0.2**	0.2
	618.3	442.3
Less: Amount due for settlement within 12 months (shown under current liabilities)	**(18.1)**	(25.6)
Amount due for settlement after 12 months	**600.2**	416.7

The fair value of the Group's borrowings are not materially different from their carrying values.

A significant proportion of the increase in bank overdrafts and loans relates to movements in exchange rates.

16. Bank overdraft and loans continued

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
31 December 2008					
Bank overdrafts	**7.7**	**5.3**	**1.2**	**0.6**	**14.8**
Bank loans	**16.9**	**579.1**	**–**	**2.6**	**598.6**
Loans other than from banks	**0.2**	**4.5**	**–**	**0.2**	**4.9**
	24.8	**588.9**	**1.2**	**3.4**	**618.3**
31 December 2007					
Bank overdrafts	17.8	2.1	1.2	0.8	21.9
Bank loans	–	362.0	52.2	2.2	416.4
Loans other than from banks	0.2	3.7	–	0.1	4.0
	18.0	367.8	53.4	3.1	442.3

The average interest rates on borrowings are as follows:

	2008	2007
Sterling	**5.4%**	6.5%
US Dollar	**3.8%**	5.8%
Euros	**4.5%**	4.3%

All borrowings are arranged at floating rates thus exposing the Group to cash flow interest rate risk. This cash flow interest rate risk is managed by the use of interest rate swaps in accordance with pre-agreed policies and authority limits. As at 31 December 2008, 50% of the Group's borrowings were fixed at a weighted average interest rate of 4.3% for a weighted average period of 1.3 years.

Bank overdrafts are repayable on demand. All bank loans are unsecured.

The effective interest rates on borrowings are not materially different from their nominal interest rates.

The Group has three bank loan facilities totalling $1,175.0 million (2007: $900.0 million). The primary facility is a multicurrency revolving credit facility dated 7 September 2007 for $900.0 million which is due to expire in September 2012. In addition, the Group has a $175.0 million multicurrency revolving credit facility dated 27 August 2008 which is due to expire in August 2011, and a $100.0 million multicurrency revolving credit facility dated 26 August 2008 which is due to expire in August 2009 with an option for the Group to extend to August 2010. These facilities are unsecured committed bank facilities and are subject to cross-default.

At 31 December 2008, the Group had available $315.4 million (2007: $77.7 million) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

17. Derivative financial instruments

Categories of financial instruments

The table below details the categories of financial instruments across the Group and the carrying values of each category:

	2008 Carrying Value £m	2007 Carrying Value £m
Financial assets		
Fair value through profit and loss – held for trading†	**20.5**	7.9
Derivative instruments in designated hedge accounting relationships	**0.4**	0.7
Loans and receivables (including cash and cash equivalents)	**293.1**	232.1
	314.0	240.7
Financial liabilities		
Fair value through profit and loss – held for trading†	**(1.4)**	(0.1)
Derivative instruments in designated hedge accounting relationships	**(127.5)**	(8.7)
Amortised cost	**(786.1)**	(563.9)
	(915.0)	(572.7)

† The amounts detailed above as fair value through profit and loss – held for trading do not relate to speculative transactions. They relate to foreign exchange contracts which are not designated in a formal hedging relationship and are used to hedge foreign currency flows through the BBA Aviation plc Company bank accounts and to ensure that the Group is not exposed to foreign exchange risk through the management of its international cash management structure.

17. Derivative financial instruments continued

Derivative financial instruments

The fair values of all derivative financial instruments shown in the table below are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and other payables. The notional amounts of the derivative financial instruments detailed in the table below are based on the contractual gross amounts as at the balance sheet date.

	2008				2007			
	Asset		**Liability**		Asset		Liability	
	Fair value £m	**Notional amount £m**	**Fair value £m**	**Notional amount £m**	Fair value £m	Notional amount £m	Fair value £m	Notional amount £m
Cash flow hedges								
Interest rate swaps	**–**	**–**	**(13.1)**	**(402.8)**	0.2	(90.5)	(1.2)	(100.5)
Foreign exchange forward contracts	**0.4**	**1.7**	**(16.7)**	**(76.1)**	0.5	(17.3)	(0.9)	(32.9)
Net investment hedges								
Cross-currency swaps	**–**	**–**	**(97.7)**	**(430.5)**	–	–	(6.6)	(338.9)
Derivatives not in a formal hedge relationship								
Foreign exchange forward contracts	**20.5**	**228.9**	**(1.4)**	**(49.8)**	7.9	276.2	(0.1)	2.3
	20.9	**230.6**	**(128.9)**	**(959.2)**	8.6	168.4	(8.8)	(470.0)

The maturity of derivative financial instruments is as follows:

	2008		2007	
	Asset Fair Value £m	**Liability Fair Value £m**	Asset Fair Value £m	Liability Fair Value £m
Current				
Less than 1 year	**20.9**	**(12.8)**	8.4	(7.3)
Total current	**20.9**	**(12.8)**	8.4	(7.3)
Non-current				
1 – 2 years	**–**	**(8.8)**	–	(1.4)
2 – 3 years	**–**	**(98.2)**	0.2	(0.1)
3 – 4 years	**–**	**(0.3)**	–	–
4 – 5 years	**–**	**(8.6)**	–	–
More than 5 years	**–**	**(0.2)**	–	–
Total non-current	**–**	**(116.1)**	0.2	(1.5)
	20.9	**(128.9)**	8.6	(8.8)

Collateral

As part of the Group's management of its insurable risks a proportion of this risk is managed through self insurance programmes operated by its captive insurance company, BBA Aviation Insurances Limited, based in the Isle of Man. This company is a wholly-owned subsidiary of the Group and premiums paid are held to meet future claims. The cash balances held by the company are reported on the balance sheet within cash and cash equivalents. As is usual practice for captive insurance companies some of this cash is used as collateral against contingent liabilities (standby letters of credit) that have been provided to certain external insurance companies.

The table below details the contractual amount and maturity of the cash balances that have been pledged as collateral for these contingent liabilities:

	2008			2007		
	US Dollar £m	**Sterling £m**	**Total £m**	US Dollar £m	Sterling £m	Total £m
BBA Aviation Insurances Limited	**8.5**	**1.0**	**9.5**	10.2	6.0	16.2
Total	**8.5**	**1.0**	**9.5**	10.2	6.0	16.2
Current						
Less than 1 year	**8.5**	**1.0**	**9.5**	10.2	6.0	16.2
Total current	**8.5**	**1.0**	**9.5**	10.2	6.0	16.2

The standby letters of credit have been issued via bank facilities that BBA Aviation Insurances Limited has in place. The amount of these facilities correspond to the amounts pledged as detailed in the table above. The amounts pledged are usually for less than one year and are secured by a general counter indemnity and a letter of set-off in the bank's standard form over the cash balances of the captive insurance company.

17. Derivative financial instruments continued

Financial Risk Factors

Our activities expose us to a variety of financial risks: market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. Overall our risk management policies and procedures focus on the uncertainty of financial markets and seeks to manage and minimise potential financial risks through the use of derivative financial instruments. The Group does not undertake speculative transactions for which there is no underlying financial exposure.

Risk management is carried out by a central treasury department under policies approved by the Board of Directors of BBA Aviation plc. This department identifies, evaluates and hedges financial risks in close co-operation with our subsidiaries. The treasury policies cover specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and the investment of excess liquidity. These policies are outlined further as described on page 53.

Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt to equity balance. The capital structure of the Group consists of debt, cash and cash equivalents and equity attributable to equity holders of the parent comprising capital, reserves and retained earnings.

The Group's policy is to borrow centrally to meet anticipated funding requirements. These borrowings, together with cash generated from the operations, are on-lent or contributed as equity to subsidiaries at market-based interest rates and on commercial terms and conditions.

The Group is subject to two main covenant requirements under its three main credit facilities: maximum net debt to underlying EBITDA of 3.5 times and minimum net interest cover of 3.0 times. In the event of a weakening of sterling against other currencies, the Group has the ability to test the net debt to EBITDA covenant at average rates. The Group complied with these covenants during the year. In the primary $900 million facility the Group has the option of increasing the net debt to EBITDA covenant to 4.25 times for six months and 4.0 times for a further 12 months following a 12 month period in which it has invested more than $100 million in acquisitions in an OECD country. After this period the covenant would return to 3.5 times. This acquisition spike is not incorporated in the two smaller facilities.

Market Risk

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in foreign currency exchange rates and interest rates. The Group has well defined policies for the management of these risks and the management of these risks includes the use of derivative financial instruments.

(i) Foreign Exchange Risk

The Group has significant overseas businesses whose revenues, cash flows, assets and liabilities are mainly denominated in the currency of the countries in which the operations are located. The Group is, therefore, exposed to foreign currency translation risk from the translation of these overseas operations financial statements into Sterling. The Group's policy is not to hedge the income statement translation exposure since such hedges have only a temporary effect. However, it is the Group's policy to maintain the majority of its debt in the currencies of our operating subsidiaries and it is the Group's policy that the foreign currency balance sheet translation risk is hedged between 50% and 85% through the use of foreign currency denominated loans, cross-currency swaps and forward foreign currency contracts.

The translation foreign exchange risk is measured by monitoring the value of the overseas net assets (excluding internal group financial loans) which are reported monthly as part of the management accounts reporting process and verifying these values against the net assets reported by the overseas subsidiaries within their statutory accounts.

	US Dollar £m	**Euros £m**	**Sterling £m**	**Other £m**	**2008 Total £m**	US Dollar £m	Euros £m	Sterling £m	Other £m	2007 Total £m
Net assets excluding intercompany cash/debt	**1,127.4**	**86.7**	**(782.5)**	**6.4**	**438.0**	762.5	160.2	(555.7)	4.9	371.9
Bank debt in the UK	**(579.2)**	**–**	**579.2**	**–**	**–**	(360.8)	(52.2)	413.0	–	–
Derivative effect – cross-currency swaps‡	**(381.9)**	**(48.5)**	**430.4**	**–**	**–**	(276.4)	(62.5)	338.9	–	–
Total hedge effect	**(961.1)**	**(48.5)**	**1,009.6**	**–**	**–**	(637.2)	(114.7)	751.9	–	–
Net asset position excl. intercompany debt post hedging effect	**166.3**	**38.2**	**227.1**	**6.4**	**438.0**	125.3	45.5	196.2	4.9	371.9

‡ Excludes the fair value of the cross-currency swaps as at the year end.

The fair value of currency derivatives that are designated and effective as net investment hedges amounting to a payable of £97.7 million (2007: payable £6.6 million) has been deferred in equity.

The Group manages its transactional foreign currency risk by hedging significant currency exposures in accordance with foreign exchange policies that our subsidiaries have in place which have been pre-agreed between Group Treasury and the subsidiary. Each foreign exchange policy is individually tailored to the foreign exchange exposures within the relevant subsidiary. Transaction currency risk is managed through the use of spot and forward foreign exchange contracts. All committed exposures are fully hedged 100% and where significant foreign currency exposures exist then we generally will also cover a percentage of the projected foreign currency flows depending on the certainty of these cash flows.

The transaction foreign exchange risk is measured by each subsidiary submitting monthly reports to Group Treasury which detail the foreign currency exposure reported on the balance sheet as committed exposures and, for those subsidiaries with significant foreign exchange transaction exposures, an additional report detailing the future projected foreign currency cash flows over the life of the policy. The pre-determined policy margin is shown against the projected exposures to determine whether there is a net exposure which needs to be hedged. If this is the case, then foreign exchange spot or forward contracts will be undertaken by Group Treasury on behalf of the relevant subsidiary with our relationship banks.

17. Derivative financial instruments continued
(i) **Foreign Exchange Risk** continued

	US Dollar £m	Euros £m	Other £m	2008 Total £m	US Dollar £m	Euros £m	Other £m	2007 Total £m
Net foreign exchange transaction cash flow exposure	**69.0**	**5.8**	**–**	**74.8**	48.8	6.8	–	55.6
Derivative effect – foreign exchange contracts spot/forwards	**(68.4)**	**(5.8)**	**–**	**(74.2)**	(48.2)	(6.5)	–	(54.7)
Net asset position excl. intercompany debt post hedging effect	**0.6**	**–**	**–**	**0.6**	0.6	0.3	–	0.9

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to £(16.3) million (2007: £(0.4) million) has been deferred in equity. A loss of £5.5 million (2007: gain £2.1 million) has been transferred to the income statement in respect of contracts that matured during the period.

Foreign exchange contracts that are not designated as cash flow hedges are used to hedge foreign currency flows through the BBA Aviation plc company bank accounts and to ensure that the Group is not exposed to foreign exchange risk through the management of its international cash pooling structure.

Changes in the fair value of foreign exchange contracts which have not been designated as cash flow hedges amounting to £74.1 million (2007: £34.3 million) have been transferred to administrative expenses in the income statement in the year.

(ii) Cash Flow Interest Rate Risk
The majority of the Group's debt and cash balances are based on floating interest rates which expose the Group to cash flow interest rate risk. A very small proportion of the Group's borrowings (£3.7 million) is issued at fixed interest rates and, therefore, overall the Group is not exposed to fair value interest rate risk. The Group's policy is to use a combination of debt and derivative instruments to fix proportions of the exposure for varying periods based upon the maturity profile and the expectation of future interest rates. The Group uses interest rate swaps to manage its exposure to the movements on these floating interest rates.

During 2008 and 2007, net debt was managed using derivative instruments to hedge cash flow interest rate risk as follows:

	Fixed Rate £m	Floating Rate £m	2008 Net Debt £m	Fixed Rate £m	Floating Rate £m	2007 Net Debt £m
Cash and cash equivalents	**–**	**98.4**	**98.4**	–	99.2	99.2
Bank overdrafts	**–**	**(14.8)**	**(14.8)**	–	(21.9)	(21.9)
Borrowings	**(3.7)**	**(599.8)**	**(603.5)**	(3.0)	(417.4)	(420.4)
Finance leases	**–**	**(34.5)**	**(34.5)**	–	(25.5)	(25.5)
Net debt	**(3.7)**	**(550.7)**	**(554.4)**	(3.0)	(365.6)	(368.6)
Derivative effect – cross-currency swaps	**–**	**(97.7)**	**(97.7)**	–	(6.6)	(6.6)
Derivative effect – cash flow interest rate swaps*	**(402.8)**	**389.7**	**(13.1)**	(191.0)	190.0	(1.0)
Net debt post derivative effect	**(406.5)**	**(258.7)**	**(665.2)**	(194.0)	(182.2)	(376.2)

* Mark-to-market value has been included within the floating rate amount. This is not booked to net debt but is recorded as a net loss in reserves.

During the year, management changed the definition of net debt to exclude the mark-to-market value of cross-currency swaps since they are excluded from the definition of net debt for covenant calculation purposes, and the directors therefore consider that this gives a better indication of the Group's financial position and performance against its key banking covenant. This had the effect of reducing net debt in 2007 from £375.2 million to £368.6 million. If the mark-to-market value of cross-currency swaps had been included in the definition of net debt in 2008, net debt would have been £652.1 million.

The fair value of interest rate swaps are designated and effective as cash flow hedges and the fair value of £13.1 million (2007: £(1.0) million) has been deferred in equity. A charge of £2.8 million (2007: credit £1.7 million) has been booked against hedged interest payments made in the period.

Credit Risk
Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. As part of the Group's operations, cash management and risk management activities we are exposed to counterparty risk arising on the financial assets that we have and the credit risk on outstanding derivative financial instruments.

Treasury Related Credit Risk
The Group aims to reduce counterparty risk by dealing with counterparties of strong credit standing as measured by financial credit ratings. All Treasury related activity is concentrated with relationship banks that provide unsecured committed facilities to the Group. Across the subsidiaries, wherever possible and where services can be provided efficiently and cost effectively, bank accounts, surplus cash and any hedging activity are concentrated and undertaken with relationship banks.

Each counterparty that we use for Treasury related activity, bank account activity and the investment of surplus cash is assigned a maximum credit limit dependent upon the counterparty's credit rating. This limit gives a maximum permitted amount of cash and Treasury related activity that can be held or undertaken with each counterparty. All counterparties must also have a short-term rating of A1/P1. Deposits are generally for short-term maturity of less than three months.

17. Derivative financial instruments continued

(ii) Cash Flow Interest Rate Risk continued

As at 31 December 2008 and 2007 we had a number of exposures to individual counterparties. These are within the maximum limits permissible under our policy and these exposures are continually monitored and reported. No individual exposure is considered significant in the ordinary course of treasury management activity and we do not expect any significant losses from non-performance by these counterparties.

Commercial Related Credit Risk

The Group's exposure to commercial related credit risk is primarily attributable to its trade and finance lease receivables and the amounts presented in the balance sheet are net of allowances for doubtful receivables. Sales to customers are settled in a number of different ways including cash, credit cards, cheques and electronic payment methods. A customer or potential customer is assessed on a case-by-case basis to determine whether credit terms will be provided. The Group does not expect any significant losses of receivables that have not been provided for as shown in note 12.

Liquidity Risk

The Group manages its liquidity requirements through the use of short-term and long-term cash flow forecasts. In addition to strong cash generation in the businesses the Group maintains unsecured committed borrowing facilities from a range of highly rated banks to mitigate this risk further. Headroom on our facilities is regularly evaluated and consistently monitored to ensure that the Group has adequate headroom and liquidity. The Group's main facility is a $900 million facility maturing in 2012. In 2008 the Group put in place an additional short-term $150 million facility and subsequently replaced this with a short-term $100 million facility and a three-year $175 million facility with a core group of its relationship banks.

The following table provides an analysis of the contractual undiscounted cash flows payable under the financial liabilities as at the balance sheet date:

	Bank loans £m	**Finance leases £m**	**Other loans £m**	**Trade creditors £m**	**2008 Total £m**	Bank loans £m	Finance leases £m	Other loans £m	Trade creditors £m	2007 Total £m
Due within one year	**28.9**	**1.8**	**3.4**	**122.1**	**156.2**	46.0	1.9	2.5	87.9	138.3
Due between one and two years	**15.0**	**1.7**	**1.1**	**3.8**	**21.6**	22.5	1.8	1.1	2.3	27.7
Due between two and three years	**87.4**	**1.7**	**–**	**0.4**	**89.5**	21.7	1.8	0.2	0.5	24.2
Due between three and four years	**529.6**	**1.7**	**0.1**	**–**	**531.4**	21.6	1.7	0.2	0.3	23.8
Due between four and five years	**–**	**1.7**	**0.2**	**–**	**1.9**	427.9	1.7	0.2	–	429.8
Due in more than five years	**–**	**37.9**	**0.2**	**7.0**	**45.1**	–	38.4	0.2	5.1	43.7
Total	**660.9**	**46.5**	**5.0**	**133.3**	**845.7**	539.7	47.3	4.4	96.1	687.5

The maturity profile of the Group's financial derivatives using undiscounted cash flows is as follows:

	2008 Payable £m	**2008 Receivable £m**	2007 Payable £m	2007 Receivable £m
Due within one year	**(242.9)**	**250.9**	(669.4)	670.5
Due between one and two years	**(30.3)**	**21.5**	(8.7)	7.4
Due between two and three years	**(433.1)**	**335.0**	(1.8)	1.8
Due between three and four years	**(2.0)**	**1.7**	–	–
Due between four and five years	**(8.6)**	**–**	–	–
Due in more than five years	**(0.2)**	**–**	–	–
Total	**(717.1)**	**609.1**	(679.9)	679.7

Sensitivity Analysis as at 31 December 2008

Financial instruments affected by market risk are derivative financial instruments. The following analysis is intended to illustrate the sensitivity to changes in foreign exchange rates and interest rates.

The sensitivity analysis has been prepared on the basis that the derivative portfolio and the proportion of derivatives hedging foreign exchange risk and cash flow interest rate risk are all constant and on the basis of hedge designations in place at 31 December 2008 and 31 December 2007, respectively. As a consequence, this sensitivity analysis relates to the position at these dates and is not representative of the year then ended.

The following assumptions were made in calculating the sensitivity analysis:

- the balance sheet sensitivity to interest rates relates only to derivative instruments as cash and debt balances are carried at amortised cost and so their carrying value does not change as interest rates move;
- changes in the carrying value of derivative financial instruments designated as cash flow hedges or net investment hedges are assumed to be recorded fully in equity;
- the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, cash and derivative instruments;
- changes in the carrying value of derivative financial instruments not in hedging relationships only affect the income statement;
- all other changes in the carrying value of derivative financial instruments designated as hedges are fully effective with no impact on the income statement;
- all debt is floating rate for the accrued interest part of the calculation;
- the floating rate leg of any swap or any floating rate debt is treated as not having any interest rate already set, therefore a change in the interest rates affects a full 12-month period for the accrued interest portion of the sensitivity calculations;
- the sensitivity of foreign exchange rates only looks at the outstanding foreign exchange forward book and the currency bank account balances at BBA Aviation plc company only as at the balance sheet date and assumed this is the position for a full 12-month period;
- the sensitivity of a 10% movement in foreign exchange rates has been used due to the fact that historically rates can move by approximately 10% per annum; and
- the sensitivity of a 1% movement in interest rates has been used as over the last three years floating $ interest rates have moved by on average 1% per annum.

17. Derivative financial instruments continued
(ii) Cash Flow Interest Rate Risk continued
Using the above assumptions the following table shows the illustrative effect on the income statement and equity that would result from reasonably possible movements in foreign currency exchange rates and interest rates, before the effects of tax.

	2008 Income Statement -/+ £m	**Equity -/+ £m**	2007 Income Statement -/+ £m	Equity -/+ £m
£/$ FX rates – £ strengthens 10%	**0.2**	**40.9**	0.2	29.1
£/$ FX rates – £ weakens 10%	**(0.2)**	**(50.0)**	(0.2)	(35.5)
£/Euro FX rates – £ strengthens 10%	**–**	**5.0**	–	6.3
£/Euro FX rates – £ weakens 10%	**–**	**(6.1)**	–	(7.7)
Interest rates +1.00%	**(2.6)**	**7.5**	(3.4)	2.7
Interest rates -1.00%	**2.6**	**(7.8)**	3.4	(2.8)

The foreign exchange analysis in the sensitivity table above illustrates the impact of movements in foreign exchange rates on foreign currency transactional exposures and does not include the impact on the translation of the Group's income statement and balance sheet. The translation impact on profit before tax in the Group's income statement from the movement in exchange rates is £0.45 million for each 1 cent movement in the £/$ exchange rate.

18. Provisions

	Beginning of year £m	**Exchange rate adjustments £m**	**Charged in year £m**	**Utilised in year £m**	**End of year £m**
Restructuring provisions	2.0	0.5	0.3	(1.1)	1.7
Discontinued operations	20.1	0.1	0.3	(1.3)	19.2
Environmental provisions	1.1	0.4	–	–	1.5
	23.2	1.0	0.6	(2.4)	22.4

Restructuring provisions represent costs provided in relation to decisions made at the balance sheet date for reorganisations which are expected to occur within one year of the balance sheet date. The charges to the restructuring provision relate principally to the closure of a number of commercial cargo handling operations.

Discontinued operations represent a provision for environmental liabilities relating to businesses that have been disposed of by the Group in prior years. The liabilities have been assessed over a remaining period of 25 years. The provision of £19.2 million is partially offset by expected recoveries from third parties of £13.3 million (2007: £13.3 million), which are included within trade and other receivables due after one year in note 12.

Environmental provisions relate to environmental liabilities within businesses that have been acquired by the Group. The liabilities have an expected life of up to five years.

	2008 £m	2007 £m
Analysed as:		
Current liabilities	**1.7**	2.0
Non-current liabilities	**20.7**	21.2
	22.4	23.2

19. Pensions and other post-retirement benefits
The Group operates a number of plans worldwide, of both the funded defined benefit type and the defined contribution type. The normal pension cost for the Group, including early retirement costs, was £7.5 million (2007: £7.4 million) of which £3.4 million (2007: £3.0 million) was in respect of foreign schemes. This includes £4.0 million (2007: £3.1 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's main UK pension commitments are contained within a final salary defined benefit scheme with assets held in a separate trustee-administered fund. Contributions to the scheme are made and the pension cost is assessed using the projected unit method. The latest actuarial valuation of the scheme was as at 31 March 2007.

During the year, the Trustees of the UK defined benefit plan purchased from Legal & General Group plc an annuity to match the liabilities associated with pensioner members. The annuity is an investment of the UK plan, and all pension liabilities and responsibility for future pension payments remain with the plan. The income from the annuity will match the payments to be made to members who were pensioners at the time the annuity was purchased, and removes mortality risk in relation to those members which are the subject of the annuity purchase.

The Group's foreign pension schemes mainly relate to a number of funded final salary defined benefit pension arrangements in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

19. Pensions and other post-retirement benefits continued

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31 December 2008. The following weighted average financial assumptions have been adopted:

		United Kingdom			North America	
p.a. (%)	**2008**	2007	2006	**2008**	2007	2006
Discount rate	**6.4**	5.8	5.1	**6.0**	6.0	5.7
Rate of increase to pensionable salaries	**3.5**	4.7	4.4	**4.0**	4.0	4.0
Price inflation	**2.5**	3.2	2.9	**2.0**	2.8	2.8
Rate of increase to pensions in payment	**2.5**	3.2	2.9	**–**	–	–

For the UK plan, the mortality assumptions are based on the recent actual mortality experience of members within the plan and the assumptions also allow for future mortality improvements. The life expectancy assumptions applying to the UK plan as at 31 December 2008 are as follows:

	Male	**Female**
Life expectancy for a current 65 year old (years)	21.2	22.0
Life expectancy for a 65 year old in 15 years (years)	23.1	23.2

For the US post-retirement medical plan, the immediate trend rate for medical benefits was 9.5%, which is assumed to reduce by 0.5% per annum to 5% in 2018 onwards.

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

		United Kingdom			North America				Total
	2008 £m	2007 £m	2006 £m	**2008 £m**	2007 £m	2006 £m	**2008 £m**	2007 £m	2006 £m
Assets									
Equities	**56.9**	139.4	128.8	**10.8**	11.8	12.0	**67.7**	151.2	140.8
Government bonds	**8.2**	160.0	159.0	**7.2**	7.2	6.9	**15.4**	167.2	165.9
Corporate bonds	**25.2**	90.0	87.2	**1.6**	1.3	1.3	**26.8**	91.3	88.5
Property	**23.0**	44.4	56.3	**–**	–	–	**23.0**	44.4	56.3
Insurance policies	**221.6**	2.5	8.8	**–**	–	–	**221.6**	2.5	8.8
Cash	**8.3**	20.3	12.8	**1.0**	1.2	4.0	**9.3**	21.5	16.8
Total fair value of scheme assets	**343.2**	456.6	452.9	**20.6**	21.5	24.2	**363.8**	478.1	477.1
Present value of defined benefit obligations	**338.1**	391.0	464.2	**43.9**	31.8	34.0	**382.0**	422.8	498.2
Asset not recognised	**5.1**	65.6	–	**–**	–	–	**5.1**	65.6	–
Liability recognised on the balance sheet	**–**	–	(11.3)	**(23.3)**	(10.3)	(9.8)	**(23.3)**	(10.3)	(21.1)

As at the balance sheet date the update of the actuarial valuation of the UK Income and Protection Plan indicates a surplus of £5.1 million. In accordance with IAS 19, IFRIC 14 and the Group's accounting policies, the surplus has been restricted and no asset has been recognised in the balance sheet, as any economic benefit or recovery via refund or reduction in future contributions is not sufficiently certain.

The funding policy for the United Kingdom and majority of the North American schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

Included within other receivables in the balance sheet are £4.0 million (2007: £3.6 million) of listed investments which are held in trust for the benefit of members of the North American schemes. These amounts are not included within the assets shown in the table above as they are not controlled by the pension schemes in question.

A 0.25% decrease in the assumed discount rates on the UK plan would increase the net surplus by £6.4 million. A 0.25% increase in the assumed discount rate on the UK plan would change the position from a £5.1 million net surplus to a £1.6 million net deficit. Similar changes to discount rates on the US schemes would not have a material impact on the net deficit position.

		United Kingdom			North America	
Long-Term Expected Return on Assets (%)	**2008**	2007	2006	**2008**	2007	2006
Equities	**8.1**	8.3	8.8	**8.1**	8.3	8.8
Government Bonds	**3.9**	4.5	4.5	**2.8**	4.5	4.8
Corporate Bonds	**5.6**	5.0	5.0	**4.8**	5.0	5.8
Other	**6.5**	6.8	7.0	**1.4**	4.7	4.1

The expected rates of return reflect the Group's best estimate of the investment returns (net of tax and expenses) that will be earned on each asset class over the long term. The long-term rates of return on bonds and other investments are set in line with market yields available at the balance sheet date. The long-term rate of return on equities is derived from considering current "risk free" rates of return with the addition of a future "risk premium". The overall expected return on assets in the analysis of the income statement is based on weighted average returns using the above rates for each asset class, and taking into account the asset allocation in each plan. Included within Other returns in 2008 for the UK scheme are the expected returns on the Legal & General insurance annuity. These are set by reference to the discount rate used to calculate the present value of the corresponding defined benefit obligation.

19. Pensions and other post-retirement benefits continued

Analysis of income statement charge	United Kingdom 2008 £m	United Kingdom 2007 £m	North America 2008 £m	North America 2007 £m	Total 2008 £m	Total 2007 £m
Current service cost	**3.3**	4.4	**0.2**	0.3	**3.5**	4.7
Interest cost	**22.2**	23.3	**1.9**	1.7	**24.1**	25.0
Expected return on assets	**(25.4)**	(27.6)	**(1.1)**	(1.3)	**(26.5)**	(28.9)
Gain/(loss) due to settlements/curtailments and terminations	**–**	(0.4)	**0.2**	–	**0.2**	(0.4)
Expense recognised in income statement	**0.1**	(0.3)	**1.2**	0.7	**1.3**	0.4

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Settlement losses have been recognised within other operating expenses and curtailment gains have been recognised within other operating income.

Changes to the present value of the defined benefit obligation during the year	United Kingdom 2008 £m	United Kingdom 2007 £m	North America 2008 £m	North America 2007 £m	Total 2008 £m	Total 2007 £m
Defined benefit obligation at beginning of year	**391.0**	464.2	**31.8**	34.0	**422.8**	498.2
Current service cost	**3.3**	4.4	**0.2**	0.3	**3.5**	4.7
Interest cost	**22.2**	23.3	**1.9**	1.7	**24.1**	25.0
Contributions by plan participants	**0.7**	0.7	**–**	–	**0.7**	0.7
Actuarial losses on scheme liabilities*	**(55.8)**	(79.1)	**(0.5)**	1.5	**(56.3)**	(77.6)
Net benefits paid out	**(23.3)**	(22.1)	**(1.8)**	(1.8)	**(25.1)**	(23.9)
Gains due to settlements and curtailments	**–**	(0.4)	**0.2**	(3.5)	**0.2**	(3.9)
Foreign currency exchange rate changes	**–**	–	**12.1**	(0.4)	**12.1**	(0.4)
Defined benefit obligation at end of year	**338.1**	391.0	**43.9**	31.8	**382.0**	422.8

* Includes changes to the actuarial assumptions

Changes to the fair value of scheme assets during the year	United Kingdom 2008 £m	United Kingdom 2007 £m	North America 2008 £m	North America 2007 £m	Total 2008 £m	Total 2007 £m
Fair value of scheme assets at beginning of year	**456.6**	452.9	**21.5**	24.2	**478.1**	477.1
Expected return on assets	**25.4**	27.6	**1.1**	1.3	**26.5**	28.9
Actual employer contributions	**6.8**	19.7	**0.7**	1.9	**7.5**	21.6
Contributions by plan participants	**0.7**	0.7	**–**	–	**0.7**	0.7
Net benefits paid out	**(23.3)**	(22.1)	**(1.8)**	(1.8)	**(25.1)**	(23.9)
Actuarial losses on assets	**(123.0)**	(22.2)	**(7.1)**	(0.4)	**(130.1)**	(22.6)
Settlements	**–**	–	**–**	(3.5)	**–**	(3.5)
Foreign currency exchange rate changes (if applicable)	**–**	–	**6.2**	(0.2)	**6.2**	(0.2)
Fair value of plan assets at end of year	**343.2**	456.6	**20.6**	21.5	**363.8**	478.1

	United Kingdom 2008 £m	United Kingdom 2007 £m	North America 2008 £m	North America 2007 £m	Total 2008 £m	Total 2007 £m
Actual return on scheme assets	**(97.6)**	5.4	**(6.0)**	0.9	**(103.6)**	6.3

The actual loss on scheme assets includes approximately £43 million in relation to the purchase of the annuity from Legal & General Group plc which arose due to the amount paid to the insurer being higher than the corresponding liabilities insured valued on an IAS 19 basis. On a funding basis, the amount paid was lower than the corresponding liabilities and therefore improved the funding position.

Analysis of amounts recognised in SoRIE	United Kingdom 2008 £m	United Kingdom 2007 £m	North America 2008 £m	North America 2007 £m	Total 2008 £m	Total 2007 £m
Total actuarial (losses)/gains recognised in year	**(67.2)**	56.9	**(6.6)**	(1.9)	**(73.8)**	55.0
Asset not recognised	**(5.1)**	(65.6)	**–**	–	**(5.1)**	(65.6)
	(72.3)	(8.7)	**(6.6)**	(1.9)	**(78.9)**	(10.6)
Cumulative amount of (losses)/gains recognised in SoRIE	**(18.8)**	48.4	**(21.1)**	(14.5)	**(39.9)**	33.9

Cumulative losses of £3.8 million have been recognised in the SoRIE in relation to pension schemes outside of the UK and North America. These schemes related to businesses which have since been disposed of by the Group.

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £nil and increase the net liability by £0.1 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £nil and reduce the net liability by £0.1 million.

19. Pensions and other post-retirement benefits continued

History of Asset Values, Defined Benefits Obligation, Surplus/Deficits in Schemes and Experience Gains and Losses

	United Kingdom					North America				
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m	**2008 £m**	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of assets	**343.2**	456.6	452.9	436.8	381.9	**20.6**	21.5	24.2	62.7	52.3
Defined benefits obligation	**338.1**	391.0	464.2	452.2	415.3	**43.9**	31.8	34.0	101.5	82.0
Surplus/(deficit)	**5.1**	65.6	(11.3)	(15.4)	(33.4)	**(23.3)**	(10.3)	(9.8)	(38.8)	(29.7)
Experience (losses)/gains on scheme assets	**(123.0)**	(22.2)	1.4	37.5	5.4	**(7.1)**	(0.4)	1.1	–	1.1
Experience (losses)/gains on scheme liabilities	**(5.0)**	60.4	(0.6)	(0.2)	(9.0)	**0.5**	(0.5)	(1.9)	(2.4)	(1.6)

	Rest of World					Total				
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m	**2008 £m**	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of assets	–	–	–	0.6	0.4	**363.8**	478.1	477.1	500.1	434.6
Defined benefits obligation	–	–	–	11.0	7.2	**382.0**	422.8	498.2	564.7	504.5
Deficit	–	–	–	(10.4)	(6.8)	**(18.2)**	55.3	(21.1)	(64.6)	(69.9)
Experience gains on scheme assets	–	–	0.1	0.1	0.1	**(130.1)**	(22.6)	2.6	37.6	6.6
Experience losses on scheme liabilities	–	–	0.1	(2.8)	–	**(4.5)**	59.9	(2.4)	(5.4)	(10.6)

	United Kingdom	North America	Total
Employer contributions for 2009 are estimated to be as follows:	**£3.5m**	**£2.4m**	**£5.9m**

20. Deferred tax

	Fixed assets £m	Other assets £m	Goodwill & intangibles £m	Tax losses & tax credits £m	Retirement benefits £m	Share-based payments £m	Total £m
Beginning of year	(18.8)	12.0	(22.5)	1.5	7.4	0.2	(20.2)
Charged in year	(1.3)	1.5	(3.9)	(0.2)	(0.6)	(0.2)	(4.7)
Recognised directly in equity	(0.2)	2.1	0.2	–	2.1	–	4.2
Exchange adjustments	(6.7)	5.2	(9.5)	–	2.3	–	(8.7)
End of year	(27.0)	20.8	(35.7)	1.3	11.2	–	(29.4)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2008 £m	2007 £m
Deferred tax liabilities	**(32.6)**	(26.0)
Deferred tax assets	**3.2**	5.8
	(29.4)	(20.2)

At the balance sheet date, the Group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £123.4 million (2007: £5.0 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time. Included in the unrecognised deferred tax asset is £0.3 million (2007: £0.1 million relating to losses due to expire in 2012) which relates to losses which will expire by 2012. Other losses may be carried forward indefinitely under current tax legislation.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £36.6 million (2007: £2.5 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

21. Share capital and reserves

	Allotted, called up and fully paid 2008 millions	2007 millions	Authorised 2008 millions	2007 millions
Share capital				
Number of shares				
Ordinary 29 $^{16}/_{21}$p shares	**412.5**	412.4	**504.0**	504.0
5% Cumulative preference £1 shares	**0.2**	0.2	**0.2**	0.2
6.75% Cumulative redeemable convertible preference £1 shares	**–**	–	**–**	95.0
Nominal value of shares	**£m**	£m	**£m**	£m
Equity shares				
Ordinary 29 $^{16}/_{21}$p shares	**122.7**	122.7	**150.0**	150.0
Non-equity shares				
5% Cumulative preference £1 shares	**0.2**	0.2	**0.2**	0.2
6.75% Cumulative redeemable convertible preference £1 shares	**–**	–	**–**	95.0
	0.2	0.2	**0.2**	95.2
	122.9	122.9	**150.2**	245.2

Issue of share capital

During the year 32,700 ordinary 29 $^{16}/_{21}$p shares (2007: 695,076) were issued under the BBA Aviation plc share option schemes. The consideration for shares issued in respect of share options was £0.1 million (2007: £1.5 million).

	2008 £m	2007 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	**346.4**	345.1
Premium on shares issued	**–**	1.3
End of year	**346.4**	346.4
Other reserves		
Beginning and end of year	**3.9**	3.9
Treasury reserve		
Beginning of year	**–**	(1.4)
Purchase of own shares	**(3.6)**	–
Sale/transfer of own shares	**–**	0.8
Transfer to retained earnings	**0.2**	0.6
End of year	**(3.4)**	–
Capital reserve		
Beginning of year	**17.2**	15.5
Credit to equity for equity-settled share-based payments	**1.8**	1.9
Transfer to retained earnings on exercise of equity-settled share-based payments	**(0.2)**	(0.2)
End of year	**18.8**	17.2
Hedging reserve		
Beginning of year	**(1.2)**	5.1
Decrease in fair value of cash flow hedging derivatives	**(35.3)**	(2.5)
Transfer to income	**8.3**	(3.8)
End of year	**(28.2)**	(1.2)
Translation reserve		
Beginning of year	**(31.3)**	(32.8)
Exchange differences on translation of foreign operations	**70.4**	1.5
End of year	**39.1**	(31.3)
Total other	**30.2**	(11.4)
Retained earnings		
Beginning of year	**(86.5)**	(136.2)
Transfer from capital reserve on exercise of equity-settled share-based payments	**0.2**	0.2
Transfer from treasury reserve	**(0.2)**	(0.6)
Tax on items taken directly to reserves	**6.4**	3.2
Actuarial losses	**(13.2)**	(10.6)
Dividends paid	**(31.6)**	(29.9)
Profit for the year	**62.8**	87.4
	(62.1)	(86.5)

21. Share capital and reserves continued

At 31 December 2008, 13,882 ordinary $29\frac{16}{21}$p shares (2007: 13,882 shares) with a nominal value of £4,132 (2007: £4,132) and a market value of £9,579 (2007: £28,493) were held in the BBA Employee Benefit Trust, a trust set up in 2006. Halifax EES Trustees International Limited, the trustees of the BBA Employment Benefit Trust, has agreed to waive its dividend entitlement in certain circumstances. At 31 December 2008, 2,126,445 ordinary $29^{16}/_{21}$p shares (2007: nil) with a nominal value of £632,871 (2007: £nil) and a market value of £1,467,247 (2007: £nil) were also held in the 1995 BBA Group Employee Share Trust. This included 49,751 shares, being dividend re-invested on 7 November 2008 under the Dividend Re-investment Plan.

Rights of non-equity interests

5% Cumulative preference £1 shares:

i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August;

ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders;

iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

Rights of equity interests

$29\frac{16}{21}$p Ordinary shares:

i. carry no right to fixed income;

ii. on a return of capital on a winding-up, or otherwise, will carry the right to repayment of capital; this right is subordinate to the rights of the preference shareholders;

iii. carry the right to attend and vote at a meeting of the Company.

22. Share-based payments

Equity-settled share-based payments

(i) Share options

The Group plan provides for a grant price equal to the average of the middle market price of a BBA Aviation plc share up to five dealing days prior to the date of grant. The vesting period is generally three to four years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Group before the options vest.

Details of the share options outstanding during the year are as follows:

	2008 Number of share options	2008 Weighted average exercise price	2007 Number of share options	2007 Weighted average exercise price
Outstanding at the beginning of the year	**10,184,446**	**258p**	13,556,246	275p
Granted during the year	**–**	**–**	1,124,790	202p
Exercised during the year	**(22,600)**	**153p**	(1,217,312)	225p
Lapsed during the year	**(2,158,062)**	**278p**	(3,279,278)	308p
Outstanding at the end of the year	**8,003,784**	**253p**	10,184,446	258p
Exercisable at the end of the year	**7,259,995**	**258p**	6,308,200	167p

The weighted average share price at the date of exercise for share options exercised during the period was 166p. The options outstanding at 31 December 2008 had weighted average remaining contractual life of 59 months and an exercise price range of £1.53 to £4.85. No options were granted during the year.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. The inputs into the models were as follows:

	2008 Issued in March 2003	2008 Others	2007 Issued in March 2003	2007 Others
Weighted average share price (pence)	**153**	**271**	153	269
Weighted average exercise price (pence)	**153**	**184**	153	247
Expected volatility	**12.0%**	**20.3%**	12.9%	20.7%
Expected life (months)	**10**	**25**	11	26
Risk-free rate	**4.1%**	**4.7%**	4.0%	4.7%
Expected dividends	**4.5%**	**3.4%**	4.6%	3.4%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Other share-based payment plan

The Company's savings-related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three-day middle market price of a BBA Aviation plc ordinary share prior to the date of grant, less 20%. Options are granted under three or five-year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the Group issued nil ordinary shares in 2008 (2007: 101,219 shares).

(ii) Conditional shares

Details of the conditional share awards outstanding during the year are as follows:

	2008 Number of shares	2007 Number of shares
Outstanding at the beginning of the year	**5,017,995**	2,660,200
Granted during the year	**4,341,219**	2,515,800
Vested during the year	**(95,833)**	–
Lapsed during the year	**(731,569)**	(158,005)
Outstanding at the end of the year	**8,531,812**	5,017,995

The awards outstanding at 31 December 2008 had a weighted average remaining contractual life of 64 months. The weighted average fair value of conditional shares granted in the year was 106p.

22. Share-based payments continued

The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. The inputs into the model were as follows:

	2008		2007	
	Issued in March 2008	**Others**	Issued in March 2007	Others
Weighted average share price at issue (pence)	**174**	**278**	251	258
Expected volatility	**24.0%**	**21.4%**	19.8%	18.8%
Expected life (months)	**27**	**9**	24	13
Risk-free rate	**3.8%**	**5.0%**	4.6%	4.4%
Expected dividend yield	**4.4%**	**3.9%**	3.4%	3.6%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

(iii) Expense charged to income statement

The Group recognised total expenses of £1.5 million (2007: £2.0 million) related to equity-settled share-based payment transactions during the year.

(iv) Cash-settled share-based payments

The Group issues to certain employees share appreciation rights (SARs) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations and use the assumptions noted in the above tables. The Group has recorded liabilities of £0.1 million (2007: £0.9 million) and a total credit of £0.8 million (2007: credit £1.1 million). The total intrinsic value of vested SARs at 31 December 2008 was £nil (2007: £nil).

23. Reconciliation of movements in total shareholders' equity

	2008 £m	2007 £m
Total recognised income and expense for the period	**99.5**	75.2
Equity dividends	**(31.6)**	(29.9)
Credit to equity for equity-settled share-based payments	**1.8**	1.9
Movement in minority interests	**–**	(0.1)
Movement on treasury reserve	**(3.6)**	0.8
Issue of shares	**–**	1.5
Net movement in total shareholders' equity for the period	**66.1**	49.4
Total shareholders' equity at beginning of period	**371.9**	322.5
Total shareholders' equity at end of period	**438.0**	371.9

24. Cash flow from operating activities

	2008 £m	2007 £m
Operating profit from continuing operations	**104.7**	130.1
Share of profit from associates	**(1.0)**	(1.1)
Profit from operations	**103.7**	129.0
Depreciation of property, plant and equipment	**30.9**	26.9
Amortisation of intangible assets	**4.8**	3.2
(Profit)/loss on sale of property, plant and equipment	**(0.1)**	0.2
Share-based payment expense	**1.5**	2.0
Decrease in provisions	**(1.8)**	(3.5)
Pension scheme payments	**(4.0)**	(17.1)
Non-cash impairments	**4.2**	9.9
Gain on disposal of businesses	**-**	(38.4)
Operating cash flows before movements in working capital	**139.2**	112.2
Decrease/(increase) in working capital	**3.8**	(15.5)
Cash generated by operations	**143.0**	96.7
Income taxes paid	**(16.6)**	(18.0)
Net cash flow from operating activities	**126.4**	78.7

Analysed as:		
Net cash flow from continuing operations	**126.4**	102.4
Net cash flow from discontinued operations	**-**	(23.7)
	126.4	78.7

Dividends received from associates	**0.8**	0.5
Purchase of property, plant and equipment	**(29.5)**	(36.3)
Purchase of intangible assets†	**(1.4)**	(1.0)
Proceeds from disposal of property, plant and equipment	**1.1**	2.9
Interest received	**30.6**	35.8
Interest paid	**(49.6)**	(58.4)
Interest element of finance leases paid	**(1.2)**	(1.6)
Free cash flow*	**77.2**	20.6

Analysed as:		
Free cash inflow from continuing operations	**77.2**	44.3
Free cash outflow from discontinued operations	**-**	(23.7)
	77.2	20.6

The cash outflow associated with discontinued operations in 2007 relates to the payment of accrued costs of the Fiberweb demerger, and to the settlement of pension liabilities relating to Becorit and two companies which formed part of Fiberweb. Fiberweb was demerged and Becorit was sold in 2006.

† Purchase of intangible assets excludes £21.9 million (2007: £2.5 million) paid in relation to Ontic licences since the directors believe these payments are more akin to expenditure in relation to acquisitions, and are therefore outside of the Group's definition of free cash flow. These amounts are included within purchase of intangible assets on the face of the cash flow statement.

* Free cash flow for 2007 has been restated to reflect the above change in definition.

25. Disposal of a subsidiary

Oxford Aviation Training and Oxford Airport

On 29 June 2007 the Group disposed of its interest in Oxford Aviation Training and on 19 July 2007 disposed of its interest in Oxford Airport.

The net assets of these businesses at the date of disposal were as follows:

	Oxford Aviation Training 29 June 2007 £m	Oxford Airport 19 July 2007 £m
Intangible assets	11.8	2.4
Property, plant and equipment	8.1	16.3
Inventories	0.3	0.1
Trade and other receivables	2.7	2.1
Trade and other payables	(12.1)	(1.0)
Tax liabilities	(0.4)	(0.6)
	10.4	19.3
Disposal costs	1.8	1.2
Gain on disposal	19.8	18.6
	32.0	39.1
Satisfied by:		
Cash	32.0	39.1
Net cash inflow arising on disposal:		
Cash consideration received	32.0	39.1
Bank overdrafts, loans, finance leases and cash and cash equivalents disposed of on disposal	–	–
	32.0	39.1

In total, Oxford Aviation Training and Oxford Airport contributed £2.0 million to operating profit in 2007.

26. Acquisition of subsidiary undertakings

The Group made a number of acquisitions during the year which are detailed in the Directors' Report on page 54. The directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The net assets acquired and the goodwill arising on these acquisitions are as set out below:

	Book Value £m	Fair value adjustments £m	Adjustments to align accounting policies £m	Provisional fair value to BBA Aviation £m
Intangible assets	–	21.6	–	21.6
Property, plant and equipment	5.3	–	–	5.3
Inventories	0.7	–	–	0.7
Receivables	0.8	–	–	0.8
Payables	(3.3)	–	–	(3.3)
Net borrowings	0.5	–	–	0.5
Net assets	4.0	21.6	–	25.6
Goodwill				53.0
Total consideration (including deferred consideration)				78.6
Deferred consideration				(2.2)
Net cash consideration paid in 2008				76.4

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercises.

In the period since acquisition to 31 December 2008, the revenue from acquisitions was £13.7 million and profit for the year was £1.0 million.

The acquisitions noted above contributed £0.3 million to the Group's net operating cash flows, paid £nil million in respect of net returns on investment and servicing of finance, paid £nil million in respect of taxation, paid £0.1 million in respect of capital expenditure and utilised £nil million for investing activities.

If the acquisitions had been completed on 1 January 2008, total revenue for the period from acquisitions would have been approximately £30 million, and profit for the year would have been approximately £2 million.

The goodwill arising on these acquisitions is attributable to the anticipated profitability arising from the expansion of the Group's FBO network, together with anticipated future operating synergies.

27. Contingent liabilities

The Group is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

Additionally, the Group has previously owned businesses that manufactured products containing asbestos. No Group company has manufactured or sold any products or materials containing asbestos for many years. A small number of former Group companies have been named as defendants to asbestos-related claims. When these companies were sold, the Group retained certain obligations to indemnify the purchasers against such claims. Notwithstanding such indemnity arrangements, the costs incurred by the Group in dealing with claims made against these former Group companies have been immaterial. During the period 1989 to 31 December 2008, the Group's costs of defending and disposing of all asbestos-related claims, net of insurance coverage, were approximately £5.6 million. The Group maintains a portfolio of insurance coverage in respect of the majority of such claims, including legal defence costs and liability cover. State operated compensation programmes have also provided coverage. On the basis of its past claims experience, the Group does not anticipate any material increase in the cost to it of resolving such claims.

Whilst the outcome of these claims are, by their nature, uncertain, the directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will materially exceed the insurance coverage or amounts provided as shown in note 18, and are not expected to have a material adverse effect upon the Group's financial position.

28. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2008 £m	2007 £m
Short-term benefits	**4.1**	4.7
Post-employment benefits	**0.5**	1.1
Termination benefits	**-**	0.4
Share-based payments	**(0.2)**	(0.2)
	4.4	6.0

Post-employment benefits include contributions of £0.3 million (2007: £0.9 million) in relation to defined contribution schemes.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The directors' remuneration is disclosed in the Directors' Remuneration Report on pages 62 to 69.

28. Related party transactions continued

Other related party transactions

During the prior year a subsidiary provided services to a company controlled by a person who is a close family member of Roberto Quarta, a director of BBA Aviation plc in 2007. These were provided in the ordinary course of business and on an arm's length basis and amounted to £15,641. At 31 December 2007 £nil remained unpaid.

During the year, Group companies entered into the following transactions with related parties who are not members of the Group:

	Sales of Goods		Purchases of Goods		Amounts owed by related parties		Amounts owed to related parties	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Associates	**2.6**	1.8	**129.0**	81.1	**0.5**	0.5	**5.5**	8.0

Purchases were made at market price discounted to reflect the quantity of goods purchased and the relationships between the parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

At the balance sheet date, Group companies had loan receivables from an associated undertaking of £1.5 million (2007: £1.3 million). The loans are unsecured and will be settled in cash, and were made on terms which reflect the relationships between the parties.

Independent Auditors' Report to the members of BBA Aviation plc

We have audited the parent company financial statements of BBA Aviation plc for the year ended 31 December 2008 which comprise the Balance Sheet and the related notes 1 to 12. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of BBA Aviation plc for the year ended 31 December 2008 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2008;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte LLP

Chartered Accountants and Registered Auditors
London, United Kingdom
25 February 2009

Company Balance Sheet

	Notes	2008 £m	2007 £m
Fixed assets			
Tangible assets			
Land and buildings	3	**0.3**	0.3
Plant and machinery	3	**0.1**	0.1
Investments	4	**2,288.8**	2,219.6
Deferred tax asset		**3.5**	–
		2,292.7	2,220.0
Current assets			
Debtors due within one year	5	**1,207.2**	667.4
Cash at bank and in hand		**26.8**	12.3
		1,234.0	679.7
Current liabilities			
Creditors: amounts falling due within one year			
Borrowings and finance leases	6	**(4.5)**	(17.2)
Others	6	**(1,867.7)**	(1,334.3)
Net current liabilities		**(638.2)**	(671.8)
Total assets less current liabilities		**1,654.5**	1,548.2
Long-term liabilities			
Creditors: amounts falling due after more than one year			
Borrowings and finance leases	7,8	**(596.4)**	(413.2)
Others	8	**(116.1)**	–
Total net assets		**942.0**	1,135.0
Capital and reserves			
Called up share capital	10	**122.7**	122.7
Share premium account	10	**346.4**	346.4
Revaluation reserve	10	**3.5**	3.5
Other	10	**234.3**	248.2
Profit and loss account	10	**235.1**	414.2
Equity shareholders' funds		**942.0**	1,135.0

These financial statements were approved by the Board of Directors on 25 February 2009 and signed on its behalf by

Simon Pryce
Group Chief Executive

Andrew Wood
Group Finance Director

In accordance with the exemptions permitted by s230 of the Companies Act 1985, the profit and loss account of the Company has not been presented. The loss for the financial year in the accounts of the Company, after dividends from subsidiary undertakings, amounted to £149.0 million (2007: profit £28.0 million).

The auditors' remuneration for audit and other services is disclosed in note 2 to the consolidated financial statements.

The accompanying notes are an integral part of this balance sheet.

Accounting Policies

Basis of Accounting

The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets and in accordance with applicable United Kingdom accounting standards.

The principal accounting policies are set out below. They have all been applied consistently throughout the year and preceding year.

The Company has taken advantage of the exemption contained in FRS 1 "Cash Flow Statements" and has not produced a cash flow statement.

The Company has taken advantage of the exemption contained in FRS 8 "Related Party Transactions" and has not reported transactions with fellow Group undertakings.

Investments

In the Company's financial statements, investments in subsidiary and associated undertakings are stated at cost less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Gains or losses on the qualifying part of net investment hedges are recognised in equity together with the gains and losses on the underlying net investment. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Pensions and other Post-Retirement Benefits

The Company provides pension arrangements to the majority of full time employees through the Company's defined benefit scheme. It is not possible to identify the share of underlying assets and liabilities in this scheme which is attributable to the Company on a consistent and reasonable basis. Therefore the Company has applied the provisions in FRS 17 to account for the scheme as if it was a defined contribution scheme.

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over employees' working lives within the Company. The contribution levels are determined by valuations undertaken by independent qualified actuaries.

Share-Based Payments

The Company operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Company revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Tangible Fixed Assets

Plant and machinery, with the exception of tooling and motor vehicles, was professionally valued at 31 December 1988 on an existing use basis. Additions after that date are stated in the balance sheet at cost. Land and buildings are stated at cost or valuation (performed in 1988). Other tangible fixed assets are stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of tangible fixed assets less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3 – 18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery in note 3 of the accounts.

The revaluation reserve consists of the surpluses on the revaluation of land and buildings to their market value for existing use and on the revaluation of plant and machinery to net current replacement cost. The directors are not aware of any material change to the value of these assets since the last revaluation.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the profit and loss account on a straight line basis over the lives of the leases.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Deferred tax is not provided on timing differences arising from the sale or revaluation of fixed assets unless, at the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will qualify for rollover relief.

Notes to the Company Financial Statements

1. Dividends

On 23 May 2008, the 2007 final dividend of 5.35p per share (total dividend £22.1 million) was paid to shareholders. In May 2007, the 2006 final dividend paid was 5.0p per share (total dividend £20.6 million).

On 7 November 2008, the 2008 interim dividend of 2.30p per share (total dividend £9.5 million) was paid to shareholders. In November 2007, the 2007 interim dividend paid was 2.25p per share (total dividend £9.3 million).

In respect of the current year, the directors propose that a final dividend of 5.30p per share will be paid to shareholders on 22 May 2009. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with FRS 21 "Events after the Balance Sheet Date" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 13 March 2009. The total estimated dividend to be paid is £21.9 million.

The Company intends to withdraw the Dividend Reinvestment Plan and instead, subject to shareholder approval, the Company proposes to operate a Scrip Dividend Scheme which provides shareholders with the opportunity to receive their dividends in the form of new ordinary shares in the Company instead of cash. Accompanying this report is a separate circular setting out the terms and conditions of the proposed Scrip Dividend Scheme. Mandate forms containing elections to join the Scrip Dividend Scheme must be received by the Company's registrar no later than 23 April 2009 in order to be effective for the 2008 final dividend.

2. Directors

Emoluments and interests

Details of directors' emoluments and interests are provided within the Directors' Remuneration Report on pages 62 to 69.

	2008 Number	2007 Number
Employees		
Average monthly number (including Executive Directors)	**35**	33

	£m	£m
Employment costs		
Wages and Salaries	**5.6**	4.2
Social security costs	**0.6**	0.5
Pension costs	**0.9**	1.2
	7.1	5.9

3. Tangible fixed assets

	Land and buildings £m	**Plant and machinery £m**
Cost or valuation		
Beginning of year	**0.5**	**0.9**
Additions	**0.1**	**0.1**
Asset write-downs	**–**	**(0.1)**
End of year	**0.6**	**0.9**
Accumulated depreciation		
Beginning of year	**0.2**	**0.8**
Provided during the year	**0.1**	**0.1**
Asset write-downs	**–**	**(0.1)**
End of year	**0.3**	**0.8**
Net book value end of year		
Owned assets	**–**	**0.1**
Leased assets	**0.3**	**–**
	0.3	**0.1**

	2008 £m	2007 £m
Land and buildings		
Short leasehold	**0.3**	0.3
	0.3	0.3

4. Fixed asset investments

	2008 £m	2007 £m
Subsidiary undertakings		
Cost of shares		
Beginning of year	**2,170.5**	1,769.5
Additions	**69.2**	513.3
Disposals	**–**	(112.3)
End of year	**2,239.7**	2,170.5
Provisions		
Beginning and end of year	**(54.3)**	(54.3)
Net book value end of year	**2,185.4**	2,116.2
Loans to subsidiary undertakings		
Beginning and end of year	**103.4**	103.4
Total		
Fixed asset investments	**2,288.8**	2,219.6

5. Debtors

	2008 £m	2007 £m
Trade debtors		
Amounts owed by subsidiary undertakings	**1,145.5**	643.0
Other debtors, prepayments and accrued income	**61.7**	24.4
	1,207.2	667.4

6. Creditors: amounts falling due within one year

	2008 £m	2007 £m
Borrowings (note 7)		
Bank loans and overdrafts	**4.5**	17.2
	4.5	17.2
Others		
Amounts owed to subsidiary undertakings	**1,830.7**	1,301.2
Corporate Tax – United Kingdom	**–**	4.9
Other taxation and social security	**0.2**	0.2
Other creditors	**14.5**	9.4
Accruals and deferred income	**22.3**	18.6
	1,867.7	1,334.3

Creditor days for the Company for the year were an average of 29 days (2007: 62 days).

7. Borrowings

	2008 £m	2007 £m
Borrowings summary		
Medium-term loans		
Repayable between two and five years	**596.4**	413.2
	596.4	413.2
Short-term		
Overdrafts, borrowings and finance leases repayable within one year	**4.5**	17.2
Total borrowings and finance leases	**600.9**	430.4
Cash at bank and in hand	**(26.8)**	(12.3)
Net borrowings and finance leases	**574.1**	418.1

Borrowings analysis:

	2008 £m	2007 £m
Unsecured		
Bank loans and overdrafts		
Sterling	**21.7**	14.9
US dollar	**579.2**	361.9
Euro	**–**	53.2
Canadian dollar	**–**	0.4
Total borrowings and finance leases	**600.9**	430.4
Cash at bank and in hand	**(26.8)**	(12.3)
Net borrowings and finance leases	**574.1**	418.1

The interest rates on unsecured loans range from 2.6% to 4.5% per annum and repayments are due at varying dates up to 2012.

Operating Lease Commitments		
Land and buildings		
Within one year	**0.5**	0.3
One to five years	**1.2**	1.2
	1.7	1.5

Contingent liabilities		
Guarantees of subsidiary undertakings' overdrafts or loans and other guarantees	**46.9**	32.6

Additional detail of Contingent Liabilities are provided within note 27 to the consolidated financial statements.

Foreign currency contracts

At 31 December 2008, the Group had £356.2 million (2007: £347.5 million) of forward contracts to buy/sell foreign currency.

8. Creditors: amounts falling due after more than one year

	2008 £m	2007 £m
Borrowings (note 7)		
Bank loans	**596.4**	413.2
Others		
Other creditors	**116.1**	–
	712.5	413.2

9. Reconciliation of movements in shareholders' funds

	2008 £m	2007 £m
(Loss)/profit for the period	**(149.0)**	28.0
Equity dividends	**(31.6)**	(29.9)
	(180.6)	(1.9)
Fair value movements in interest rate cash flow hedges	**(14.9)**	(2.6)
Credit to equity for equity-settled share-based payments	**1.8**	2.0
Movement on treasury reserve	**(3.6)**	0.9
Tax on items recognised directly in equity	**1.5**	–
Transfer to profit or loss from equity on interest rate hedges	**2.8**	(1.8)
Issue of shares	**–**	1.5
Net movement in shareholders' funds for the period	**(193.0)**	(1.9)
Shareholders' funds at beginning of period	**1,135.0**	1,136.9
Shareholders' funds at end of period	**942.0**	1,135.0

10. Capital and reserves

Details of Company Share Capital are provided within note 21 to the consolidated financial statements.

	2008 £m	2007 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	**346.4**	345.1
Premium on shares issued	**–**	1.3
End of year	**346.4**	346.4
Revaluation reserve		
Beginning and end of year	**3.5**	3.5
Other		
Merger reserve		
Beginning and end of year	**99.3**	99.3
Capital reserve		
Beginning of year	**150.0**	148.2
Credit to equity for equity-settled share-based payments	**1.8**	2.0
Transfer to retained earnings on exercise of equity-settled share-based payments	**(0.2)**	(0.2)
End of year	**151.6**	150.0
Treasury reserve		
Beginning of year	**–**	(1.4)
Issue of own shares	**–**	0.9
Purchase of own shares	**(3.6)**	–
Transferred to Profit and Loss account	**0.2**	0.5
End of year	**(3.4)**	–
Hedging reserves		
Beginning of year	**(1.1)**	3.3
Decrease in fair value of interest rate cash flow hedging derivatives	**(14.9)**	(2.6)
Transfer to income	**2.8**	(1.8)
End of year	**(13.2)**	(1.1)
Total other	**234.3**	248.2
Profit and loss account		
Beginning of year	**414.2**	416.4
Transfer from capital reserve on exercise of equity-settled share-based payments	**0.2**	0.2
Transfer from treasury reserve	**(0.2)**	(0.5)
Tax on items taken directly to reserves	**1.5**	–
(Loss)/profit for the period	**(149.0)**	28.0
Equity dividends	**(31.6)**	(29.9)
End of year	**235.1**	414.2

At 31 December 2008, 13,882 ordinary 2916/21p shares (2007: 13,882 shares) with a nominal value of £4,132 (2007: £4,132) and a market value of £9,579 (2007: £28,493) were held in the BBA Employee Benefit Trust, a trust set up in 2006. Halifax EES Trustees International Limited, the trustees of the BBA Employment Benefit Trust, has agreed to waive its dividend entitlement in certain circumstances. At 31 December 2008, 2,126,445 ordinary 29 16/21p shares (2007: nil) with a nominal value of £632,871 (2007: £nil) and a market value of £1,467,247 (2007: £nil) were also held in the 1995 BBA Group Employee Share Trust. This included 49,751 shares, being dividend re-invested on 7 November 2008 under the Dividend Re-investment Plan.

11. Share-based payments

Details of share-based payments are provided within note 22 to the consolidated financial statements.

12. Pension and other post-retirement benefits

The Company operates a defined benefit pension scheme in the United Kingdom, assets are held in a separate trustee-administered fund. Contributions to the scheme are made and pension cost is assessed using the projected unit method.

Details of the UK Scheme are provided within note 19 to the consolidated financial statements.

Principal Subsidiary Undertakings

The following is a list of the principal subsidiary undertakings of the Group at 31 December 2008, each of which is wholly-owned unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company's Annual Return.

	Country of incorporation and principal operation
Signature Flight Support Paris SA	France
APPH Limited	United Kingdom
APPH Aviation Services Limited	United Kingdom
ASIG Limited	United Kingdom
Balderton Aviation Holdings Limited*	United Kingdom
H+S Aviation Limited*	United Kingdom
Signature Flight Support London Luton Limited	United Kingdom
Signature Flight Support Heathrow Limited	United Kingdom
Signature Flight Support UK Regions Limited	United Kingdom
Aircraft Service International Group Incorporated	USA
APPH Wichita Incorporated	USA
APPH Houston Incorporated	USA
Barrett Turbine Engine Company	USA
Dallas Airmotive Incorporated	USA
Executive Beechcraft Incorporated	USA
International Governor Services LLC	USA
Ontic Engineering and Manufacturing Incorporated	USA
Signature Flight Support Corporation	USA

* Shares held by BBA Aviation plc.

Five Year Summary

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Income Statement					
Revenue	**1,156.1**	979.4	950.1	875.1	1,373.8
Underlying operating profit (continuing operations)	**109.7**	105.7	102.8	83.0	127.1
Restructuring costs, amortisation of acquired intangibles and non-recurring items	**(5.0)**	24.4	(8.0)	(23.8)	(28.6)
Interest (net)	**(20.5)**	(19.3)	(24.6)	(20.9)	(11.9)
Profit before tax	**84.2**	110.8	70.2	38.3	86.6
Tax	**(21.3)**	(23.6)	(20.7)	(7.1)	(22.3)
Profit for the period from continuing operations	**62.9**	87.2	49.5	31.2	64.3
(Loss)/profit after tax from discontinued operations	**–**	–	(76.2)	22.6	6.4
Profit/(loss) on disposal of disposed businesses	**–**	–	16.5	21.5	(2.8)
Profit/(loss) for the period	**62.9**	87.2	(10.2)	75.3	67.9
Minority interests	**(0.1)**	0.2	(0.1)	(0.2)	(0.1)
Profit/(loss) attributable to ordinary shareholders	**62.8**	87.4	(10.3)	75.1	67.8
Earnings per share					
Basic:					
Adjusted	**16.1p**	15.4p	14.9p	18.4p	19.7p
Unadjusted	**15.3p**	21.2p	(2.2)p	15.9p	14.3p
Diluted:					
Adjusted	**16.0p**	15.3p	14.9p	18.2p	19.0p
Unadjusted	**15.2p**	21.1p	(2.1)p	15.8p	14.0p
Dividends					
Dividends per ordinary share	**7.6p**	7.6p	8.5p	11.8p	11.3p
Balance sheet					
Employment of capital					
Non-current assets	**1,067.2**	709.2	689.0	1,233.3	1,161.5
Net current assets	**205.6**	165.7	199.2	318.6	333.6
Total assets less current liabilities	**1,272.8**	874.9	888.2	1,551.9	1,495.1
Non-current liabilities	**(784.7)**	(461.6)	(527.2)	(692.9)	(697.0)
Provisions for liabilities and charges	**(50.1)**	(41.4)	(38.5)	(122.9)	(126.8)
	438.0	371.9	322.5	736.1	671.3
Capital employed					
Called up share capital	**122.7**	122.7	122.5	121.6	169.0
Reserves	**314.5**	248.5	199.2	614.2	502.2
Shareholders' funds	**437.2**	371.2	321.7	735.8	671.2
Minority interests	**0.8**	0.7	0.8	0.3	0.1
	438.0	371.9	322.5	736.1	671.3
Capital expenditure	**30.9**	39.8	91.8	73.3	56.9
Number of employees, end of year	**10,557**	10,317	10,757	14,070	13,674

2004 results have not been restated to reflect the reclassification of the results of Becorit and Fiberweb as discontinued.

Shareholder Information

Analysis of shareholdings

	Number of shareholders	% of total	Number of shares	% of share capital
Size of holding				
Ordinary shareholdings at 31 December 2008				
1–1,000	2,135	45.99	868,089	0.21
1,001–5,000	1,719	37.02	3,842,091	0.93
5,001–10,000	282	6.07	1,994,884	0.48
10,001–50,000	228	4.91	4,898,221	1.19
50,001–100,000	55	1.18	3,986,402	0.97
100,001–upwards	224	4.83	396,863,172	96.22
	4,643	100.00	412,452,859	100.00
Holders				
Individuals	3,485	75.06	8,999,390	2.18
Pension funds	9	0.19	37,110	0.01
Nominee and other companies	1,101	23.72	402,859,470	97.67
Others	48	1.03	556,889	0.14
	4,643	100.00	412,452,859	100.00

Dividend Reinvestment Plan

The Company intends to withdraw the Dividend Reinvestment Plan and instead, subject to shareholder approval, the Company proposes to operate a Scrip dividend Scheme which provides shareholders with the opportunity to receive their dividends in the form of new ordinary shares in the Company instead of cash. Accompanying this report is a separate circular setting out the terms and conditions of the proposed Scrip Dividend Scheme. Shareholders who wish to join the Scrip Dividend Scheme should complete a mandate form which will need to be received by the Company's registrar no later than 23 April 2009 in order to be effective for the 2008 final dividend (payable 22 May 2009). Please contact the Company's registrar for further details.

Share dealing service

A share dealing service is available for UK shareholders from Capita Share Dealing Services to either sell or buy BBA Aviation plc shares. For further information on this service, please contact: www.capitadeal.com (on-line dealing) or 0871 664 0445 (telephone dealing). Calls cost 10p per minute plus network charges.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to charity through ShareGift a registered charity (charity no. 1052686). Further information is available by visiting www.sharegift.org or by telephoning ShareGift on 020 7930 3737.

Individual Savings Accounts

The Company offers an Individual Savings Account (ISA) through Barclays Stockbrokers Limited for BBA Aviation plc shares and other qualifying shares and cash. In the tax year ending 5 April 2009, the annual subscription allowance is £7,200 of which a maximum of £3,600 can be held as cash. In the tax year beginning 6 April 2009, the annual subscription allowance will be £7,200 of which a maximum of £3,600 can be held in cash. To register and receive an information pack, please call 0845 6013000. Calls are charged at local rates; you can only use this number if you are calling from the UK. For clients' security, calls may be recorded and randomly monitored.

Barclays Stockbrokers is the Group name for the business of: Barclays Stockbrokers Limited, a member of the London Stock Exchange and PLUS, Registered No 1986161; Barclays Sharedealing, Registered No 2092410; Barclays Bank Trust Company Limited, Registered No 920880. Registered VAT no. 243 8522 62. All companies are registered in England and the registered address is: 1 Churchill Place, London E14 5HP. All companies are authorised and regulated by the Financial Services Authority.

Key dates

Financial calendar	Date payable
Dividend and interest payments	
Ordinary shares:	
final 2008	May
interim 2009	November
5% cumulative preference shares	February and August

Announcement of Group results	Date announced
Half year result	August
Annual results	February
Report and accounts	Posted March
Interim Management Statements	April and November

Share price information

The price of the Company's shares is available from the voice-activated Financial Times Cityline Service: BBA Aviation plc ordinary shares – telephone: 09058 171 690 then say BBA Aviation. Calls are charged at 75p per minute from a BT landline. Average call duration will be one minute for one stock quote. Cost from other networks and mobile phones may be higher.

For the purpose of Capital Gains Tax calculations, the base cost of the old BBA Group plc shares held immediately before the demerger on 17 November 2006 has to be apportioned between BBA Aviation plc shares and Fiberweb plc shares. The ratio is BBA Aviation plc shares 84.73%: Fiberweb plc shares 15.27%. This is based on the respective market values on 17 November 2006, determined according to CGT rules at that time, of 281.155p for BBA Aviation plc shares and 170.5p for Fiberweb plc shares. This information is provided as indicative guidance. Any person wishing to calculate their Capital Gains Tax should take their own financial advice from their accountant or other authorised financial adviser and if they are in any doubt about their taxation position they should obtain professional advice.

Registered office

20 Balderton Street, London W1K 6TL
Telephone: 020 7514 3999 Fax: 020 7408 2318
http://www.bbaaviation.com
web enquiries to: info@bbaaviation.com
Registered in England
Company number: 53688

Company registrar

Capita Registrars, Northern House, Woodsome Park,
Fenay Bridge, Huddersfield HD8 0LA
Telephone: 0871 664 0300 (calls cost 10p per minute plus network charges)
From outside the UK: +44 20 8639 3399
e-mail shareholder.services@capitaregistrars.com
http://www.capitaregistrars.com

Please contact the registrars directly if you wish to advise a change of name, address, dividend mandate or wish to participate in the Dividend Reinvestment Plan or (as applicable) Scrip Dividend Scheme.

You can access general shareholder information and personal shareholding details from our registrars' website. Our registrars provide a share portal through which you can view up to date information and manage your shareholding. You can register for this service via www.capitashareportal.com. You will require your unique holder code, which can be found on your share certificate or dividend tax voucher, to register for the share portal service or to access other information from the registrar's website.

Beneficial owners of shares who have been nominated by the registered holder of those shares to receive information rights under section 146 of the Companies Act 2006 are required to direct all communications to the registered holder of their shares, not to the Company's registrar, Capita Registrars, or to the Company.

Notes

Notes

This Annual Report is addressed solely to members of BBA Aviation plc as a body. Neither the Company nor its directors accept or assume responsibility to any person for this Annual Report beyond the responsibilities arising from the production of this Annual Report under the requirements of applicable English company law. Sections of this Annual Report, including the Directors' Report and Directors' Remuneration Report contain forward-looking statements including, without limitation, statements relating to: future demand and markets of the Group's products and services; research and development relating to new products and services; liquidity and capital; and implementation of restructuring plans and efficiencies. These forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly, actual results may differ materially from those set out in the forward-looking statements as a result of a variety of factors including, without limitation: changes in interest and exchange rates, commodity prices and other economic conditions; negotiations with customers relating to renewal of contracts and future volumes and prices; events affecting international security, including global health issues and terrorism; changes in regulatory environment; and the outcome of litigation. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Pages 3 to 70 inclusive consist of a directors' report and directors' remuneration report that have been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Designed by sasdesign.co.uk
Photography by © Ian Berry/Magnum Photos
Board Photography by © Noorie Parvez
Printed by St. Ives Westerham Press

This Annual Report is printed on Consort Royal Silk paper and Challenger Offset, which carries FSC (Forest Stewardship Council) certification. It is made with ECF pulp (Elemental Chlorine free), is acid free, has a natural pH and is fully recyclable.

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-1732
© 1996 Forest Stewardship Council

BBA Aviation plc

Registered Office
20 Balderton Street
London, W1K 6TL
Telephone +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318

Registered in England
Company number: 53688
www.bbaaviation.com